Exhibit(a)(3)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant☒

Filed by a Party other than the Registrant☐

Check the appropriate box:

☒ Preliminary Proxy Statement

☐ Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to § 240.14a-12

PEDIATRIC SERVICES OF AMERICA, INC.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies: common stock, par value $.01 per share

(2)	Aggregate number of securities to which transaction applies: 7,461,445 shares of common stock (consisting of 6,484,995 shares of common stock outstanding on May 18, 2007 that are not owned by Portfolio Logic LLC and its affiliates and 976,450 shares of common stock issuable upon exercise of in-the-money options).

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): The filing fee was determined based on the sum of (A) $105,381,169 (6,484,995 shares of common stock outstanding on May 18, 2007 that are not owned by Portfolio Logic LLC and its affiliates multiplied by $16.25) and (B) $6,444,570 (976,450 shares of common stock issuable upon the exercise of in-the-money options multiplied by $6.60, the difference between $16.25 and $9.65, the weighted-average exercise price of in-the-money options).

(4)	Proposed maximum aggregate value of transaction: $111,825,739

(5)	Total fee paid: $3,433 (the product of the proposed maximum aggregate value of the transaction and 0.0000307).

☒ Fee paid previously with preliminary materials:

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

Preliminary Copy – Subject to Completion

July     , 2007

PEDIATRIC SERVICES OF AMERICA, INC.

310 Technology Parkway

Norcross, Georgia 30092

(770) 441-1580

Dear Stockholder:

On behalf of the board of directors, I cordially invite you to attend a special meeting of the stockholders of Pediatric Services of America, Inc., d/b/a PSA Healthcare (“PSA”), which will be held at [the Northeast Atlanta Hilton Hotel, 5993 Peachtree Industrial Boulevard, Norcross, Georgia 30092], on ___________, 2007 at 9 a.m. Eastern Time. At the special meeting, you will be asked to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of April 25, 2007, among PSA, Portfolio Logic LLC and Pointer Acquisition Co., Inc. (“Merger Sub”), which provides for the merger of Merger Sub with and into PSA, with PSA as the surviving corporation.

If the merger agreement is approved and the merger is completed, each share of PSA common stock, other than shares held by Portfolio Logic LLC and its subsidiaries, and other than shares held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be converted into the right to receive $16.25 in cash, without interest. As a result of the merger, PSA will no longer be a publicly held company listed on the NASDAQ Global Market, but will instead be privately owned.

On April 25, 2007, PSA’s board of directors unanimously approved and adopted the merger agreement and determined that the transactions it contemplates are fair to and in the best interests of PSA and its unaffiliated stockholders. Our board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement. In arriving at its recommendation, our board of directors carefully considered a number of factors which are described in the accompanying proxy statement.

The date, time and place of the special meeting to consider and vote upon the merger agreement will be as follows:

__________________, 2007

9 a.m.

The attached proxy statement gives you detailed information about the special meeting, the merger agreement and the merger, and a copy of the merger agreement is included as Annex A to the proxy statement. You should read the proxy statement and the merger agreement carefully.

YOUR VOTE IS VERY IMPORTANT, regardless of the number of shares you own. The merger cannot be completed unless a majority of our shares of common stock outstanding on the record date vote for the adoption of the merger agreement. Your failure to respond will have the same effect as a vote against the merger. Therefore, whether or not you plan to attend the special meeting, please complete and promptly mail your proxy card in the enclosed return envelope, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card and in the accompanying proxy statement. This will not prevent you from voting in person at the special meeting if you so desire.

If you have any questions or need assistance voting your shares, please call Mellon Investor Services LLC, which is assisting us, toll-free at (866) 688-5667.

Sincerely yours,

Michael E. Axelrod

Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This proxy statement is dated __________, 2007 and is first being mailed to stockholders of PSA on or about __________, 2007.

PEDIATRIC SERVICES OF AMERICA, INC.

310 Technology Parkway

Norcross, Georgia 30092

(770) 441-1580

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON ____________, 2007

AT 9:00 A.M. EASTERN TIME

A special meeting of stockholders of Pediatric Services of America, Inc. (“PSA”) will be held at [the Northeast Atlanta Hilton Hotel, 5993 Peachtree Industrial Boulevard, Norcross, Georgia 30092] on ____________, 2007 at 9 a.m. Eastern Time, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of April 25, 2007, among PSA, Portfolio Logic LLC (“Portfolio Logic”), and Pointer Acquisition Co., Inc. (“Merger Sub”), which provides for the merger of Merger Sub with and into PSA, with PSA as the surviving corporation, and the conversion of each share of outstanding common stock of PSA (other than shares held by Portfolio Logic, PSA, or any of their respective subsidiaries and stockholders who validly perfect their appraisal rights under Delaware law) into the right to receive $16.25 in cash, without interest;

2. To consider and vote upon a proposal for the adjournment or postponement of the meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the meeting to adopt the merger agreement referred to in item 1; and

3. To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only holders of record of PSA common stock at the close of business on ___________, 2007 are entitled to notice of the meeting and to vote at the meeting or at any adjournment or postponement thereof. All stockholders of record are cordially invited to attend the special meeting in person.

Your vote is important, regardless of the number of shares of PSA common stock you own. The adoption of the merger agreement requires the affirmative vote of at least a majority of the shares of outstanding common stock held by stockholders of PSA entitled to vote. The proposal to adjourn or postpone the meeting, if necessary or appropriate to solicit additional proxies, requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy. Even if you plan to attend the meeting in person, we request that you complete, sign, date and return the enclosed proxy card and thus ensure that your shares will be represented at the meeting if you are unable to attend.

You also may vote your shares by proxy using a toll-free telephone number or the Internet. We have provided instructions on the proxy card and in the accompanying proxy statement for using these convenient services. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of the adoption of the merger agreement and the proposal to adjourn or postpone the meeting, if necessary or appropriate to solicit additional proxies.

If you fail to return your proxy card, and do not vote at the meeting, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the meeting and it will have the same effect as a vote AGAINST the adoption of the merger agreement. If you are a stockholder of record, voting in person at the meeting will revoke any proxy previously submitted.

Under Delaware law, holders of PSA common stock who do not vote in favor of the merger agreement will have the right to seek appraisal of the fair value of their shares as determined by Delaware state courts if the merger is completed, but only if they properly exercise their appraisal rights by complying with all of the required procedures under Delaware law. See “Appraisal Rights” beginning on page 31 of the accompanying proxy statement and Annex C to the proxy statement.

The merger agreement is described in the accompanying proxy statement, which you are urged to read carefully. A copy of the merger agreement is attached to the accompanying proxy statement as Annex A for your information.

By Order of the Board of Directors,

Michael E. Axelrod

Chairman of the Board of Directors

Norcross, Georgia

July     , 2007

1

ANNEXES:

Annex A	Agreement and Plan of Merger
Annex B	Opinion of Raymond James & Associates, Inc.
Annex C	Section 262 of the Delaware General Corporation Law

2

SUMMARY TERM SHEET

The following summary highlights the most material terms of the transaction described in this proxy statement. We encourage you to read carefully this entire proxy statement, its annexes and the documents referred to or incorporated by reference in this proxy statement. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under “Where You Can Find More Information” beginning on page 64. Each item in this summary term sheet includes a page reference directing you to a more complete description of that item.

Parties to the Merger (Page 39)

The parties to the merger are:

•	Pediatric Services of America, Inc., which we sometimes refer to in this proxy statement as “we,” the “company” or “PSA,” a Delaware corporation;

•	Portfolio Logic LLC, which we sometimes refer to in this proxy statement as “Portfolio Logic,” a Delaware limited liability company; and

•	Pointer Acquisition Co., Inc., which we sometimes refer to in this proxy statement as “Merger Sub,” a Delaware corporation and wholly-owned subsidiary of Portfolio Logic.

Whenever we refer to the merger agreement in this proxy statement, we are referring to the Agreement and Plan of Merger, dated as of April 25, 2007, among PSA, Portfolio Logic and Merger Sub attached as Annex A to this proxy statement. You should read the merger agreement because it, and not this proxy statement, is the legal document that governs the merger.

The Proposal (Page 40)

You will be asked to consider and vote upon a proposal to adopt the merger agreement, pursuant to which Merger Sub will be merged with and into PSA, with PSA continuing as the surviving company. Immediately following the merger, PSA, as the surviving corporation, will become a privately held company, controlled by Portfolio Logic. We refer to that merger as the “merger.” See “Special Factors—Certain Effects of the Merger” and “Special Factors—Interests of PSA’s Directors and Officers in the Merger.”

The Special Meeting (Page 40)

The special meeting will be held on                     , 2007, starting at 9 a.m., Eastern Time, at [the Northeast Atlanta Hilton Hotel, 5993 Peachtree Industrial Boulevard, Norcross, Georgia 30092].

Record Date (Page 40)

Only holders of shares of PSA common stock of record at the close of business on                     , 2007, the record date for the special meeting, are entitled to notice of and to vote at the meeting. Each holder of record of shares of PSA common stock on the record date will have the right to one vote for each share of common stock held.

Effects of the Merger (Page 29)

If the merger is completed, holders of our common stock (other than dissenting stockholders who properly exercise their statutory appraisal rights under Delaware law and other than Portfolio Logic and its subsidiaries and the D3 Parties to the extent described in the next paragraph and elsewhere in this proxy statement) will receive $16.25 per share in cash, without interest, for each share of PSA common stock owned at that time.

After the execution of the Merger Agreement, Portfolio Logic (with our consent) invited Mr. David Nierenberg, as president of the two general partners of three private investment partnerships that collectively beneficially own approximately 19.2% of our common stock (these partnerships consist of The D3 Family Fund, L.P. and the D3 Bulldog Fund, L.P., for which Nierenberg Investment Management Company, Inc. is the general partner, the

DIII Offshore Fund, L.P., for which Nierenberg Investment Management Offshore, Inc. is the general partner; we refer to these three partnerships and their respective corporate general partners as the “D3 Family Funds” and we refer to the D3 Family Funds and Mr. Nierenberg collectively as the “D3 Parties”), to participate with Portfolio Logic in the transaction described in the merger agreement. Under a non-binding memorandum of understanding, the D3 Parties have agreed to contribute some or all of the shares of PSA held by them to an entity to be formed by Portfolio Logic prior to the closing of the merger (which entity we sometimes refer to in this proxy statement as “Newco”). In exchange for these PSA shares, the D3 Parties would receive a minority interest in Newco. Portfolio Logic would then contribute all of its interest in Merger Sub to Newco. Following the merger, Newco would own all of the common stock of PSA as the company surviving the merger; Portfolio Logic would own a majority of the equity of Newco and would control Newco; and the D3 Parties would own a minority interest in Newco. As of the record date, Portfolio Logic owned [1,090,918] shares, or [14.4]%, of our outstanding common stock and the D3 Parties owned [1,453,444] shares, or [19.2]%, of our outstanding common stock as of the record date.

As a result of the merger, our stockholders, other than Portfolio Logic and the D3 Parties, as stockholders of Newco, will no longer have a direct or indirect equity interest in PSA. Our common stock will no longer be listed on the NASDAQ Global Market, and the registration of our common stock under Section 12 of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, will be terminated. See “Special Factors—Certain Effects of the Merger.”

Treatment of Outstanding Options (Page 29)

If the merger is completed, all outstanding options to purchase shares of PSA common stock not exercised prior to the merger will vest and be cancelled and converted into the right to receive a cash payment equal to the number of shares of PSA common stock underlying the options multiplied by the amount (if any) by which $16.25 exceeds the option exercise price, without interest and less any applicable withholding taxes. See “Special Factors—Certain Effects of the Merger.”

Interests of PSA’s Directors and Officers in the Merger (Page 31)

In considering the proposed merger, you should be aware that some of our directors and officers have interests in the merger that may be different from, or in addition to, your interests as a PSA stockholder generally, including:

•

accelerated vesting and cash-out of in-the-money stock options held by directors and officers of PSA under the Pediatric Services of America, Inc. Stock Option Plan, the Pediatric Services of America, Inc. Directors Stock Option Plan and the Pediatric Services of America, Inc. Employee Stock Purchase Plan;

•	prorated payment of all outstanding awards under the Pediatric Services of America, Inc. Long-Term Incentive Plan to the participating senior team members;

•

eligibility for change-in-control-related severance benefits for Daniel J. Kohl, our chief executive officer, and James M. McNeill, our chief financial officer, under the terms of their respective employment agreements;

•	automatic termination and immediate distribution of all benefits to participating officers and directors under the Pediatric Services of America, Inc. Non-Qualified Deferred Compensation Plan;

•	continued employment of our named executive officers, including pursuant to any potential new compensation arrangements that may be agreed between them and Newco;

•	continued indemnification and directors’ and officers’ liability insurance to be provided by the surviving corporation to current and former directors and officers of PSA and its subsidiaries.

These arrangements are more fully described under “Special Factors—Certain Effects of the Merger” and “Special Factors—Interests of PSA’s Directors and Officers in the Merger.”

Our board of directors was aware of these interests and considered them, among other matters, prior to providing its recommendations with respect to the merger agreement.

Required Vote (Page 40)

In order to complete the merger under Delaware law and the terms of our certificate of incorporation, stockholders holding at least a majority of the number of votes entitled to be cast must vote “FOR” the adoption of the merger agreement. Failing to vote your shares of PSA common stock or abstaining will have the same effect as a vote AGAINST the merger.

The proposal to adjourn or postpone the meeting, if necessary or appropriate to solicit additional proxies, requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy.

Share Ownership of Directors and Executive Officers (Page 59)

As of the record date, our directors and current executive officers beneficially owned in the aggregate (excluding options) [146,721] shares, or approximately [1.9]%, of the outstanding shares of PSA common stock. Each of our directors and executive officers intends to vote all of the shares he or she owns in favor of the merger.

Our Position as to the Fairness of the Merger; Board Recommendation (Page 14)

On February 14, 2007, our board of directors established a special negotiating committee, which we call the “negotiating committee,” consisting of three independent directors who are not officers or employees of PSA, and empowered it to, among other things, investigate, negotiate and consider the proposal from Portfolio Logic to purchase the capital stock of PSA and, if appropriate, to make a recommendation to PSA’s board of directors with respect to such proposal. As a result of its meetings and negotiations, the negotiating committee unanimously determined to recommend to the board of directors that the board of directors approve and adopt the merger agreement, and that the board of directors submit the merger agreement to the PSA stockholders for their adoption and approval.

The board of directors unanimously:

•

determined that the merger agreement, the merger and the transactions it contemplates are substantively fair to and in the best interests of us and our unaffiliated stockholders and that the processes used by the board in reaching its determinations were procedurally fair to our unaffiliated stockholders;

•	adopted the merger agreement and the transactions it contemplates, including the merger; and

•	recommended the adoption by our stockholders of the merger agreement.

For the factors considered by the negotiating committee and our board of directors in reaching their respective recommendations with respect to the merger agreement and the merger, see “Special Factors—Our Purposes and Reasons for the Merger; Recommendation of the PSA Board of Directors; Fairness of the Merger.” See also “Special Factors—Interests of PSA’s Directors and Officers in the Merger.”

Opinion of PSA’s Financial Advisor (Page 18 and Annex B)

The board of directors received an opinion from its financial advisor, Raymond James & Associates, Inc., which we refer to as Raymond James, to the effect that, as of the date of its opinion and based on and subject to the matters described in its opinion, the cash merger consideration of $16.25 per share without interest was fair, from a financial point of view, to the holders of PSA common stock other than Portfolio Logic and its affiliates. This opinion is attached as Annex B to this proxy statement.

Raymond James provided its opinion for the information and assistance of the board of directors in connection with its consideration of the merger, and the opinion of Raymond James is not a recommendation as to how any stockholder should vote or act with respect to any matter relating to the merger. We encourage you to read the opinion and the section entitled “Special Factors—Opinion of Financial Advisor” carefully and in its entirety. We have agreed to pay Raymond James customary fees in connection with the delivery of its opinion and for advisory services in connection with the merger.

Position of the Portfolio Logic Parties as to the Fairness of the Merger (Page 27)

The Portfolio Logic Parties believe that the consideration to be received in the merger by PSA’s unaffiliated stockholders is fair to such stockholders from a financial point of view and that the merger is procedurally fair to PSA’s unaffiliated stockholders. Whenever we refer to the “Portfolio Logic Parties” in this proxy statement, we are referring to Portfolio Logic, Merger Sub, Portfolio Logic Management LLC, a Delaware limited liability corporation that is the manager of Portfolio Logic, and Jeffrey D. Zients, the manager of Portfolio Logic Management LLC.

What We Need to Do to Complete the Merger (Page 51)

We will complete the merger only if the conditions set forth in the merger agreement are satisfied or waived. These conditions include, among others:

•	the approval of the merger agreement by the required vote of our stockholders;

•	the absence of any law, order or injunction preventing the consummation of the merger and the other transactions contemplated by the merger agreement;

•

the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, which we refer to as the Hart-Scott-Rodino Act;

•	the representations and warranties of PSA and of Portfolio Logic and Merger Sub being true and correct, subject to material adverse effect qualifications; and

•	PSA’s, Portfolio Logic’s and Merger Sub’s performance, in all material respects, of their covenants and agreements in the merger agreement.

At any time before the merger, to the extent legally allowed, our board of directors may waive Portfolio Logic’s and Merger Sub’s compliance with any of the conditions contained in the merger agreement applicable to them without the approval of PSA’s stockholders, and Portfolio Logic may waive PSA’s compliance with any of the conditions applicable to PSA contained in the merger agreement. As of the date of this proxy statement, neither PSA nor Portfolio Logic expects that any condition will be waived.

Regulatory Approvals That Must be Obtained (Page 35)

The merger was subject to review under the Hart-Scott-Rodino Act. The parties filed their respective notification and report forms with the Federal Trade Commission, which we refer to in this proxy statement as the FTC, and the Antitrust Division of the U.S. Department of Justice, which we refer to in this proxy statement as the Antitrust Division, under the Hart-Scott-Rodino Act on May 25, 2007 and received notice of early termination on June 5, 2007.

Termination of the Merger Agreement (Page 52)

Either we or Portfolio Logic may terminate the merger agreement at any time prior to the effective time of the merger, whether prior to or after our stockholders approve the merger agreement, if:

•

the merger has not been completed by October 25, 2007, so long as the party seeking to terminate has not materially breached its obligations under the merger agreement in any manner that has primarily contributed to the failure to complete the merger by that date;

•

any law or final non-appealable order restrains, enjoins or prohibits the completion of the merger, so long as the party seeking to terminate has used its reasonable best efforts to have the injunction or restraint lifted; or

•	the merger agreement has been submitted to our stockholders for adoption and the required vote has not been obtained.

We may also terminate the merger agreement if:

•

Portfolio Logic has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the merger agreement and that breach or failure would result in the failure of a closing condition and the breach or failure has not been or cannot be cured within the time period specified; or

•

prior to the receipt of the stockholder vote, our board of directors has received a superior proposal and enters into a definitive agreement implementing the superior proposal, provided we have complied with our obligations under the merger agreement.

Portfolio Logic may also terminate the merger agreement if:

•

we have breached or failed to perform any of our representations, warranties, covenants or other agreements in the merger agreement and that breach or failure would result in the failure of a closing condition and the breach or failure has not been or cannot be cured within the time period specified; or

•

our board of directors withdraws or modifies its recommendation of the merger agreement, fails to recommend to our stockholders that it approves the merger agreement or approves or recommends any alternative proposal.

Additionally, we and Portfolio Logic may terminate the merger agreement by mutual written consent at any time prior to the effective time of the merger, whether prior to or after our stockholders approve the merger agreement.

Expenses and Termination Fee (Page 53)

If the merger agreement is terminated under certain specified circumstances, we would be obligated to pay:

•	a termination fee of $4 million to Portfolio Logic; and/or

•

the actual and reasonably documented out-of-pocket fees and expenses of Portfolio Logic and Merger Sub, up to $500,000, which would be credited against the above $4 million termination fee if it became payable.

In addition, Portfolio Logic and Merger Sub would be obligated to pay a termination fee of $5 million in the aggregate to us if we terminate the merger agreement because Portfolio Logic has materially breached or failed to perform any of its representations, warranties, covenants or other agreements in the merger agreement such that Portfolio Logic could not satisfy a closing condition applicable to it and did not or could not cure such breach or failure to perform within the applicable time periods provided in the merger agreement.

Financing for the Merger; Source and Amount of Funds (Page 34)

The merger agreement does not contain any condition relating to the receipt of financing by Portfolio Logic and Merger Sub. PSA estimates that the total amount of funds necessary to consummate the merger and related transactions, and to pay related fees and expenses, will be approximately $135 million. This amount is expected to be provided through a combination of:

•

the “roll-over” of (i) all of the shares of PSA currently owned by Portfolio Logic and (ii) shares of PSA currently owned by the D3 Parties having a value, based on the merger consideration of $16.25 per share, of not less than $18 million and not more than $24 million;

•	up to approximately $[16] million of equity contributions to Newco from Portfolio Logic or its affiliates;

•	up to approximately $25 million of stockholder loans to be made to Newco by Portfolio Logic or its affiliates and, if the D3 Parties participate in the merger, by one or more of the D3 Parties; and

•	PSA’s available cash of approximately $[58] million.

No Solicitation of Transactions (Page 48)

The merger agreement restricts our ability to, among other things, solicit or engage in discussions or negotiations with a third party regarding specified transactions involving us or our subsidiaries and our board of directors’ ability to change or withdraw its recommendation of the merger agreement. Notwithstanding these restrictions, under circumstances specified in the merger agreement, we may respond to certain unsolicited competing proposals or terminate the merger agreement and enter into an agreement with respect to a superior proposal, each under the specific circumstances set forth in the merger agreement. See “The Merger Agreement—No Solicitation of Transactions.”

Rights of Appraisal (Page 35 and Annex C)

Delaware law provides you with appraisal rights in the merger. This means that, if you fully comply with the procedures for perfecting appraisal rights provided for under Delaware law, you are entitled to have the fair value of your shares determined by the Delaware Court of Chancery and to receive payment based on that valuation in lieu of the merger consideration. The ultimate amount you receive in an appraisal proceeding may be more or less than, or the same as, the amount you would have received under the merger agreement. To exercise your appraisal rights, you must deliver a written demand for appraisal to us before the vote on the merger agreement at the special meeting and you must not vote or otherwise submit a proxy in favor of the adoption of the merger agreement. Your failure to follow exactly the procedures specified under Delaware law will result in the loss of your appraisal rights. A copy of Section 262 of the Delaware General Corporation Law is attached to this proxy statement as Annex C.

Material United States Federal Income Tax Consequences (Page 33)

The receipt of cash for PSA common stock or compensatory options in the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, you will recognize gain or loss measured by the difference, if any, between the cash you receive in the merger and your adjusted tax basis in the shares or options you surrender.

THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF HOW THE MERGER WILL AFFECT YOU.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the special meeting and the proposed merger. These questions and answers may not address all questions that may be important to you as a stockholder of PSA. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	Why am I receiving these materials?

A:	You are receiving this proxy statement and proxy card because you own shares of PSA common stock. Our board of directors is providing these proxy materials to give you information for use in determining how to vote in connection with the matters to be addressed at the special meeting of stockholders.

Q:	Where and when is the special meeting? (page 40)

A:	The special meeting will take place at [the Northeast Atlanta Hilton Hotel, 5993 Peachtree Industrial Boulevard, Norcross, Georgia 30092], on , 2007, at 9 a.m. Eastern Time.

Q:	What matters will be voted on at the special meeting? (page 40)

A:	You will be asked to consider and vote on the following proposals:

•	to adopt the merger agreement;

•

to approve the adjournment or postponement of the special meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the merger agreement; and

•	to act upon other business that may properly come before the special meeting or any adjournment or postponement thereof.

Q:	What is the proposed transaction? (page 40)

A:

Under the terms of the merger agreement, upon completion of the merger, Merger Sub will be merged with and into PSA, with PSA being the surviving corporation. After the merger is completed, our common stock will cease to be traded on the NASDAQ Global Market and PSA will be a privately held company owned by Newco. In turn, a majority of the shares of Newco will be held by Portfolio Logic and a minority of the shares of Newco will be held by the D3 Parties.

Q:	What will I receive if the merger is completed? (page 40)

A:	You will have the right to receive $16.25 in cash, without interest, for each share of your PSA common stock, unless you are a dissenting stockholder and you perfect your appraisal rights under Delaware law.

Q:	How does PSA’s board of directors recommend that I vote? (page 14)

A:	Our board of directors recommends that our stockholders vote “FOR” the adoption of the merger agreement and “FOR” the adjournment proposal. You should read “Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger” for a discussion of the factors that our board of directors considered in deciding to recommend the adoption of the merger agreement.

Q:	What process did PSA’s board of directors use to determine that the merger is fair to PSA’s unaffiliated stockholders? (page 16)

A:	Our board of directors took several steps to ensure that the process by which the merger was reviewed and approved would produce a transaction that was procedurally and substantively fair to our unaffiliated stockholders. These steps included:

•

forming a special committee, comprised of all of the independent directors then serving on the board, for the purpose of considering Portfolio Logic’s proposal and other strategic alternatives available to us;

•

forming a negotiating committee, comprised of three independent directors, for the purpose of negotiating the transaction with Portfolio Logic and responding to any other indications of interest that might arise from third parties; and

•

negotiating provisions in the merger agreement that, in certain circumstances, allow us to consider (and, subject to a termination fee, terminate the merger agreement to consummate) competing proposals received from third parties.

Q:	Are there risks to be considered? (page 29)

A:	Under the terms of the merger agreement, the per share cash consideration of $16.25 will not change even if the market price of PSA common stock changes before the merger is completed. If the merger is completed, unaffiliated stockholders of PSA will not participate in any future earnings, losses, growth or decline of PSA. For other factors to be considered, see “Special Factors,” particularly “—Certain Effects of the Merger, —Plans for PSA After the Merger” and “—Interests of PSA’s Directors and Officers in the Merger.”

We are restricted from soliciting other proposals to engage in certain transactions with us. The merger agreement restricts our ability to, among other things, solicit or engage in discussions or negotiations with a third party regarding specified transactions involving us or our subsidiaries and our board of directors’ ability to change or withdraw its recommendation of the merger agreement. Notwithstanding these restrictions, under certain circumstances specified in the merger agreement, we may respond to certain unsolicited competing proposals or terminate the merger agreement and enter into an agreement with respect to a superior proposal, each under the specific circumstances set forth in the merger agreement. See “The Merger Agreement—No Solicitation of Transactions.”

Q:	When do you expect the merger to be completed?

A:	The parties to the merger agreement are working toward completing the merger as quickly as possible. If our stockholders approve the merger agreement and the other conditions to the merger are satisfied or waived, the merger is expected to be completed in the third calendar quarter of 2007.

Q:	What are the U.S. federal income tax consequences of the merger to me? (page 34)

A:	The receipt of cash for shares of common stock or compensatory options in the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. See “Special Factors – Material U.S. Federal Income Tax Consequences.”

TAX MATTERS ARE VERY COMPLEX, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Q:	Who is entitled to vote at the special meeting? (page 40)

A:	The record date for the special meeting is , 2007. Only holders of PSA common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

Q:	What constitutes a quorum for the special meeting? (page 40)

A:	The presence of holders of a majority of the shares entitled to vote outstanding on the record date, present in person or represented by proxy, will constitute a quorum for the special meeting.

Q:	What vote of our stockholders is required to approve the merger agreement? (page 40)

A:	For us to complete the merger, stockholders holding at least a majority of the number of votes entitled to be cast at the close of business on the record date must vote “FOR” the adoption of the merger agreement. Accordingly, the failure to vote or an abstention will have the same effect on this vote as a vote against adoption of the merger agreement.

Q:	What vote of our stockholders is required to approve the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies? (page 40)

A:	The proposal to adjourn or postpone the special meeting, if necessary or appropriate to solicit additional proxies requires the affirmative vote of stockholders holding at least a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

Q:	What do I need to do now? (page 40)

A:	We urge you to read this proxy statement carefully, including its annexes and the documents referred to or incorporated by reference in this proxy statement, and to consider how the merger affects you. If you are a stockholder of record, you can ensure that your shares are voted at the special meeting by submitting your proxy by telephone or via the Internet, or by mail, by completing, signing, dating and mailing each proxy card or voting instruction card and returning it in the envelope provided.

Q:	Should I send in my stock certificates or other evidence of ownership now? (page 40)

A:	No. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your shares of common stock for the merger consideration. If your shares of common stock are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your “street name” shares in exchange for the merger consideration. Please do not send your certificates in now.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me? (page 40)

A:	No. Your broker, bank or nominee will only vote if you provide instructions on how to vote. You should follow the directions provided by your broker, bank or other nominee regarding how to instruct your broker, bank or other nominee to vote your shares. Without those instructions, your shares will not be voted, which will have the same effect as voting against the merger.

Q:	What happens if I return my proxy card but I do not indicate how to vote? (page 40)

A:	If you properly return your proxy card, but do not include instructions on how to vote, your shares of PSA common stock will be voted “FOR” the adoption of the merger agreement and “FOR” the adoption of any meeting adjournment proposal. PSA’s management does not currently intend to bring any other proposals to the special meeting. If other proposals requiring a vote of stockholders are brought before the special meeting in a proper manner, the persons named in the enclosed proxy card intend to vote the shares they represent in accordance with their best judgment.

Q:	May I vote in person? (page 40)

A:	Yes. You may attend the special meeting of PSA stockholders and vote your shares in person whether or not you sign and return your proxy card. If your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy from the record holder.

Q:	Can I change my vote? (page 40)

A:	Yes, you can change your vote at any time before your proxy is voted at the special meeting. If you are a stockholder of record, you may revoke your proxy by notifying PSA’s Corporate Secretary, James M. McNeill, in writing at Pediatric Services of America, 310 Technology Parkway, Norcross, Georgia 30092-2929, or by submitting a new proxy by telephone, the Internet or mail, in each case, dated after the date of the proxy being revoked. In addition, your proxy may be revoked by attending the special meeting and voting in person (you must both attend and vote in person; simply attending the special meeting will not cause your proxy to be revoked).

Please note that if you hold your shares of common stock in “street name” and you have instructed a broker, bank or other nominee to vote your shares, the above-described options for changing your vote do not apply, and instead you must follow the instructions received from your broker, bank or other nominee to change your vote.

Q:	What does it mean if I get more than one proxy card or voting instruction card? (page 40)

A:	If your shares are registered differently or are held in more than one account, you will receive more than one proxy or voting instruction card. Please complete and return all of the proxy cards or voting instruction cards you receive (or submit each of your proxies by telephone or the Internet, if available to you) to ensure that all of your shares are voted.

Q:	Where can I find more information about PSA? (page 64)

A:	You can find more information about PSA from various sources described under “Where You Can Find More Information.”

Q:	Who can help answer my other questions? (page 41)

A:	If you have more questions about the merger, please contact our proxy solicitation agent, Mellon Investor Services, toll-free at (866) 688-5667. If your broker, bank or other nominee holds your shares, you should also call your broker, bank or other nominee for additional information.

SPECIAL FACTORS

Background of the Merger

Our board of directors and senior management periodically and regularly evaluate our long-term strategic alternatives and prospects for continued operations as an independent company. In connection with those evaluations, they have at various times considered a number of strategic alternatives to maximize stockholder value. Our board of directors and senior management concluded such a review in 2005 and, on the basis of that review, determined to dispose of non-core assets and to use the cash generated by those dispositions to undertake acquisitions in our core business.

On July 26, 2006, Jeffrey Zients, the manager of Portfolio Logic, sent a letter to our board of directors indicating Portfolio Logic’s interest in acquiring all of our outstanding common stock. This letter indicated that Portfolio Logic believed a fair price to be in the range of $14.50 to $16.00 per share, assuming an all-cash transaction. Mr. Zients reiterated Portfolio Logic’s interest in late August 2006.

At its meetings on September 15 and 18, 2006, the board discussed Portfolio Logic’s offer and the concept of the company becoming privately held generally. In this discussion, the board took into account our strategic plan, especially one key facet of that plan – the strategic disposition of non-core assets. We had recently completed the disposition of our pharmacy business in November 2005 for an aggregate purchase price of $72.3 million and were, by September 2006, in the process of disposing of our respiratory therapy equipment and services business (which was ultimately sold to Lincare, Inc. in November 2006 for $35.2 million). In that context, and particularly given the company’s successful execution of its long-term strategic plan, the board determined that it was not in the best interests of PSA’s stockholders to entertain Portfolio Logic’s offer. PSA notified Mr. Zients of its rejection in a letter dated September 20, 2006.

Thereafter, Mr. Zients requested a meeting with the board and on December 5, 2006, the board invited Mr. Zients and Michael D’Amato of Portfolio Logic to deliver a presentation regarding Portfolio Logic and its offer for the company. Mr. Zients and Mr. D’Amato made a presentation to the board and, following that presentation, were excused from the meeting. In connection with that offer, the board unanimously resolved to form a special committee for the purpose of evaluating Portfolio Logic’s proposal. This committee consisted of all of the independent members then serving on the board, who also constituted a clear majority (five of seven) of the board – Robert Pinkas, Michael Finn, David Crane, Phyllis Yale and Michael Axelrod, and Mr. Axelrod agreed to serve as chairman of the special committee. The special committee then retained Raymond James as its financial advisor to assist it in evaluating various strategic alternatives available, in order to properly evaluate Portfolio Logic’s offer.

On December 8, 2006, Mr. Zients delivered another letter to the board of directors, confirming the proposal in his presentation that Portfolio Logic would purchase the company at a price of $15.50 per share, and seeking a response to this proposal by January 19, 2007. Mr. Axelrod indicated to Mr. Zients that, as the board had previously told Mr. Zients, the company was not for sale, but that a special committee had been formed and was reviewing the proposal. Thereafter, the special committee held four meetings, on January 3, 2007, January 22, 2007, February 6, 2007 and February 12, 2007.

At the January 3, 2007 meeting, Raymond James and the special committee reviewed and discussed the status of Raymond James’s financial analyses. Following this discussion, the committee directed Mr. Axelrod to inform Portfolio Logic that PSA was in the process of reviewing Portfolio Logic’s proposal and would respond as soon as it had completed its review.

On January 5, 2007, Mr. Axelrod informed Mr. Zients by phone that the board would require more time to respond to Portfolio Logic’s offer. On January 10, 2007, Mr. Zients sent a letter to the board extending Portfolio Logic’s requested date for a response to February 16, 2007.

On January 22, 2007, the special committee again met to discuss the financial projections and to compare the value of Portfolio Logic’s proposal to PSA’s plan for creating stockholder value by expanding its position in a specialized niche within the pediatric private duty nursing business.

On February 5, 2007, Mr. Kohl contacted Mr. Nierenberg to indicate that with the approval of our board he wished to share certain information (which he did not specify) with Mr. Nierenberg if Mr. Nierenberg was willing to execute a confidentiality agreement on behalf of the D3 Parties. The D3 Parties had been substantial investors in the company for several years and PSA’s largest stockholder for more than the past two years. From time to time prior to February 5, 2007, our management and the D3 Parties had discussed matters relating to PSA in connection with their investment in the company, and during those discussions Mr. Nierenberg had on occasion indicated in general terms that he thought it would be worthwhile for PSA to pursue the possibility of going private instead of remaining a public company. The board decided that Mr. Nierenberg, who to the board’s knowledge on February 5, 2007 did not know of Portfolio Logic’s proposal, should not learn from a source other than the company that the company had received an offer from Portfolio Logic and had decided to reject it. Thereafter, our outside counsel provided to outside counsel for the D3 Parties a draft of a confidentiality agreement.

Joel Kimbrough, a newly elected independent member of the board of directors, was added to the special committee as of February 6, 2007. The special committee held its next meeting on February 6, 2007, and reviewed with Raymond James the several scenarios previously requested by the committee. This included several alternative projection scenarios with a variety of assumption sets, including capital structure changes via dividends and debt financing, various organic revenue growth rates, private duty nursing gross margin rates, volume and profitability of acquired operations and working capital assumptions, as well as Raymond James’s own sensitivity analyses of key assumptions and judgments with respect to each scenario. The special committee discussed various strategic options available to the company, including: the continuation of the company’s existing business plan; declaration and payment of a dividend to our stockholders; and the use of debt in the company’s acquisition program. The special committee did not consider the possibility of a potential acquisition of the company by another party because the board had determined that the company was not for sale. However, the special committee did inquire of Raymond James whether there might be other such possible transactions and evaluated for comparative purposes hypothetical alternative transactions.

After discussion and review of Portfolio Logic’s proposal, the company’s own projections, the valuation models and information supplied by Raymond James, and the alternatives available for developing and enhancing stockholder value, the special committee, based upon its review of PSA’s current business plan, the internal use of capital and/or growth through acquisitions and the return that Portfolio Logic’s offer would present to PSA’s stockholders, recommended that the board of directors reject Portfolio Logic’s offer of $15.50 per share. The special committee also noted that it was making no recommendation with respect to the board’s consideration of a possible dividend, although that was part of the special committee’s charter, because its recommendation to reject the proposal would allow timely consideration of a possible dividend by the entire board. The special committee did take note, however, of the concern that any dividend might result in a diminution of market value of the company’s stock greater than the amount of any dividend.

We and the D3 Parties executed the confidentiality agreement on February 8, 2007, effective as of February 7, 2007. The agreement provided for us to provide confidential information regarding our strategic options, which was to be kept confidential until the earlier to occur of the first public announcement of the information (which occurred on April 25, 2007 with the public announcement of the merger agreement) or June 7, 2007. The D3 Parties agreed that they would provide us with 48 hours prior notice of any public announcement to be made by them relating to the information provided under the agreement and with the contents of such public statement.

Thereafter, Mr. Kohl and Mr. Nierenberg had a telephone conversation in which Mr. Kohl advised Mr. Nierenberg that the board had received a confidential acquisition proposal from Portfolio Logic (the details of which he did not convey), and that a special committee of our board formed to evaluate the proposal had concluded it was inadequate. Mr. Kohl solicited Mr. Nierenberg’s views as to the possible alternatives for the company in light of the special committee’s conclusion. Mr. Nierenberg indicated that, in principle, he would support us becoming a private company at an appropriate price (which he did not specify) given his view of the challenges we face as a public company in light of what he viewed as our small market capitalization, the limited amount of analyst coverage for our stock and our high costs of compliance with Securities and Exchange Commission requirements. He told Mr. Kohl he believed that the special committee had a choice, given its view of the Portfolio Logic proposal, of either discontinuing discussions or negotiating for a price it would view as fair with Portfolio Logic, which he viewed as a qualified buyer.

On February 12, 2007, Mr. Kohl had a telephone conversation with Mr. Zients in which Mr. Zients reiterated Portfolio Logic’s interest in the proposed transaction with PSA and his confidence in PSA’s long-term business plan. Mr. Zients also stressed that he believed that Portfolio Logic’s offer was fair. Mr. Zients and Mr. Kohl also discussed Portfolio Logic’s strategic view for PSA if the merger were to occur.

Also on February 12, 2007, the special committee once again met to discuss Portfolio Logic’s offer and to consider the information received by Mr. Kohl in the telephone conversations with Mr. Zients and Mr. Nierenberg noted above. The special committee determined not to change its recommendation.

The board of directors then met on February 14, 2007. Following Mr. Axelrod’s report of the special committee’s review and recommendation with respect to Portfolio Logic’s offer and discussion thereof, the board unanimously resolved to reject Portfolio Logic’s offer of $15.50 per share, and directed Messrs. Axelrod and Kohl to communicate the same to Portfolio Logic. Following this discussion, our outside counsel recommended and the board resolved to create a special negotiating committee to facilitate rapid communication with Portfolio Logic and any other interested third parties should the rejection of the offer lead to a counterproposal from Portfolio Logic or should the process at some point result in expressions of interest or offers from any third parties. Messrs. Axelrod, Pinkas and Kimbrough (all independent directors) agreed to serve on the negotiating committee. Mr. Axelrod then called Mr. Zients to schedule a face-to-face meeting to address Portfolio Logic’s proposal.

On February 21, 2007, Mr. Axelrod and Mr. Kohl held a meeting with Mr. Zients and Mr. D’Amato, where Messrs. Axelrod and Kohl communicated the rejection of Portfolio Logic’s offer of $15.50 per share. Mr. Zients did not respond at that time.

On March 13, 2007, upon Mr. Zients’ request, the negotiating committee held a telephonic meeting with Mr. Zients at which he increased Portfolio Logic’s offer to $16.00 per share. After this meeting, Mr. Axelrod, the chairman of the negotiating committee, and Mr. Kohl separately held conversations with Mr. Zients in which he indicated that Portfolio Logic did not intend to increase its offer above $16.00 per share.

On March 14, 2007, the board of directors met. At this meeting, the negotiating committee reported to the board regarding the March 13 meeting. After further discussion, the board of directors unanimously resolved to reject Portfolio Logic’s offer of $16.00 per share as inadequate from a financial point of view and not in the best interests of PSA’s stockholders. In directing Mr. Axelrod to communicate this to Portfolio Logic, the board also requested that it be communicated that a price of $16.50 per share would be acceptable from a financial point of view. This determination was based on the information and analyses provided by Raymond James, together with the board’s own assessment of the potential present value of the company’s stock price over the next several years upon execution of the company’s own strategic plan, all in the context of the board’s extensive review of projections and alternatives and evaluations of them described above.

Mr. Axelrod communicated the board’s rejection of Portfolio Logic’s offer (and indication that a $16.50 share price would be acceptable) later that day. The following day, March 15, 2007, Mr. Zients phoned Mr. Axelrod and increased Portfolio Logic’s offer to $16.25 per share.

At its next meeting on March 16, 2007, the board discussed Portfolio Logic’s revised offer. After discussion of the offer and the process for moving forward, the board resolved to accept this offer, and further directed Mr. Axelrod to communicate to Mr. Zients the board’s willingness to move forward at a price of $16.25 per share. It was also resolved that the negotiating committee composed of Messrs. Axelrod, Pinkas and Kimbrough would continue to act in such capacity for purposes of negotiating with Portfolio Logic.

Over the next few days, the parties negotiated a letter of intent which they executed on March 21, 2007. The letter of intent contained a provision obligating PSA to negotiate exclusively with Portfolio Logic until April 11, 2007. Concurrently, the parties began work on Portfolio Logic’s due diligence investigation of PSA.

On each of March 23 and March 30, 2007, the board of directors met to monitor the progress of negotiations. At the March 23 meeting, Mr. Kohl reported on his March 22 meeting with Mr. Zients, where Mr. Zients expressed his comfort with PSA’s current management team and strategic direction. The company’s outside counsel then discussed generally with the board the transaction process and likely timeline over the next several weeks, including the negotiation of a definitive merger agreement and the preparation and filing of a proxy statement.

At the March 30 meeting, Mr. Kohl provided the board with a summary of his meeting with Mr. Zients on March 27, 2007, at which Mr. Zients expressed his continued interest in PSA’s business. The board then discussed the progress of negotiations and the continuing due diligence process.

On April 5, 2007, Portfolio Logic’s outside counsel delivered to PSA and its representatives the first draft of a merger agreement.

At the board’s meeting on April 6, 2007, the board received an update on the status of negotiations and determined to engage Raymond James to prepare a fairness opinion in connection with the transaction. On April 11, 2007, the board formally retained Raymond James to render a fairness opinion in connection with the merger.

On April 13, 2007, the board of directors met again to receive an update on the status of negotiations. In particular, the board noted that the exclusivity period granted to Portfolio Logic had expired on April 11 and discussed whether to extend that period, as Portfolio Logic had requested. The board resolved to grant an extension until April 20, provided that the revised merger agreement reflected certain requirements. On the evening of April 13, a revised merger agreement was delivered and was determined to be satisfactory, and on the following business day, April 16, PSA and Portfolio Logic executed an extension of the letter of intent extending the exclusivity period until April 20.

During the week of April 16, the parties continued to conduct due diligence and negotiate the merger agreement. Of particular interest during this time was the financial comfort offered by Portfolio Logic to assure PSA that Portfolio Logic could finance the transaction.

Also during the week of April 16, Portfolio Logic’s outside counsel contacted outside counsel to PSA and told them that in the event that Portfolio Logic and the company entered into the merger agreement, Mr. Zients might wish to offer the D3 Parties the opportunity to participate in the transaction as a minority investor. Accordingly, Portfolio Logic’s outside counsel requested that if the board of directors of PSA approved the merger agreement the board at the same time grant to the D3 Parties such waivers and consents as may be required under Section 203 of the Delaware General Corporation Law, PSA’s rights plan, and the standstill agreement between PSA and the D3 Parties as would allow the D3 Parties to negotiate with Portfolio Logic regarding a potential participation in the transaction, and to consummate such a participation if the parties reached an agreement to that effect.

On April 20, 2007, the board of directors again met to discuss the status of the merger agreement. At this meeting, the board focused particularly on the various assurances offered by Portfolio Logic with respect to its financing arrangements and financial ability to complete the transaction. The board of directors concluded that it desired to see additional evidence of Portfolio Logic’s financial ability to complete the transaction. In addition, at this meeting PSA’s outside counsel informed the board that Portfolio Logic’s outside counsel had requested that PSA allow Mr. Zients to discuss with Mr. Nierenberg the potential involvement of the D3 Parties in the transaction. The board then discussed this request, tabling it pending other developments.

Over the next few days, Portfolio Logic provided additional evidence of its financial ability to consummate the transaction, including a $25 million commitment letter from a third-party lender and financial statements of Portfolio Logic. In addition, Portfolio Logic and PSA agreed that the merger agreement would provide that a $5 million breakup fee would be payable to PSA in the event that the merger agreement were terminated by us and Portfolio Logic had materially breached or failed to perform any of its representations, warranties or covenants such that Portfolio Logic could not satisfy the closing conditions in the merger agreement, including delivery of the merger consideration, and did not or could not cure such breach or failure to perform within applicable time periods provided in the merger agreement. This fee would be placed in escrow with a mutually acceptable third party escrow agent upon execution of the merger agreement.

At the April 25 meeting of the board, PSA’s outside counsel summarized the terms of the merger agreement and the other ancillary documents and discussed the general transaction timeline if the board were to approve the merger agreement. This discussion included an explanation of a proposed amendment to PSA’s rights plan in order to render it inapplicable to Portfolio Logic for purposes of the merger and to the D3 Parties should they subsequently decide to participate in the merger. The discussion also included an explanation of a proposed amendment to the standstill agreement between PSA and the D3 Parties in order to permit the D3 Parties to discuss with Portfolio Logic the potential participation of the D3 Parties in the merger. Raymond James then delivered its analysis of the merger consideration and rendered to the board its opinion that, as of April 25 and based on and subject to the matters described in its opinion, the merger consideration was fair from a financial point of view to the holders of PSA common stock, other than Portfolio Logic and its affiliates. Following these presentations and further discussion, the board of directors unanimously determined that the merger was both substantively and procedurally fair to PSA’s unaffiliated stockholders and advisable and in the best interests of PSA and its stockholders. The board unanimously adopted the merger agreement and the ancillary documents and recommended the adoption by the company’s stockholders of the merger agreement and the transactions contemplated thereby.

Following this meeting, the legal representatives of the parties negotiated the final changes to the transaction documents, and late in the afternoon on April 25, PSA, Portfolio Logic and Merger Sub executed the merger agreement and the related agreements, including an escrow agreement with The Bank of New York Trust Company, N.A. and the amendment to PSA’s rights plan. In addition, Portfolio Logic placed $5 million into escrow with Bank of New York. That afternoon, after market close, PSA and Portfolio Logic issued a press release announcing the execution of the merger agreement. The D3 Parties played no role in the initiation of the merger or the negotiation of the terms of the merger, and the merger is not conditioned on the participation of the D3 Parties.

Between April 25 and April 28, 2007, outside counsel to each of PSA and the D3 Parties finalized the terms of an amendment to the standstill agreement between such parties, which together with the amendment to PSA’s rights plan would allow the D3 Parties to discuss with Portfolio Logic their possible participation in the transaction contemplated by the merger agreement and, if an agreement was reached, to effect such participation, and on April 29, 2007, PSA and the D3 Parties entered into such amendment. On April 30, 2007, PSA, Portfolio Logic and certain of the D3 Parties entered into a letter agreement that permitted Portfolio Logic to share with the D3 Parties, on a confidential basis, information regarding PSA received by Portfolio Logic. During the week of April 30, Mr. Zients and Mr. Nierenberg commenced discussions regarding the possible participation of the D3 Parties in the transaction contemplated by the merger agreement.

On May 11, 2007, PSA and the D3 Parties entered into an agreement waiving the February 7, 2007 confidentiality agreement between such parties to enable the D3 Parties to share with Portfolio Logic information disclosed pursuant to the confidentiality agreement that had not already been made public, solely for the purpose of enabling the D3 Parties to engage in activities permitted by the amendment to the standstill agreement between such parties and the preparation of this proxy statement.

On May 25, 2007, Portfolio Logic and the D3 Parties entered into a non-binding memorandum of understanding that provided that prior to the closing of the merger (a) Portfolio Logic would form Newco and would contribute to Newco all of the common shares of Merger Sub, together with the shares of PSA owned by Portfolio Logic and an amount of cash to be determined, (b) one or more of the D3 Parties would contribute to Newco common shares of PSA having a value, based on the merger consideration of $16.25 per share, of not less than $18 million and not more than $24 million, such amount to be agreed upon by the D3 Parties and Portfolio Logic prior to closing, and (c) Newco would issue to the D3 Parties a minority interest in Newco. The parties further agreed that prior to closing they would enter into a stockholders agreement that would provide for Mr. Nierenberg to be elected to the board of Newco and of PSA following the closing of the merger, for the stockholders of Newco to have customary registration rights, and for such other customary terms as the parties may agree. However, Merger Sub is controlled solely by Portfolio Logic and, if Newco is formed, it will at all times prior to the closing of the merger be controlled by Portfolio Logic. The D3 Parties will have no ability to control, by contract or otherwise, any of the decisions of Merger Sub or Newco regarding the merger agreement prior to the closing of the merger.

The board of directors believes that given the amount of the merger consideration and the fact that it is all cash, the transaction with Portfolio Logic offers the best opportunity for unaffiliated stockholders to realize the value of their investment in the company at this time.

Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger

The purposes of the merger are:

•

to provide cash for our unaffiliated stockholders in an amount that exceeds the present market value and in so doing to deliver to them, on a present value basis, a value for their stock that is well within the range of expectations assuming the company executes its business plan successfully over the next five years; and

•

to provide liquidity for our unaffiliated stockholders, as the market for the company’s stock is thin and, therefore, execution of substantial sales of stock without impacting market price is difficult.

The premium reflected in the merger consideration allows our stockholders to realize, on a present value basis, the amount by which the market price of the stock might increase as a result of the company’s execution of its business plan over the next several years. The board determined that the company’s current business plan would not as readily or as reliably provide liquidity for the unaffiliated stockholders in the same amounts as are available as a result of the merger. In addition, the board determined that payment of a dividend to all of its stockholders in lieu of undertaking the merger would not have provided the same level of liquidity as the merger and further ran the risk that the diminution in market value for the shares of our stock might exceed the amount of the per share dividend. Therefore, the board believes that given the amount of the merger consideration and the fact that it is all cash, the transaction negotiated with Portfolio Logic offers the best opportunity for unaffiliated stockholders to realize the value of their investment in the company at this time.

Substantive Fairness

In the course of reaching its determination that the $16.25 per share cash merger consideration and the other terms of the merger agreement are fair to PSA’s unaffiliated stockholders, PSA’s board of directors considered a number of factors, including the following:

•	the fact that the company’s own strategic plan included both an acquisition strategy as well as an internal growth strategy, each of which presumed a 75% execution success factor;

•	the impact of the distribution of a dividend of various sizes and the use of debt to finance growth;

•

the net book value of the company’s stock, or $12.95 per share as at March 31, 2007—integral to this consideration was the recognition that of this amount, $7.85 per share was represented by cash of the company which would be used in executing the company’s growth strategy, and that the remaining net book value was a reflection of assets of limited resale value;

•

the fact that, while in the board’s estimation, the current management team is strong, it is comprised of a small number of capable individuals and good managers are required and are often difficult to find or to replace;

•

the fact that, based on the board’s analysis and evaluation, the consideration negotiated with Portfolio Logic fell well within the range of terminal values available for the stock of the company over the period ending in 2011;

•	the board of directors’ understanding of management’s views and forecasts regarding the future financial performance of PSA, and the historical financial performance of PSA relative to forecasts;

•

the board of directors’ understanding of current trends in PSA’s industry; namely, the board anticipated that the home healthcare industry would continue to be under regulatory pressure, under payment pressure from both regulators and third party payors and under pressure from competitors; the board also recognized that the industry is highly fragmented and consequently acquisition to accomplish growth is a continuous and comprehensive process, resulting in complex integration issues;

•

the market performance of PSA common stock and the fact that the merger consideration of $16.25 per share represents (i) an 18.6% premium over PSA’s closing share price of $13.70 on April 25, 2007, the date the merger agreement was announced, (ii) a 22.5% premium over PSA’s average share price of $13.27 over the 30-day period ending March 20, 2007 (the day prior to the execution of the letter of intent) and (iii) as noted by Raymond James in its presentation to the board, a 13.6% premium over PSA’s maximum share price of $14.30 and a 37.4% premium over PSA’s minimum share price of $11.83, in each case during the 52-week period ended April 13, 2007 (which was the internal cut-off date necessary for Raymond James to ensure that the draft opinion and supporting analyses were distributed for review internally and to the PSA board prior to the meeting in which the directors voted);

•

the financial analyses and information provided by the board of directors’ financial advisor, Raymond James, and the results of Raymond James’s due diligence investigations, including discussions with management of PSA regarding its financial performance and outlook;

•

the qualifications and reputation of Raymond James, and the opinion of Raymond James that the consideration to be paid in the merger is fair, from a financial point of view, to the holders of PSA common stock, other than Portfolio Logic and its affiliates;

•

the proposed financial and other terms of the merger and the merger agreement, and the terms and conditions of the merger agreement, including deal protection provisions that would permit the board of directors to continue to exercise its fiduciary duties, including by responding to unsolicited acquisition proposals in certain circumstances prior to PSA stockholders’ approving the merger agreement, and permitting termination of the agreement by PSA, in certain circumstances, in connection with the receipt of a superior proposal and upon the payment of a $4 million termination fee;

•

the fact that the consideration to be paid to PSA stockholders is all cash, that the contingencies involved in the merger appeared acceptably limited and the expectation that the parties will be able to consummate the merger without undue delay;

•

the potential timing and completion risk of other possible strategic options, including possible risks associated with obtaining financing and the possibility of antitrust or regulatory issues or delays with potential strategic business combination alternatives;

•

the board of directors’ view that, considering all of the relevant factors (including stated value, likelihood of consummation, risks to achieving stockholder value and the other reasons described in this section) and in the exercise of its judgment, the merger was superior to the other alternatives considered; and

•

the fact that judgments regarding future stock value attained by execution of PSA’s strategic plan depended on many assumptions, including as to future market and industry conditions, many of which would be beyond PSA’s control.

The board did not consider liquidation value to be significant, as the company was not for sale (in whole or in part), the principal asset of value was the company’s cash and the company’s other assets excluding accounts receivable would have been difficult to liquidate.

Procedural Fairness

On December 5, 2006, following Mr. Zients’s presentation to the board, we formed a special committee for purposes of reviewing and evaluating the Portfolio Logic proposal, evaluating the company’s current value, assessing whether the company should be considered for sale and considering other strategic alternatives. After the board rejected the Portfolio Logic proposal, Portfolio Logic requested an opportunity to negotiate, and at that point the board appointed the negotiating committee. Both committees were composed of independent directors. The board is a seven-person board, five of whom were independent until the annual stockholders’ meeting on February 6, 2007, after which six of whom were independent. The special committee at all times was comprised of all of the independent directors. The negotiating committee was comprised of three independent directors.

The board is, and has always been, independent of Portfolio Logic. Portfolio Logic’s current ownership of approximately 14.4% of the company’s outstanding stock entails no rights in respect of the election of directors other than to vote its shares in such elections, and no director is affiliated with Portfolio Logic. The D3 Parties were not party to or otherwise involved in the discussions relating to the merger prior to the execution of the merger agreement except for the limited informational exchange that occurred between Mr. Kohl and Mr. Nierenberg in early February and have had no negotiations or discussions with the company since the execution of the merger agreement other than in the limited context of amending the stockholder rights plan and the standstill agreement to which the D3 Parties were subject solely to enable the D3 Parties to have direct discussions with Portfolio Logic regarding their possible participation in the merger. See “—Background of the Merger”. The board also is, and always has been, independent of the D3 Parties. The D3 Parties’ current ownership of approximately 19.2% of the company’s outstanding stock entails no rights in respect of the election of directors other than to vote their shares in such elections, and no director is affiliated with the D3 Parties.

What follows in list form is a summary of the procedural safeguards that the board of directors believes were and are present to ensure the fairness of the merger and to permit the board of directors to represent PSA’s unaffiliated stockholders, which the board of directors has determined support its decision and provide assurance as to the procedural fairness of the merger to PSA’s unaffiliated stockholders:

•

the appointment of the special committee on December 5, 2006, to review and consider the proposal of Portfolio Logic presented to the board on December 5, 2006, and the other purposes described above, together with the process undertaken by the special committee as described above.

•	the fact that neither Portfolio Logic, through its officers and managers, nor any of its affiliates, are directors, officers or employees of PSA;

•	the fact that Portfolio Logic is not able to affect the composition of the board of directors or the conduct of PSA, except by virtue of its ownership of common stock of PSA;

•	the establishment of a negotiating committee comprised entirely of independent directors who are not officers or employees of PSA and the process executed by the negotiating committee;

•

the fact that the members of the board of directors will be adequately compensated for their services and that their compensation is not contingent on approving or consummating the merger agreement or any other particular potential strategic option; and

•	the fact that under Delaware law, the stockholders of PSA will have the right to demand appraisal of their shares.

Risks and Negative Factors

The board of directors also considered a variety of risks and potentially negative factors concerning the merger, including:

•

the fact that, after the merger is completed, the current stockholders of PSA, other than Portfolio Logic and its subsidiaries and the D3 Parties, would no longer be equity holders in PSA and therefore would no longer participate financially in the potential risks or potential benefits associated with PSA common stock and PSA’s continued ability to execute its business plans;

•	the fact that PSA’s remedy for breach of the merger agreement by Portfolio Logic or Merger Sub, or their failure to complete the merger, is limited to $5 million in the aggregate; and

•	the fact that receipt of the merger consideration will be taxable to United States stockholders of PSA for United States federal income tax purposes.

On the basis of the foregoing, the board of directors (i) determined that the merger agreement and the transactions it contemplates, including the merger, are substantively fair to and in the best interests of PSA and its unaffiliated stockholders, and that the processes used by the board in reaching its determinations were procedurally fair to PSA’s unaffiliated stockholders; (ii) approved the merger agreement and the transactions contemplated thereby, including the merger; and (iii) recommended the adoption by our stockholders of the merger agreement. The action of the board of directors was unanimous.

The board of directors expressly adopted the analysis and the opinion of Raymond James, among other factors considered, in assessing the value of PSA as a going concern and reaching its determination as to the fairness of the transactions contemplated by the merger agreement. The foregoing discussion summarizes the material factors considered by the board of directors in its consideration of the merger. After considering these factors, the board of directors concluded that the positive factors relating to the merger agreement and the merger outweighed the potential negative factors. In view of the wide variety of factors considered by the board of directors, and the complexity of these matters, the board of directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the board of directors may have assigned different weights to various factors. The board of directors recommended the merger agreement and the merger based upon the totality of the information presented to and considered by it.

Our board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement.

Opinion of Financial Advisor

The special committee retained Raymond James on December 5, 2006 to act as its financial advisor in connection with its analysis and consideration of the various strategic options available to us, including the merger. We have described the special committee’s process above at “—Background of the Merger.” Subsequently, the board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of the outstanding common stock of PSA of the merger consideration to be received by those stockholders under the merger agreement. We entered into a separate letter agreement with Raymond James on April 11, 2007 regarding the fairness opinion.

At the April 25, 2007 meeting of the board of directors, Raymond James gave its opinion that, as of April 25, 2007 and based upon and subject to various qualifications and assumptions described with respect to its opinion, the merger consideration to be received by our stockholders in connection with the proposed transaction was fair from a financial point of view to those holders. For the purposes of Raymond James’s opinion and the related analyses, our stockholders are defined to exclude Portfolio Logic and its affiliates to the extent any is a holder of PSA common stock; consequently, Raymond James offers no opinion regarding the fairness of the merger consideration, from a financial point of view, to Portfolio Logic or its affiliates.

The full text of the written opinion of Raymond James, dated April 25, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Raymond James, is attached as Annex B to this proxy statement. You should read the written opinion carefully and in its entirety. This summary is qualified in its entirety by reference to the full text of the written opinion.

Raymond James’s opinion, which is addressed to PSA’s board, is directed only to the fairness, from a financial point of view, of the merger consideration to be received by PSA stockholders in connection with the merger. Raymond James’s opinion does not constitute a recommendation to any holder of PSA stock as to how such stockholder should vote at the PSA special meeting and does not address any other aspect of the merger or any related transaction.

In connection with rendering its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the merger agreement;

•	reviewed our amended annual report filed on Form 10-K/A for the fiscal year ended September 30, 2006 and the quarterly report filed on form 10-Q for the quarter ended December 31, 2006;

•	reviewed certain other publicly available information regarding PSA, including company website information, analyst research reports and earnings call transcripts;

•

reviewed other financial and operating information provided by PSA, including analyses of public company costs, working capital analyses, branch office level financial and operating data and acquisition and pipeline information;

•	discussed with our senior management certain information related to the foregoing; and

•	considered such other quantitative and qualitative factors that it deemed to be relevant to its analysis.

In connection with its review, Raymond James assumed and relied upon the accuracy and completeness of all information we supplied or which was otherwise made available to Raymond James by us, or any other party, and did not undertake any duty or responsibility to verify independently any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of PSA. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James has assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and has relied upon each party to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, Raymond James assumed that the merger would be consummated on the terms described in the merger agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which we are a party, as contemplated by the merger agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on us. Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger agreement, or the availability or advisability of any alternatives to the merger. In the capacity of rendering the opinion, Raymond James reviewed the terms of the merger agreement and offered no judgment as to the negotiations resulting in such terms.

In conducting its investigation and analyses and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of: (i) the current and projected financial position and results of operations of the company; (ii) the historical market prices and trading activity of our common stock; (iii) our historical and projected revenues, operating earnings, net income, capitalization and certain other publicly held companies in businesses Raymond James believes to be similar to PSA; (iv) financial and operating information concerning selected business combinations which Raymond James deemed comparable in whole or in part; (v) historical acquisition premiums paid relative to the market stock prices of selected companies; (vi) the discounted present value of the projected future cash flows of PSA; and (vii) the general condition of the securities markets.

The following summarizes the material financial analyses presented by Raymond James to the board at its meeting on April 25, 2007, which material was considered by Raymond James in rendering the opinion described below. No company or transaction used in the analyses described below is directly comparable to us or the merger.

Trading Analysis

Raymond James analyzed our historical closing prices and cumulative trading volume over the preceding twelve-month period and compared that data to the value of the proposed merger consideration. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Merger consideration value	$16.25	—
Average 30-day stock price for the period ending March 20, 2007	13.27	22.5%
52-week high PSA stock price*	14.30	13.6%
52-week low PSA stock price*	11.83	37.4%

*	Note that the 52-week period referenced above is for the year ended April 13, 2007, which was the internal cut-off date necessary for Raymond James to ensure that the draft opinion and supporting analyses were distributed for review internally and to the PSA board prior to the meeting in which the directors voted.

Selected Public Companies Analysis

Raymond James analyzed the relative valuation multiples for a select group of public health care companies. Raymond James deemed five such companies most relevant to its analysis based upon a variety of criteria, including: the home nursing-based nature of their business models, margins, payors, and others. Those companies are:

•	Almost Family, Inc.;

•	Amedisys, Inc.;

•	Gentiva Health Services, Inc.;

•	LHC Group, Inc.; and

•	The Providence Service Corporation.

Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus debt, less cash) compared to revenue and EBITDA and (ii) equity value per share compared to EPS, using the actual results and Wall Street estimates for the selected companies for the trailing twelve months and calendar years ending December 31, 2007 and 2008, referred to as TTM, CY2007E and CY2008E. The published Wall Street research estimates were not prepared in connection with the merger or at Raymond James’s request and may or may not prove to be accurate.

	Equity Value	Enterprise Value
Almost Family	$144.3	$155.6
Amedisys	853.5	774.6
Gentiva Health Services	567.2	874.0
LHC Group	503.0	480.0
Providence Service Corporation	288.5	297.9

	Revenue			EBITDA			EPS
	TTM	CY2007E	CY2008E	TTM	CY2007E	CY2008E	TTM	CY2007E	CY2008E
Almost Family	$91.8	na	na	$8.0	na	na	$0.80	na	na
Amedisys	541.1	$653.3	$806.8	$75.8	$101.5	$123.8	1.72	$2.15	2.50
Gentiva Health Services	1106.6	1253.0	1357.9	70.3	101.1	109.6	0.76	1.20	1.36
LHC Group	215.2	284.2	341.2	31.9	47.1	58.2	1.13	1.38	1.63
Providence Service Corporation	191.9	248.4	285.9	18.9	26.4	30.5	0.80	1.13	1.32

“Na” refers to values that were not available.

Raymond James reviewed the mean, median, high and low relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for us implied by the merger consideration. The results of the selected public companies analysis are summarized below:

Valuation Multiples	Enterprise Value / Revenue			Enterprise Value / EBITDA			Equity Value Per Share / EPS
	TTM	CY2007E	CY2008E	TTM	CY2007E	CY2008E	TTM	CY2007E	CY2008E
Mean	1.5x	1.2x	1.0x	14.6x	9.4x	8.1x	26.1x	18.4x	15.9x
Median	1.6x	1.2x	1.0x	15.0x	9.4x	8.1x	25.9x	18.4x	15.9x
High	2.2x	1.7x	1.4x	19.4x	11.3x	9.8x	30.9x	21.9x	18.8x
Low	0.8x	0.7x	0.6x	10.2x	7.6x	6.3x	18.8x	15.1x	12.9x

Merger consideration	1.0x	0.8x	0.7x	nmf	63.9x	20.7x	nmf	51.6x	27.8x

“Nmf” refers to values that are not meaningful, which is generally the result of a negative or extremely small value in the denominator.

Furthermore, Raymond James applied the mean, median, high and low relative valuation multiples for each of the metrics to PSA’s actual and projected financial results and determined the implied equity price per share of PSA common stock and then compared those implied equity values per share to the merger consideration of $16.25 per share. The results of this are summarized below:

Valuation Multiples	Enterprise Value / Revenue			Enterprise Value / EBITDA			Equity Value Per Share / EPS
	TTM	CY2007E	CY2008E	TTM	CY2007E	CY2008E	TTM	CY2007E	CY2008E
Mean	$23.90	$23.24	$24.81	nmf	$2.40	$6.33	nmf	$5.81	$9.26
Median	24.10	23.24	24.51	nmf	2.39	6.36	nmf	5.80	9.27
High	34.61	32.91	34.45	nmf	2.87	7.67	nmf	6.90	10.95
Low	12.26	13.59	15.76	nmf	1.94	4.91	nmf	4.74	7.56

Merger consideration	16.25	16.25	16.25	16.25	16.25	16.25	16.25	16.25	16.25

“Nmf” refers to values that are not meaningful, which is generally the result of a negative or extremely small value in the denominator.

Selected Acquisition Analysis

Raymond James analyzed publicly-available information relating to selected announced and completed acquisitions of health care services companies and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

Date Announced	Acquiror	Target	Enterprise Value	TTM
				Revenue	EBITDA
November 2006	Angelo Gordon	National Home Health Care	$47.4	$104.1	$6.4
August 2006	Lincare	PSA’s Respiratory Division	35.2	57.2	na
January 2006	Gentiva	The Healthfield Group	452.9	291.0	50.0
October 2005	Medco	PSA’s Specialty Pharmacy Division	72.0	86.6	na
July 2005	Amedisys	Housecall	106.8	103	11.5
May 2002	SV Life Sciences	Patient Care, Inc.	70.0	142.1	na

Pending	Portfolio Logic	PSA	$129.3	$123.4	nmf

“Nmf” refers to values that are not meaningful, which is generally the result of a negative or extremely small value in the denominator. “Na” refers to values that were not available.

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ revenue and EBITDA, in each case for twelve months ended prior to announcement of the transaction, where such information was publicly-available. Raymond James reviewed the mean, median, high and low relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for us implied by the merger consideration. The results of the selected transactions analysis are summarized below:

Enterprise Value to Trailing Twelve Months
	Revenue	EBITDA
Mean	0.8x	8.6x
Median	0.7x	9.1x
High	1.6x	9.3x
Low	0.5x	7.4x

Merger consideration	1.0x	nmf

“Nmf” refers to values that are not meaningful, which is generally the result of a negative or extremely small value in the denominator.

Acquisition Premium Analysis

Raymond James analyzed the stock price premiums paid in 28 health care services merger and acquisition transactions completed or currently pending since July 2004 with target company enterprise values above approximately $50.0 million. Raymond James measured each transaction price per share relative to each target’s closing price per share: (i) on the day prior to announcement of the transaction; (ii) five days prior; (iii) 30 days prior; and (iv) the 52-week high. Raymond James compared the mean, median, high and low premiums paid from this set of transactions to our merger consideration. The results of the transaction premium analysis are summarized below:

	Implied Premium
	1 Day	5 Day	30 Day	52-week High
Mean	29.4%	30.5%	36.5%	(2.2)%
Median	22.0%	25.0%	31.5%	(2.0)%
High	104.0%	100.0%	140.0%	29.3%
Low	(2.7)%	(2.5)%	(1.0)%	(66.8)%

Merger consideration premium	15.2%	13.8%	24.1%	13.6%

Furthermore, Raymond James applied the mean, median, high, and low premiums for each of the metrics to PSA’s actual corresponding closing stock prices to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $16.25 per share. The results of this are summarized below:

	Implied Equity Price Per Share
	1 Day	5 Day	30 Day	52-week High
Mean	$18.26	$18.63	$17.87	$13.99
Median	17.21	17.85	17.21	14.02
High	28.78	28.56	31.42	18.49
Low	13.73	13.93	12.96	4.75

Merger consideration	16.25	16.25	16.25	16.25

Raymond James analyzed the stock price premiums paid in five health care services merger and acquisition transactions completed or currently pending since July 2004 with target company enterprise values between approximately $50.0 million and $500.0 million. Raymond James measured each transaction price per share relative to each target’s closing price per share: (i) on the day prior to announcement of the transaction; (ii) five days prior; (iii) 30 days prior; and (iv) the 52-week high. Raymond James compared the mean, median, high and low premiums paid from this set of transactions to our merger consideration. The results of the transaction premium analysis are summarized below:

	Implied Premium
	1 Day	5 Day	30 Day	52-week High
Mean	17.7%	20.7%	34.4%	3.7%
Median	24.0%	24.0%	34.0%	4.4%
High	41.0%	44.0%	61.0%	29.3%
Low	(2.7)%	(2.5)%	12.2%	(19.2)%

Merger consideration premium	15.2%	13.8%	24.1%	13.6%

Furthermore, Raymond James applied the mean, median, high, and low premiums for each of the metrics to PSA’s actual corresponding closing stock prices to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $16.25 per share. The results of this are summarized below:

	Implied Premium
	1 Day	5 Day	30 Day	52-week High
Mean	$16.60	$17.24	$17.60	$14.83
Median	17.50	17.71	17.54	14.93
High	19.90	20.56	21.07	18.48
Low	13.73	13.93	14.69	11.56

Merger consideration	16.25	16.25	16.25	16.25

Raymond James analyzed the stock price premiums paid in seven health care services merger and acquisition transactions completed or currently pending since July 2004 with target company enterprise values above approximately $50.0 million and that were acquired by a financial buyer. Raymond James measured each transaction price per share relative to each target’s closing price per share: (i) on the day prior to announcement of the transaction; (ii) five days prior; (iii) 30 days prior; and (iv) the 52-week high. Raymond James compared the mean, median, high and low premiums paid from this set of transactions to our merger consideration. The results of the transaction premium analysis are summarized below:

	Implied Premium
	1 Day	5 Day	30 Day	52-week High
Mean	13.2%	15.2%	20.2%	6.0%
Median	13.0%	16.0%	17.0%	4.2%
High	27.0%	30.0%	37.0%	26.4%
Low	(2.7)%	(2.5)%	4.0%	(4.7)%

Merger consideration premium	15.2%	13.8%	24.1%	13.6%

Furthermore, Raymond James applied the mean, median, high, and low premiums for each of the metrics to PSA’s actual corresponding closing stock prices to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $16.25 per share. The results of this are summarized below:

	Implied Equity Price Per Share
	1 Day	5 Day	30 Day	52-week High
Mean	$15.97	$16.45	$15.73	$15.15
Median	15.94	16.56	15.32	14.91
High	17.92	18.56	17.93	18.08
Low	13.73	13.93	13.61	13.63

Merger consideration	16.25	16.25	16.25	16.25

Discounted Cash Flow Analysis

Raymond James analyzed the discounted present value of our projected free cash flows for the years ending September 30, 2007 through 2011 on a standalone basis. Raymond James used free cash flows, defined as earnings after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital.

The discounted cash flow analysis was based on projections of our financial performance that represented the best available estimates and judgment of management. Consistent with the periods included in the financial projections, Raymond James used fiscal year 2011 as the final year for the analysis and applied multiples ranging from 6.0x to 10.0x, to fiscal 2011 EBITDA in order to derive a range of terminal values for us in 2011. The range of terminal value multiples used by Raymond James was informed by their significant experience advising health care services companies generally, and home health care companies specifically, in change-of-control transactions across market cycles and their knowledge of other transactions. Raymond James noted that their range of 6.0x to 10.0x is similar to the current range of forward year EBITDA multiples for the companies in the Selected Public Companies Analysis, which ranged from 6.3x to 9.8x.

The projected free cash flows and terminal values were discounted using rates ranging from 12.0% to 20.0%, which reflected our weighted average cost of capital. The resulting range of present equity values was divided by the number of diluted shares outstanding in order to arrive at a range of present values per share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for us implied by the merger consideration. The results of the discounted cash flow analysis are summarized below:

Equity Value Per Share
High	$20.69
Low	$9.72

Merger consideration	$16.25

Raymond James also analyzed the discounted cash flow analysis based on adding the current cash value per share to the discounted future cash flow per share of our existing operations without external growth. Consistent with the periods included in the financial projections, Raymond James used fiscal year 2011 as the final year for the analysis and applied multiples, ranging from 6.0x to 10.0x, to fiscal 2011 EBITDA in order to derive a range of terminal values for PSA in 2011. The range of terminal multiples is consistent with the range of EBITDA multiples utilized in the Selected Public Companies Analysis above.

The projected free cash flows and terminal values were discounted using rates ranging from 12.0% to 20.0%, which reflected our weighted average cost of capital. The resulting range of present equity values was divided by the number of diluted shares outstanding and the current cash value per share was added back in order to arrive at a range of present values per PSA share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for us implied by the merger consideration. The results of the discounted cash flow analysis are summarized below:

Equity Value Per Share
High	$14.70
Low	$11.23

Merger consideration	$16.25

Additional Considerations

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’s view of the actual value of PSA.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond our control. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the board and were prepared solely as part of Raymond James’s analysis of the fairness, from a financial point of view, to the holders of our common stock of the consideration to be received by such holders in connection with the merger. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The analyses performed by Raymond James, particularly those based on forecasts, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Raymond James’s analysis of the fairness, from a financial point of view, to the stockholders of the merger consideration pursuant to the merger agreement. The opinion of Raymond James was one of many factors taken into consideration by the board in making its determination to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the board’s or management’s opinion with respect to the value of PSA. We placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

Raymond James’s opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on April 25, 2007, and any material change in such circumstances and conditions may affect Raymond James’s opinion, but Raymond James does not have any obligation to update, revise or reaffirm its opinion.

For services rendered in connection with the delivery of its opinion, we paid Raymond James an investment banking fee of $100,000 upon delivery of its opinion. We will also pay Raymond James a fee for advisory services in connection with the merger of approximately $1,740,000, which is contingent upon the closing of the merger. We also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and to indemnify Raymond James against certain liabilities arising out of its engagement.

We paid Raymond James a fee of approximately $604,000 for advisory services in connection with the divestiture of our Respiratory Therapy and Services Equipment business in November 2006. We also paid Raymond James a fee of approximately $1,482,000 for advisory services in connection with the divestiture of our Pharmacy business in November 2005.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James was selected to act as financial advisor to the board of directors and the special committee because of its expertise and its reputation in investment banking and mergers and acquisitions. In the ordinary course of business, Raymond James may trade in our securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Projected Financial Information

We do not typically prepare or make public long-term projections as to our future performance or earnings. However, as noted above, in connection with the possible sale of PSA, various financial forecasts were provided to the special committee and the board. In order to assist stockholders in evaluating the merger, we are including the set of projections of operations which reflect the board’s assessment of the company’s prospects for the period through fiscal year-end 2011. As noted above, the special committee and the board considered several alternative projection scenarios with a variety of assumption sets including capital structure changes via dividends and debt financing, various organic revenue growth rates, private duty nursing gross margin rates, business insurance expense estimates, volume and profitability of acquired operations and working capital assumptions. At the direction of the special committee, management prepared projections and models for each discrete case scenario. In addition, management performed sensitivity analyses on key assumptions within a given scenario.

The projections set forth below reflect the judgment of the board as to the most likely result achievable by the company in the period ending at fiscal year-end 2011; they are the management projections which are the basis of the projections included in the report of Raymond James with respect to the merger. Principal assumptions are set out beneath the projections.

	Fiscal Years Ending September 30,
Projected Income Statement	2006A	2007P	2008P	2009P	2010P	2011P	CAGR(1)
	(in thousands, except per share data and CAGR)
Total revenue	$119,360	$143,412	$180,591	$228,535	$275,440	$324,619	22.2%
Total cost of service	104,823	124,664	155,170	195,684	235,184	276,462	21.4%
Contribution margin	14,537	18,749	25,421	32,850	40,256	48,157	27.1%
Provision for doubtful accounts	126	1,030	1,392	1,849	2,299	2,769	85.5%
Corporate G&A	21,064	17,245	18,890	19,650	20,350	21,202	0.1%
EBITDA	(6,653)	474	5,139	11,352	17,607	24,186	nmf
Depreciation & amortization	1,032	890	1,255	1,566	1,854	1,976	13.9%
Interest expense	564	—	—	—	—	—	nmf
Interest income	2,302	3,518	2,941	2,403	1,544	1,053	nmf
Pre-tax income	(5,947)	3,102	6,825	12,189	17,297	23,264	nmf
Income taxes	(3,019)	1,241	2,730	4,876	6,919	9,305	nmf
Net income	$(2,927)	$1,861	$4,095	$7,314	$10,378	$13,958	nmf
Diluted shares	7,413	7,800	7,900	7,900	8,000	8,000	1.5%
Diluted EPS	(0.39)	$0.24	$0.52	$0.93	$1.30	$1.74	nmf

“Nmf” refers to values that are not meaningful, which is generally the result of a negative or extremely small value in the denominator.

(1)	The compound annual growth rates presented are computed over the five-year period from FY2006 to FY2011. FY2006 results are presented post-elimination of results for the company’s respiratory and specialty pharmacy operations and also exclude non-recurring charges.

Principal assumptions:

•	internal growth: 7%

•	acquired revenue: $100,000 over the period

•	private duty nursing segment gross margin rate: 35% all years

•	business insurance rate: 4.5% all years

•	no debt

•	no dividend

The Portfolio Logic Parties’ Purpose and Reasons for the Merger

The purpose of the Portfolio Logic Parties in pursuing the merger is to acquire all of the common stock of PSA. The Portfolio Logic Parties recognize the substantial risks entailed in a purchase of PSA, but believe that PSA is an attractive long-term investment opportunity as a private company at this time for the following reasons:

•	PSA will receive a cash flow benefit as a result of the fact that it will no longer be subject to the periodic reporting requirements and other provisions of the federal securities laws;

•

as a private company, PSA will have more flexibility to make investments that benefit the long-term growth of the business without regard to short-term effects on earnings per share or the publicly-traded stock price;

•	PSA will have greater flexibility to make acquisitions once it is no longer subject to the financial reporting and other requirements imposed on public companies; and

•	Portfolio Logic’s experience in healthcare services investments will allow it to achieve efficiencies in PSA’s operations.

The proposed acquisition of PSA has been structured as a merger of Merger Sub into PSA in order to permit the cancellation of all of PSA common stock in a single step and to preserve PSA’s corporate identity and existing contractual arrangements with third parties. The parties structured the merger as a cash transaction in order to provide the unaffiliated stockholders of PSA with cash for all of their shares and to provide a prompt and orderly transfer of ownership of PSA with reduced transaction costs. No other alternatives were considered by the Portfolio Logic Parties for the acquisition of PSA.

The Position of the Portfolio Logic Parties as to the Fairness of the Merger

The rules of the SEC require the Portfolio Logic Parties to express their belief as to the fairness of the merger agreement and the proposed merger to the unaffiliated stockholders of PSA. None of the Portfolio Logic Parties or any of their officers or managers participated in the deliberations of the negotiating committee or the board of directors of PSA regarding the fairness of the merger to PSA’s stockholders, nor did they receive any advice from Raymond James as to the fairness of the merger.

The Portfolio Logic Parties’ view as to the fairness of the merger agreement and the proposed merger should not be construed as a recommendation to any stockholder as to how that stockholder should vote on the proposal to adopt the merger agreement.

Based on a number of factors, including those considered by PSA’s negotiating committee and board of directors and, in particular, the material factors discussed below, the Portfolio Logic Parties believe that the $16.25 per share cash merger consideration is fair to PSA’s unaffiliated stockholders from a financial point of view. These factors include:

•

The current and historical market prices of PSA’s common stock, including the fact that the cash merger price of $16.25 price per share represents (i) an 18.6% premium over PSA’s closing share price of $13.70 on April 25, 2007, the date the merger agreement was announced, (ii) a 22.5% premium over PSA’s average share price of $13.27 over the 30-day period ending March 20, 2007 (the day prior to the execution of the letter of intent) and (iii) a 13.6% premium over PSA’s maximum share price of $14.30 and a 37.4% premium over PSA’s minimum share price of $11.83, in each case during the 52-week period ended April 13, 2007 (which was the internal cut-off date necessary for Raymond James to ensure that the draft opinion and supporting analyses were distributed for review internally and to the PSA board prior to the meeting in which the directors voted).

•

The merger price of $16.25 per share represents approximately a 45% premium to the estimated $43 million enterprise value of PSA (calculated as the equity market capitalization of PSA based on PSA’s closing share price on April 25, 2007 and the number of outstanding shares referenced in PSA’s Form 10-Q filed on May 9, 2007, less PSA’s net cash balance as of March 31, 2007 as reported on such Form 10-Q).

•

The fact that the consideration to be received by PSA’s stockholders in the merger would consist entirely of cash, eliminating any uncertainties in valuing the merger consideration to be received by PSA’s stockholders.

•

Without adopting the opinion of Raymond James, the fact that the board of directors of PSA received a written opinion as of April 25, 2007 from its independent advisor as to the fairness, from a financial point of view, of the $16.25 per share cash merger consideration to be paid to PSA’s unaffiliated stockholders.

•

The terms and conditions of the merger agreement, including the amount and form of consideration to be paid, the parties’ mutual representations, warranties and covenants and the conditions to their respective obligations, and in particular the limited nature of the conditions to Portfolio Logic’s obligations to consummate the merger, the absence of any future obligations on PSA’s stockholders and the $5 million termination fee payable by Portfolio Logic to PSA if Portfolio Logic breaches or fails to perform in any material respect any of its representations, warranties or covenants such that Portfolio Logic cannot satisfy a closing condition in the merger agreement applicable to it, including delivery of the merger consideration, and did not or could not cure such breach or failure to perform within applicable time periods provided in the merger agreement.

•	The unanimous determination by PSA’s board of directors that the proposed transaction is substantively fair.

•

The fact that PSA’s board of directors, under the terms of the merger agreement, may change its recommendation that PSA’s stockholders vote in favor of the transaction if they determine that their fiduciary duties require them to do so, and may terminate the merger agreement if the board determines that any unsolicited proposal made in good faith constitutes a superior proposal, subject to payment to Portfolio Logic of a termination fee of $4 million, or a reimbursement of expenses up to $500,000 (which would be credited against the $4 million termination fee if it became payable), depending on the circumstances of the termination.

In addition, the Portfolio Logic Parties believe that the merger is procedurally fair to PSA’s unaffiliated stockholders because, among other things:

•	None of the officers, managers or affiliates of any of the Portfolio Logic Parties is a director, officer or employee of PSA;

•	None of the Portfolio Logic Parties is able to affect the composition of the board of directors or the conduct of PSA except by virtue of its ownership of common stock of PSA;

•	PSA’s established and used a special negotiating committee comprised entirely of independent directors who are not officers or employees of PSA to negotiate the terms of the merger; and

•

The $16.25 per share cash consideration and the other terms and conditions of the merger agreement resulted from arm’s-length bargaining between the negotiating committee, the board and their representatives, on the one hand, and Portfolio Logic and its representatives, on the other hand.

The Portfolio Logic Parties did not consider the net book value or liquidation value of PSA to be a material factor in determining the fairness of the transaction to PSA’s unaffiliated stockholders because they believe such values would be less than the merger consideration. The Portfolio Logic Parties did not establish a pre-merger going concern value for the equity of PSA because they believe that the trading price of PSA’s common stock prior to announcement of the merger represents the best available indication of the going concern valuation of PSA and that the merger consideration is fair to the unaffiliated stockholders of PSA relative to such value.

The Portfolio Logic Parties did not rely on any report, opinion or appraisal in determining the fairness of the transaction to PSA’s stockholders, but they agree with the conclusion expressed by Raymond James in its opinion to the board of directors. In reaching their determination as to fairness, the Portfolio Logic Parties did not assign specific weight to particular factors, but rather considered all factors as a whole.

Certain Effects of the Merger

If the merger agreement is adopted by our stockholders and certain other conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into PSA, with PSA being the surviving corporation.

Upon the consummation of the merger, each share of our common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held in the treasury of PSA, otherwise owned by PSA or Portfolio Logic or any of their respective subsidiaries or shares held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $16.25 in cash, without interest and less any applicable withholding taxes. Upon the consummation of the merger, all outstanding options to acquire our common stock will become fully vested and immediately exercisable and all such options not exercised prior to the merger will be cancelled and converted into a right to receive a cash payment equal to the number of shares of our common stock underlying the options multiplied by the amount (if any) by which $16.25 exceeds the option exercise price, without interest and less applicable withholding taxes.

Portfolio Logic has entered into a non-binding memorandum of understanding with the D3 Parties providing that prior to the closing of the merger, (a) Portfolio Logic would form Newco and would contribute to Newco all of the common shares of Merger Sub, together with the shares of PSA owned by Portfolio Logic and an amount of cash to be determined, (b) one or more of the D3 Parties would contribute to Newco common shares of PSA having a value, based on the merger consideration of $16.25 per share, of not less than $18 million and not more than $24 million, such amount to be agreed upon by the D3 Parties and Portfolio Logic prior to closing, and (c) Newco would issue to the D3 Parties a minority interest in Newco. The D3 Parties are expected to hold a minority interest in Newco of between 34.5% and 46%, based on the relative proportions of the value of the shares of PSA contributed by the D3 Parties and Portfolio Logic, respectively, and the cash contributed by Portfolio Logic. The non-binding memorandum of understanding also provides that prior to closing the parties would enter into a stockholders agreement that would provide for Mr. Nierenberg to be elected to the board of Newco and of PSA following the closing of the merger, for the stockholders of Newco to have customary registration rights, and for such other customary terms as the parties may agree. The registration rights to be provided in the stockholders agreement have not yet been negotiated but are expected to include rights for a certain number of demand registrations for each of Portfolio Logic and the D3 Parties and piggyback registration rights for all stockholders of Newco, and are expected to apply for so long as restricted securities are held.

Following the merger, the entire equity in PSA will ultimately be owned by Newco and its stockholders, including Portfolio Logic and the D3 Parties. If the merger is completed, Newco and its stockholders will be the sole beneficiaries of our future earnings and growth, if any, and will be entitled to vote on corporate matters affecting PSA following the merger. Similarly, Newco and its stockholders will also bear the risks of ongoing operations, including the risks of any decrease in our value after the merger and the operational and other risks related to the incurrence by the surviving corporation of significant additional debt as described below under “—Source and Amounts of Funds; Financing for the Merger.”

If the merger is completed, our unaffiliated stockholders will have no continuing interest in our net book value or net earnings. The table below sets forth the direct and indirect interests in our net book value and net earnings of the Portfolio Logic Parties and the D3 Parties prior to and immediately after the merger, based upon our net book value at March 31, 2007 and the net income of PSA for the six months ended March 31, 2007. Following the merger, the entire interest in our net book value and net income will be held directly or indirectly by the Portfolio Logic Parties and the D3 Parties.

	Fully Diluted Ownership of PSA Prior to the Merger				Fully Diluted Ownership of PSA After the Merger
	Net Book Value		Earnings		Net Book Value		Earnings
	$ in thousands	%	$ in thousands	%	$ in thousands	%	$ in thousands	%
	100,033		564
Portfolio Logic Parties	14,405	14.4	81	14.4		54 - 65.5		54 - 65.5
D3 Parties	19,206	19.2	108	19.2		34.5 - 46		34.5 - 46

In connection with the merger, some of our management will receive benefits and be subject to obligations in connection with the merger that are different from, or in addition to, the benefits and obligations of our stockholders generally, as described in more detail under “—Interests of PSA’s Directors and Officers in the Merger.” The incremental benefits to some of our management include, among others, continuing as executive officers of the surviving corporation and the anticipated execution of employment and related agreements with the surviving corporation or its affiliates.

Our common stock is currently registered under the Exchange Act and is quoted on the NASDAQ Global Market under the symbol “PSAI.” As a result of the merger, PSA will be a privately-held corporation and there will be no public market for its common stock. After the merger, our common stock will cease to be quoted on the NASDAQ and price quotations with respect to sales of shares of common stock in the public market will no longer be available. In addition, registration of our common stock under the Exchange Act will be terminated. Termination of the registration of our common stock under the Exchange Act will substantially reduce the information required to be furnished by us to our stockholders and will make certain provisions of the Exchange Act no longer applicable to us. These include the short-swing profit recovery provisions of Section 16(b), the requirement to furnish proxy statements in connection with stockholders’ meetings under Section 14(a) and the related requirement to furnish an annual report to stockholders.

Our certificate of incorporation will be amended and restated as of the effective time of the merger to be the certificate of incorporation attached as Exhibit A to the merger agreement which is included as Annex A of this proxy statement. In addition, the bylaws of Merger Sub, as in effect immediately prior to the effective date of the merger, will be the bylaws of the surviving corporation after the effective time of the merger except that all references to the name of the Corporation in such bylaws will be to “Pediatric Services of America, Inc.”

At the effective time of the merger, the directors of Merger Sub immediately prior to the effective time of the merger will be directors of the surviving corporation. It is further contemplated that our officers immediately prior to the effective time of the merger will be the initial officers of the surviving corporation.

Plans for PSA After the Merger

The Portfolio Logic Parties have advised us that except as indicated in this proxy statement, initially following the merger, they do not have any current plans or proposals that relate to or would result in an extraordinary corporate transaction following completion of the merger involving PSA’s corporate structure or business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets or any other material changes in our capitalization, dividend policy, corporate structure or business. Initially following the merger, the Portfolio Logic Parties expect to continuously evaluate and review our business and operations and may develop new plans and proposals that they consider appropriate to maximize the value of PSA, and may undertake any of the foregoing actions if they are deemed desirable at any time following the closing of the merger. The Portfolio Logic Parties expressly reserve the right to make any changes they deem appropriate in light of that evaluation and review or in light of future developments.

Conduct of Our Business if the Merger is Not Completed

If the merger agreement is not adopted by our stockholders or if the merger is not completed for any other reason, our stockholders will not receive any payment for their shares in connection with the merger. Instead, we will remain an independent public company and our common stock will continue to be listed and traded on the NASDAQ Global Market. In addition, if the merger is not completed, we expect that management will operate the business in a manner similar to that in which it is being operated today and that our stockholders will continue to be subject to the same risks and opportunities as they currently are, including, among other things, the nature of the pediatric home healthcare industry on which our business largely depends, and general industry, economic, regulatory and market conditions. Accordingly, if the merger is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your shares of our common stock. From time to time, our board of directors will evaluate and review, among other things, our business operations, properties, dividend policy and capitalization and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance stockholder value. If the merger agreement is not adopted by our stockholders or if the merger is not consummated for any other reason, there can be no assurance that any other transaction acceptable to us will be offered, or that the business, prospects or our results of operations will not be adversely impacted.

In addition, as described below under “—Fees and Expenses,” if the merger agreement is terminated under certain circumstances, we will be required to pay to Portfolio Logic a termination fee of $4 million, and/or in certain circumstances, to reimburse Portfolio Logic’s out-of-pocket expenses of up to $500,000, which would be credited against the $4 million termination fee if it became payable. In certain other circumstances of termination, Portfolio Logic will be required to pay us a termination fee of $5 million.

Interests of PSA’s Directors and Officers in the Merger

In considering the recommendations of the board of directors with respect to the merger, you should be aware that some of our directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below. The board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger.

Arrangements with the Portfolio Logic Parties

As of the date of this proxy statement, none of our executive officers has entered into any agreement, arrangement or understanding with the Portfolio Logic Parties or their affiliates regarding employment with, or the right to participate in the equity of, any Portfolio Logic Party or the surviving corporation. In addition, no member of our board of directors has entered into any agreement, arrangement or understanding with the Portfolio Logic Parties or their affiliates regarding the right to participate in the equity of any Portfolio Logic Party or the surviving corporation. The Portfolio Logic Parties have informed us that it is their intention to retain members of our existing management team with Portfolio Logic or its affiliates after the merger is completed. Members of management are currently engaged in discussions with representatives of Portfolio Logic regarding revised terms of employment. In addition to terms of employment, the Portfolio Logic Parties have informed us that they intend to establish equity-based incentive compensation plans for management of PSA. Although we believe that members of our management team are likely to enter into new arrangements with Newco or its affiliates regarding employment with, and the right to purchase or participate in the equity of, Newco, such matters are subject to further negotiation and discussion and no terms or conditions have been finalized.

Treatment of Stock Options

If the merger is completed, all outstanding options to purchase shares of our common stock not exercised prior to the merger will become fully vested and will be cancelled. Each option will be converted into the right to receive a cash payment equal to the number of shares of our common stock underlying the option multiplied by the amount (if any) by which $16.25 exceeds the option exercise price.

We estimate the amounts that will be payable to each of our named executive officers in settlement of stock options are follows: Mr. Kohl, $1,535,500, and Mr. McNeill, $1,145,670. We estimate the aggregate amount that will be payable to all directors and executive officers in settlement of stock options (including the amounts for Messrs. Kohl and McNeill set forth in the preceding sentence) to be $4,559,340.

Employment Agreements

Mr. Kohl is party to an employment agreement with us dated December 1, 2004. Under Mr. Kohl’s employment agreement, upon termination of Mr. Kohl without cause or if he were to resign due to a substantial reduction in his duties, authority or compensation, in either case due to a change of control of PSA such as the proposed merger, he would be entitled to severance payments consisting of two years of base salary, life insurance payments and payments to cover medical premiums.

Mr. McNeill is party to an employment agreement with us that was restated effective November 7, 2002. Under Mr. McNeill’s employment agreement, Mr. McNeill may terminate his employment for any reason between 90 and 120 days after a change of control (such as the proposed transaction), or within the 30-day period immediately following the first anniversary of a change of control, and his termination during those time frames will be deemed a termination for “good reason.” Upon such a termination, Mr. McNeill would be entitled to receive a prorated annual bonus for the current fiscal year as well as 12 months of continued salary and benefits.

Assuming that the current employment agreements remain in effect, that the merger is completed by July 1, 2007 and that each executive officer’s employment is terminated under the conditions described above, the estimated cost of the cash severance benefits described above, including payments to be made under the Long-Term Incentive Plan described below, would be approximately as follows: Mr. Kohl, $1,157,000, and Mr. McNeill, $646,000.

Long-Term Incentive Plan

Under the Pediatric Services of America, Inc. Long-Term Incentive Plan, we provide our executives and key employees with long-term cash bonuses based on three-year performance periods beginning each fiscal year. Under the plan, 33% of all awards that are in the first year of the performance period, 67% of all awards that are in the second year of the performance period, and 100% of all awards that are in the third year of the performance period will be paid upon the effective date of a change of control such as the proposed transaction.

Assuming that the merger is completed by July 1, 2007, the estimated cost of LTIP payments described above for our named executive officers would be as follows: Mr. Kohl, $364,000, and Mr. McNeill, $202,800.

Nonqualified Deferred Compensation Plan

Upon a change of control such as the proposed transaction, the Pediatric Services of America, Inc. Non-Qualified Deferred Compensation Plan automatically terminates, and all benefits are payable in a lump sum within 30 days.

Set forth below in tabular form are the payments that our directors and named executive officers will receive as a consequence of the merger for their stock and options, pursuant to their employment agreements and from the company’s long-term incentive plan.

Director/Officer	Payments From Shares of Common Stock Owned[1]	Payments from Underlying Stock Options	Payments pursuant to Employment Agreements	Payments from Long-Term Incentive Plan
Daniel J. Kohl Director President and Chief Executive Officer	$0	$1,535,500	$0	$364,000

James M. McNeill Senior Vice President, Chief Financial Officer, Secretary and Treasurer	$666	$1,145,670	$0	$202,800

Michael E. Axelrod Chairman of the Board	$97,500	$386,605	N/A	N/A

David Crane Director	$0	$140,855	N/A	N/A

Michael J. Finn Director	$0	$675,355	N/A	N/A

Robert P. Pinkas Director	$2,269,800	$675,355	N/A	N/A

Joel R. Kimbrough Director	$0	$0	N/A	N/A

Phyllis Yale Director	$16,250	$0	N/A	N/A

[1]	The amounts presented for shares owned are based on gross proceeds from sale and do not reflect applicable stockholder basis in the shares sold.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a summary of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) who receive cash in the merger in exchange for shares of PSA common stock or compensatory options to purchase shares of PSA common stock. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to our stockholders. The discussion is based on the Internal Revenue Code of 1986, as amended (referred to as the Internal Revenue Code), applicable current and proposed U.S. Treasury regulations, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect.

For purposes of this summary, a “U.S. holder” is a holder of shares of PSA common stock or a beneficial owner of options to purchase PSA common stock, who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a domestic trust for U.S. federal income tax purposes.

A “non-U.S. holder” is a person (other than a partnership) that is not a U.S. holder.

If shares of PSA common stock are held by a partnership, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships that hold shares of PSA common stock and partners in such partnerships are urged to consult their own tax advisors regarding the tax consequences to them of the merger.

The discussion applies only to stockholders who hold shares of PSA common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to our stockholders in light of their particular circumstances, or that may apply to holders that are subject to special treatment under U.S. federal income tax laws (including, for example, non-U.S. holders (as defined above), insurance companies, tax-exempt organizations, financial institutions, broker-dealers, traders in securities who elect to mark their securities to market, mutual funds, real estate investment trusts, S corporations, stockholders subject to the alternative minimum tax, persons who validly exercise appraisal rights, partnerships or other pass-through entities and persons holding shares of PSA common stock through a partnership or other pass-through entity, persons who acquired shares of PSA common stock in connection with the exercise of employee stock options or otherwise as compensation, United States expatriates and stockholders who hold shares of PSA common stock as part of a hedge, straddle, constructive sale or conversion transaction). The discussion does not address any aspect of state, local or foreign tax laws.

Holders of PSA common stock or compensatory options to purchase PSA common stock should consult their individual tax advisors as to the particular tax consequences to them of the merger, including the application of any state, local or foreign tax laws.

Consequences of the Merger to U.S. Holders of PSA Common Stock

The receipt of cash for shares of PSA common stock in the merger or upon exercise of appraisal rights will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who surrenders shares of PSA common stock for cash in the merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received in exchange for such shares and the U.S. holder’s adjusted tax basis in such shares. Gain or loss will be determined separately with respect to each block of PSA common stock (i.e., shares acquired at the same cost in a single transaction) exchanged in the merger. Such gain or loss will be long-term capital gain or loss provided that a U.S. holder’s holding period for such shares is more than one year at the time of completion of the merger. Long-term capital gains recognized by non-corporate

U.S. holders will generally be subject to a tax at a maximum U.S. federal income tax rate of 15%. Capital gains recognized by corporate taxpayers are subject to tax at the regular rates applicable to corporations. In general, capital losses are only deductible against capital gains and are not available to offset ordinary income; however, individual taxpayers are allowed to offset a limited amount of capital losses against ordinary income.

Backup Withholding

Under the Internal Revenue Code, a holder of PSA common stock (other than a corporation or other exempt recipient) may be subject, under certain circumstances, to information reporting on the cash received in the merger. Backup withholding at a rate of 28% also may apply with respect to the amount of cash received in the merger, unless the holder provides proof of an applicable exemption or a correct taxpayer identification number (or properly certifies that the U.S. holder is awaiting a taxpayer identification number) and otherwise complies with applicable requirements of the backup withholding rules. Each U.S. holder of PSA common stock should complete and sign the Substitute Form W-9 included as part of the letter of transmittal to be returned to the exchange agent in order to provide the information and certification necessary to avoid backup withholding tax, unless an exemption applies and is established in a manner satisfactory to the exchange agent. Backup withholding is not an additional tax. Any amounts withheld from a holder’s proceeds under the backup withholding rules will generally be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Consequences of the Merger to U.S. Holders of Compensatory Options to Purchase Common Stock

A U.S. holder of compensatory options to purchase PSA common stock who receives cash in the merger will recognize ordinary income in an amount equal to the difference between the cash received by the holder and the holder’s basis in the option (if any). For those U.S. holders of compensatory options who are employees of PSA, such income will be subject to income and employment tax withholding.

The United States federal income tax consequences set forth above are not intended to constitute a complete description of all tax consequences relating to the merger. Because individual circumstances may differ, each holder of PSA common stock or options to purchase PSA common stock should consult its own tax advisor regarding the applicability of the rules discussed above to such holder and the particular tax effects to such holder of the merger, including the application of state, local and foreign tax laws.

Source and Amount of Funds; Financing for the Merger

PSA and the Portfolio Logic Parties estimate that the total amount of funds necessary to complete the merger and the related transactions will be approximately $135 million, which includes the cash to be paid to our stockholders and holders of other equity-based interests as well as related fees and expenses in connection with the merger, the financing arrangements and the related transactions. These payments are expected to be funded by a combination of (i) the “roll-over” of all of the shares of PSA currently owned by Portfolio Logic and shares of PSA currently owned by the D3 Parties having a value, based on the merger consideration of $16.25 per share, of not less than $18 million and not more than $24 million, (ii) up to approximately $[16] million of equity contributions to Newco from Portfolio Logic or its affiliates, (iii) up to approximately $25 million of stockholder loans to be made to Newco by Portfolio Logic, or its affiliates and, if the D3 Parties participate in the merger, by one or more of the D3 Parties and (iv) PSA’s available cash of approximately $[58] million.

Portfolio Logic has received a commitment letter from a third-party lender to provide to Merger Sub, and after the closing of the merger, PSA, (hereinafter referred to as the “borrower”) subject to the conditions set forth therein, a $25 million senior term loan, for the purpose of financing the merger and paying fees and expenses incurred in connection with the merger. This commitment expires on September 30, 2007. Portfolio Logic does not currently plan to draw on this commitment to fund the merger.

PSA, as the surviving corporation following the merger, anticipates that the loan will be repaid from a variety of sources, including, without limitation, funds generated by the operation of PSA. The source and allocation of various methods of repayment of the loan will be determined, and may be modified, from time to time based on market conditions and such other factors deemed appropriate.

The obligations of Portfolio Logic and Merger Sub under the merger agreement are not contingent on the receipt of the financing referred to above or any other financing.

Fees and Expenses

We estimate that if the merger is completed, the fees and expenses incurred by us in connection with the merger will be approximately as follows:

Description	Amount
Financial advisory fee (including fairness opinion)	$1,840,000
Legal and accounting fees and expenses	$700,000
Proxy solicitation fees	$10,000
SEC filing fees	$11,000
Printing and mailing costs	$25,000
Miscellaneous	$4,000

Total	$2,590,000

These expenses will not reduce the merger consideration payable to our stockholders. In addition, it is expected that Portfolio Logic will incur approximately $[                    ] in legal and accounting fees and expenses.

In general, whether or not the merger is completed, all expenses incurred by a party to the merger agreement will be paid by that party. However, if the merger agreement is terminated in certain circumstances, we may be required to pay a termination fee of $4 million and/or to reimburse certain expenses of Portfolio Logic up to $500,000, which would be credited against the $4 million termination fee if it became payable. In addition, if the merger agreement is terminated in certain other circumstances, Portfolio Logic may be required to pay us a termination fee of $5 million. See “The Merger Agreement — Fees and Expenses” for more information.

Regulatory Approvals

Under the Hart-Scott-Rodino Act, the merger may not be completed until the expiration of a 30-day waiting period following the filing of notification and report forms by PSA and Portfolio Logic with the FTC and the Antitrust Division, unless a request for additional information and documentary material is received from the FTC or the Antitrust Division or unless early termination of the waiting period is granted. The parties filed their respective notification and report forms with the FTC and the Antitrust Division under the Hart-Scott-Rodino Act on May 25, 2007 and received notice of early termination of the waiting period on June 5, 2007.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the merger. At any time before or after the merger, the Antitrust Division, the FTC or a state attorney general could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking divestiture of substantial assets of PSA or Portfolio Logic or their subsidiaries. Private parties may also bring legal actions under the antitrust laws under certain circumstances.

While we have received the requisite approvals and clearances for the merger, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, of the result of such challenge.

Appraisal Rights

Pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), any holder of our common stock who does not wish to accept the $16.25 per share in merger consideration may demand appraisal of his or her shares of our common stock and have the fair value of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined by the Delaware Court of Chancery and paid to the stockholder in cash, together with a fair rate of interest, if any, provided that the stockholder complies with the provisions of Section 262 of the DGCL. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this proxy statement as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of our common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of our common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly and in a timely manner the steps summarized below to perfect appraisal rights. Because of the complexity of the appraisal procedures, we believe that stockholders who consider exercising these rights should seek the advice of counsel.

Under Section 262 of the DGCL, where a merger is to be submitted for adoption at a meeting of stockholders, as in the case of the adoption of the merger agreement by our stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement shall constitute the notice, and the applicable statutory provisions are attached to this proxy statement as Annex C. Any holder of our common stock who wishes to exercise appraisal rights or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights.

Stockholders wishing to exercise the right to dissent from the merger and seek an appraisal of their shares must do ALL of the following:

•

The stockholder must not vote in favor of the adoption of the merger agreement. Moreover, because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote AGAINST adoption of the merger agreement.

•	The stockholder must deliver to us a written demand for appraisal BEFORE THE VOTE on the adoption of the merger agreement at the special meeting.

•

The stockholder must continuously hold the shares from the date of making the demand through the effective time of the merger since appraisal rights will be lost if the shares are transferred before the effective time of the merger.

•	The stockholder must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares within 120 days after the effective time of the merger.

Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will constitute a written demand for appraisal within the meaning of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Only a holder of record of shares of our common stock issued and outstanding immediately prior to the effective time of the merger may assert appraisal rights for the shares of our common stock registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates, should specify the stockholder’s name and mailing address, the number of shares of our common stock owned and that the stockholder intends to demand appraisal of his or her shares of our common stock. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by that nominee.

A stockholder who elects to exercise appraisal rights pursuant to Section 262 of the DGCL should mail or deliver a written demand to: James M. McNeill, Corporate Secretary, PSA, 310 Technology Parkway, Norcross, Georgia 30092-2929.

If the merger agreement is adopted, we will give written notice of the effective time of the merger within 10 days after the effective time of the merger to each former stockholder of PSA who did not vote in favor of the adoption of the merger agreement and who made a written demand for appraisal in accordance with Section 262 of the DGCL. Within 120 days after the effective time of the merger, but not later, either the surviving corporation or any dissenting stockholder who has complied with the requirements of Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of our common stock held by all dissenting stockholders. As there is no present intention to have the surviving corporation file such a petition, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the merger, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of those shares. The surviving corporation must mail this statement to the stockholder within ten days of receipt of the request or within ten days after expiration of the period for delivery of demands for appraisals under Section 262 of the DGCL, whichever is later.

If a petition for appraisal is timely filed, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings, and if the stockholder fails to comply with the court’s direction, the court may dismiss the proceeding against the stockholder. The Delaware Court of Chancery will thereafter determine the fair value of the shares of our common stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with a fair rate of interest, if any, to be paid on the amount determined to be fair value. In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have already decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery may determine the fair value to be more than, less than or equal to the consideration that the dissenting stockholder would otherwise be entitled to receive under the merger agreement. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the appraisal proceeding will be determined by the Delaware Court of Chancery and taxed against the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Stockholders should be aware that the fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the $16.25 per share in merger consideration. The opinion of our financial advisor, Raymond James, is not an opinion as to fair value under Section 262 of the DGCL.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the effective time of the merger, be entitled to vote the shares subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the merger).

Any stockholder may withdraw a demand for appraisal and accept the merger consideration by delivering to the surviving corporation a written withdrawal of the demand for appraisal, except that (1) any attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of the surviving corporation and (2) no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and the approval may be conditioned upon terms the Delaware Court of Chancery deems just. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s shares will be converted into the right to receive the merger consideration.

FORWARD-LOOKING STATEMENTS

This proxy statement, and the documents which we incorporate by reference in this proxy statement, contain “forward-looking statements.” Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “objective,” “goal” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or the acquisition of us by Portfolio Logic, identify forward-looking statements. Our forward-looking statements are based on management’s current view about future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the quarterly reports on Form 10-Q and annual reports on Form 10-K, as amended, that we have filed with the SEC and incorporated by reference herein and in particular, the “Risk Factors,” “Legal Proceedings” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” sections of those reports. See “Where You Can Find More Information.” These factors include, but are not limited to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceedings that have been or may be instituted against us and others following announcement of the proposal or the merger agreement;

•	the inability to complete the merger due to the failure to obtain stockholder approval or the failure to satisfy other conditions to the completion of the merger;

•	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and

•	the amount of the costs, fees, expenses and charges related to the merger.

We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this proxy statement or the date of the documents incorporated by reference in this proxy statement.

Except to the extent required under the federal securities laws, PSA does not intend to update or revise the forward-looking statements. In the event of any material change in any of the information previously disclosed, we will, where relevant and if required under applicable law, update such information through a supplement to this proxy statement to the extent necessary.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PARTIES TO THE MERGER

Pediatric Services of America, Inc.

We provide comprehensive pediatric home health care services through a network of more than 55 branch offices in 18 states, including satellite offices and branch office start-ups. Through these offices, we provide a combination of services, including pediatric private duty nursing (PDN) and pediatric day treatment centers (PPECs). Our principal executive offices are located at 310 Technology Parkway, Norcross, Georgia 30092-2929. The telephone number is (770) 441-1580.

Shares of our common stock trade on the NASDAQ Global Market under the symbol “PSAI.”

Portfolio Logic LLC

Portfolio Logic, a Delaware limited liability company, is a Washington, D.C.-based investment firm primarily focused on healthcare and business services companies. The principal address of Portfolio Logic is 600 New Hampshire Avenue, NW, 9th Floor, Washington, D.C. 20037 and its telephone number is (202) 266-7900.

Pointer Acquisition Co., Inc.

Merger Sub is a Delaware corporation and at the closing of the merger will be a wholly-owned subsidiary of Newco. Merger Sub was formed solely for the purposes of completing the merger and has not participated to date in any activities other than those incident to its formation and the transactions relating to the merger. The principal address of Merger Sub is c/o Portfolio Logic, LLC, 600 New Hampshire Avenue, NW, 9th Floor, Washington, D.C. 20037 and its telephone number is (202) 266-7900.

THE SPECIAL MEETING

Date, Time and Place

A special meeting of our stockholders will be held at [the Northeast Atlanta Hilton, 5993 Peachtree Industrial Boulevard, Norcross, Georgia 30092], on                     , 2007 at 9 a.m. Eastern Time.

Matters to be Considered

The purposes of the special meeting are to consider and vote on:

•	a proposal to adopt the merger agreement, dated as of April 25, 2007, among us, Portfolio Logic and Merger Sub;

•

a proposal to approve the adjournment or postponement of the meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the merger agreement; and

•	any other matters that may be properly submitted for a vote at the special meeting.

At this time, our board of directors is unaware of any matters, other than the proposal to approve the merger agreement, that may be presented for action at the special meeting.

Record Date; Shares Outstanding and Entitled to Vote

We have fixed the close of business on                     , 2007 as the record date for the determination of holders of our common stock entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. At the close of business on the record date, there were              shares of our common stock outstanding and entitled to vote. Each share of our common stock entitles the holder to one vote at the special meeting on all matters properly presented at the special meeting.

Quorum; Votes Required

A quorum, consisting of a majority of the outstanding shares of our common stock, must be present in person or by proxy before any action may be taken at the special meeting.

All votes will be tabulated by the inspector of election appointed for the special meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Any abstentions or broker non-votes submitted by brokers or nominees in connection with the special meeting will be treated as present for quorum purposes. “Broker non-votes” are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under rules applicable to broker-dealers. Under these rules, the proposal to adopt the merger agreement is not an item on which brokerage firms may vote in their discretion on behalf of their clients if those clients have not furnished voting instructions within ten days of the special meeting. Because the proposal to adopt the merger agreement is required to be approved by the affirmative vote of at least a majority of the number of votes entitled to be cast by our stockholders on the record date, abstentions and “broker non-votes” will have the same effect as a vote against the proposal to approve the merger agreement at the special meeting. For the same reason, the failure of any stockholder to vote by proxy or in person at the special meeting will have the effect of a vote against this proposal. The failure to vote by proxy or in person at the special meeting will not affect the outcome of the vote regarding the adjournment or postponement of the meeting, if necessary or appropriate to solicit additional proxies.

The affirmative vote of at least a majority of the number of votes entitled to be cast by our stockholders on the record date is necessary to approve the merger agreement. The proposal to adjourn or postpone the special meeting, if necessary or appropriate to solicit additional proxies, requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

Stockholders who do not vote in favor of adoption of the merger agreement, and who otherwise comply with the applicable statutory procedures of the Delaware General Corporation Law, will be entitled to seek appraisal of the value of their PSA common stock as set forth in Section 262 of the Delaware General Corporation Law. See “Special Factors—Appraisal Rights” and Annex C of this proxy statement.

Exclusive of shares which may be acquired upon the exercise of stock options, our directors and executive officers and their respective affiliates collectively owned 612,996 shares, or approximately 7.6%, of the outstanding shares of our common stock as of the record date for the special meeting, and as of the same date, Portfolio Logic and the D3 Parties owned [1,090,918] and [1,453,444] shares, respectively, representing approximately 19.2% and 14.4%, respectively, of our common stock. Each of our directors and executive officers, and Portfolio Logic, intends to vote all of the shares each owns, in favor of the merger. Portfolio Logic believes that the D3 Parties intend to vote all of their shares in favor of the merger; however, Portfolio Logic and the D3 Parties have not entered into any agreement requiring the D3 Parties to vote in favor of the merger.

How to Vote Your Shares

If you hold your shares in record name, you may vote your shares as follows:

Voting by Mail. You can vote your proxy by mail. If you choose to vote by mail, simply mark your proxy, date and sign it, and return it in the postage-paid envelope provided.

Voting via the Internet. You can vote your proxy via the Internet. The website for Internet voting is http:// www.proxyvoting.com/psai. Instructions on how to vote via the Internet are located on the proxy card enclosed with this proxy statement. Have your proxy card in hand when you access the Web site. You will be prompted to enter the control number printed on your proxy card and to follow the instructions to obtain your records and create an electronic voting form. Voting by Internet is available 24 hours a day until                     , 2007. If you vote via the Internet, you should not return your proxy card.

Voting by Telephone. You can vote your proxy by telephone by calling the toll-free number of (866) 540-5760. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Voting by telephone is available 24 hours a day until                     , 2007. If you vote by telephone, you should not return your proxy card.

Voting in Person. You can vote by appearing and voting in person at the special meeting.

If your shares are held in the name of a bank, broker or other nominee, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares and granting you a proxy to vote those shares.

You can revoke your proxy at any time before it is voted at the special meeting by:

•	submitting a new proxy via the Internet or by telephone;

•

delivering a written notice of revocation addressed to James M. McNeill, Chief Financial Officer and Corporate Secretary, Pediatric Services of America, Inc., 310 Technology Parkway, Norcross, Georgia 30092-2929;

•	delivering to us prior to the special meeting a properly executed proxy with a later date; or

•	attending the special meeting and voting in person.

However, merely attending the meeting will not, by itself, revoke your proxy.

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and sign and return a proxy card without giving specific voting instructions, your shares will be voted “FOR” adoption and approval of the merger agreement and the transactions contemplated thereby.

At this time, the PSA board of directors is unaware of any matters, other than the merger proposal, the adjournment proposal, and the transactions contemplated thereby, that may be presented for action at the special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Solicitation of Proxies

We will pay for the costs of mailing this document to our stockholders, as well as all other costs incurred by us in connection with the solicitation of proxies from our stockholders on behalf of our board of directors. In addition to solicitation by mail, officers and employees of PSA may solicit proxies from stockholders of PSA in person or by telephone, facsimile or other electronic methods without any additional compensation.

Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and we will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

We have retained Mellon Investor Services LLC to assist us in the solicitation of proxies, and have agreed to pay a fee of $8,500, plus reasonable expenses.

THE MERGER AGREEMENT AND RELATED AGREEMENTS

The following is a summary of certain material provisions of the merger agreement, a copy of which is attached to this proxy statement as Annex A and which we incorporate by reference into this proxy statement, and of the related agreements. This summary does not purport to be complete and may not contain all of the information about the merger agreement and the related agreements that is important to you. We encourage you to read carefully the merger agreement in its entirety, as the rights and obligations of the parties are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement.

THE MERGER AGREEMENT

The description of the merger agreement in this proxy statement has been included to provide you with information regarding its terms. The merger agreement contains representations and warranties made by and to us, Portfolio Logic and Merger Sub as of specific dates. The statements embodied in those representations and warranties were made for purposes of that agreement among the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that agreement.

Effective Time; Structure; Effects

The effective time of the merger will occur at the time that we file a certificate of merger with the Secretary of State of the State of Delaware on the closing date of the merger (or such later time as we and Portfolio Logic may agree and specify in the certificate of merger). The closing date will occur after satisfaction or waiver of all of the conditions to the merger set forth in the merger agreement (or such other date as we and Portfolio Logic may agree), as described below in “Conditions to the Merger.”

At the effective time of the merger, Merger Sub will merge with and into us. We will survive the merger (and we sometimes refer to ourselves as the surviving corporation) and will become a wholly-owned subsidiary of Newco. Following completion of the merger, our common stock will be delisted from the NASDAQ Global Market, deregistered under the Exchange Act, and no longer publicly traded. We will be a privately held corporation and our current stockholders, other than Portfolio Logic and the D3 Parties as stockholders of Newco, will cease to have any ownership interest in us or rights as company stockholders. Therefore, all other current stockholders of PSA will not participate in our future earnings or growth and will not benefit from any appreciation in value of PSA.

Treatment of Stock and Options

Company Common Stock

At the effective time of the merger, each share of our common stock that is issued and outstanding immediately prior to the effective time of the merger will automatically be cancelled and will cease to exist and will be converted into the right to receive $16.25 in cash, without interest and less any required withholding taxes, other than shares of our common stock held immediately prior to the effective time by us, Portfolio Logic or any of their respective subsidiaries (which will be cancelled without any consideration) and shares of our common stock held by stockholders who have properly demanded and perfected their appraisal rights in accordance with Delaware law (which will be entitled to appraisal rights as described above in “Special Factors—Rights of Appraisal”).

Company Stock Options

At the effective time of the merger, each outstanding option to acquire our common stock will become vested and exercisable and will be cancelled, and the holder of each stock option will be entitled to receive from the surviving corporation, as soon as reasonably practicable after the effective time of the merger but in any event within three business days following the closing date, an amount in cash, less any required withholding taxes, equal to the product of:

•	the excess, if any, of $16.25 over the exercise price per share of common stock subject to the option, multiplied by

•	the number of shares of our common stock subject to the option.

Exchange and Payment Procedures

At or prior to the effective time of the merger, Portfolio Logic will deposit with a mutually agreed upon commercial bank or trust company cash in amounts and at the times necessary to pay the merger consideration to each stockholder. Presently, the parties anticipate that approximately $             of this amount will be paid out of PSA’s available cash. Promptly after the effective time of the merger, this bank or trust company, which we refer to as the exchange agent, will mail a letter of transmittal and instructions to you and the other stockholders. The letter of transmittal and instructions will tell you how to surrender your common stock certificates or shares you may hold represented by book entry in exchange for the merger consideration.

You should not return your stock certificates with the enclosed proxy card, and you should not forward your stock certificates to the exchange agent without a letter of transmittal.

You will not be entitled to receive the merger consideration until you surrender your stock certificate or certificates (or book-entry shares) to the exchange agent, together with a duly completed and executed letter of transmittal and any other documents as may be required by the letter of transmittal. The merger consideration may be paid to a person other than the person in whose name the corresponding certificate is registered if the certificate is properly endorsed or is otherwise in the proper form for transfer. In addition, the person who surrenders a certificate must either pay any transfer or other applicable taxes or establish to the satisfaction of the surviving corporation that those taxes have been paid or are not applicable.

No interest will be paid or will accrue on the cash payable upon surrender of the certificates (or book-entry shares). The exchange agent will be entitled to deduct, withhold, and pay to the appropriate taxing authorities, any applicable taxes from the merger consideration. Any sum that is withheld and paid to a taxing authority by the exchange agent will be deemed to have been paid to the person with regard to whom it is withheld.

At the effective time of the merger, there will be no transfers on our stock transfer books of shares of our common stock that were outstanding immediately prior to the effective time of the merger, other than to settle transfers of such shares that occurred before the effective time of the merger. If, after the effective time of the merger, certificates are presented to the surviving corporation for transfer, they will be cancelled and exchanged for the merger consideration.

Any portion of the merger consideration deposited with the exchange agent that remains undistributed to former holders of our common stock for six months after the effective time will be delivered, upon demand, to the surviving corporation. Former holders of our common stock who have not complied with the above-described exchange and payment procedures will thereafter only look to the surviving corporation for payment of the merger consideration. None of PSA, Portfolio Logic, Newco, Merger Sub, the surviving corporation, the exchange agent or any other person will be liable to any former holders of our common stock for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

If you have lost a certificate, or if it has been stolen or destroyed, then before you will be entitled to receive the merger consideration, you will have to make an affidavit of the loss, theft or destruction, and if required by Portfolio Logic or the exchange agent, post an indemnity agreement or, at the election of Portfolio Logic or the exchange agent, a bond in a customary amount sufficient to protect the surviving corporation against any claim that may be made against it with respect to that certificate. These procedures will be described in the letter of transmittal that you will receive, which you should read carefully in its entirety.

Representations and Warranties

The merger agreement contains representations and warranties made by us to Portfolio Logic and Merger Sub, and representations and warranties made by Portfolio Logic and Merger Sub to us, and may be subject to important limitations and qualifications agreed to by the parties in connection with negotiating the terms of the merger agreement. In particular, the representations that we made are qualified by a confidential disclosure letter that we delivered to Portfolio Logic and Merger Sub concurrently with the signing of the merger agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from those generally applicable to public disclosures to stockholders, or may have been used for the purpose of allocating risk among the parties rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the merger agreement as statements of factual information. Our representations and warranties relate to, among other things:

•	our and our subsidiaries’ proper organization, good standing and qualification to do business;

•	our capitalization, including in particular the number of shares of our common stock, stock options and other equity-based interests;

•	our subsidiaries and our equity interests in them;

•	our corporate power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•

the absence of violations of or conflicts with our and our subsidiaries’ governing documents, applicable law or certain agreements as a result of entering into the merger agreement and consummating the merger;

•	the timeliness and compliance with requirements of our SEC filings since October 1, 2004, including the accuracy and compliance with requirements of the financial statements contained therein;

•	the adequacy of our disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	permits and compliance with applicable legal requirements;

•	environmental matters;

•	matters relating to our and our subsidiaries’ employee benefit plans;

•	the absence of certain changes since September 30, 2006;

•	investigations, legal proceedings and governmental orders;

•

accuracy and compliance with applicable securities laws of the information supplied by us for inclusion in this proxy statement and other filings made with the SEC in connection with the merger and the other transactions contemplated by the merger agreement;

•	tax matters;

•	employment and labor matters;

•	intellectual property;

•	real property;

•	the required vote of our stockholders in connection with the adoption and approval of the merger agreement and the merger and the other transactions contemplated by the merger agreement;

•	material contracts and performance of obligations thereunder;

•	the absence of undisclosed brokers’ fees; and

•	the inapplicability of anti-takeover statutes to the merger.

Many of our representations and warranties are qualified by a “Material Adverse Effect on the Company” standard. For the purposes of the merger agreement, “Material Adverse Effect on the Company” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, and subject to certain customary exceptions, has, or would be reasonably likely to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of ourselves and our subsidiaries taken as a whole (and subject to customary exceptions), or would be reasonably likely to prevent or materially delay or materially impair our ability to consummate the merger or the other transactions contemplated by the merger agreement.

The merger agreement also contains various representations and warranties made by Portfolio Logic and Merger Sub that are subject, in some cases, to specified exceptions and qualifications. The representations and warranties relate to, among other things:

•	their organization, valid existence and good standing;

•	their capitalization, including in particular the number of shares of their common stock and other equity-based interests;

•	their corporate or other power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	the enforceability of the merger agreement as against Portfolio Logic and Merger Sub;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	the absence of any violation of or conflict with their governing documents, applicable law or certain agreements as a result of entering into the merger agreement and consummating the merger;

•	the absence of undisclosed brokers’ fees;

•	their financial ability to consummate the merger; and

•	their financing arrangements.

Some of Portfolio Logic’s and Merger Sub’s representations and warranties are qualified by a “Material Adverse Effect on Portfolio Logic or Merger Sub” standard. For the purposes of the merger agreement, a Material Adverse Effect on Portfolio Logic or Merger Sub means an event that would, individually or in the aggregate, prevent or materially delay or materially impair the ability of Portfolio Logic or Merger Sub to consummate the merger and the other transactions contemplated by the merger agreement.

The representations and warranties of the parties to the merger agreement will expire upon the effective time of the merger.

Conduct of Our Business Pending the Merger

Under the merger agreement, we have agreed that, subject to certain exceptions, between April 25, 2007 and the effective time of the merger, we and our subsidiaries will:

•	conduct business in the ordinary course consistent with past practice; and

•	use commercially reasonable efforts to preserve intact our business organization, goodwill and business relationships and to retain the services of our key officers and key employees.

We have also agreed that, between April 25, 2007 and the effective time of the merger, subject to certain exceptions or unless Portfolio Logic gives its prior written consent, we will not, and we will cause each of our subsidiaries not to:

•	adopt or propose any change in our or their certificate of incorporation or bylaws;

•

(i) declare, set aside, make or pay any dividend or other distribution in respect of any of our or their stock, except for dividends or distributions to ourselves, (ii) adjust, split, combine or reclassify any of our or their stock or issue or propose or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of our or their capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of our or their stock, or any other equity interests or any rights, warrants or options to acquire any such shares or interests;

•	grant any person any right to acquire any shares of our or their stock;

•

issue any additional shares of stock or any other voting securities or any securities convertible into rights, warrants or options to acquire any such shares, voting securities or convertible securities;

•

amend, modify or terminate the rights agreement other than to delay the distribution date or to render the rights inapplicable to the execution, delivery and performance of the merger agreement and the transactions contemplated thereby;

•	take any action which would allow any person other than Portfolio Logic or Merger Sub or any of their respective affiliates to become the beneficial owner of 15% or more of our common stock;

•

merge or consolidate with any other person or acquire a material amount of the assets or equity of any other person, other than acquisitions of inventory, equipment or raw materials in the ordinary course of business consistent with past practice;

•

sell, lease, license, subject to a lien, other than a permitted lien, encumber or otherwise surrender, relinquish or dispose of any assets, property or rights (including capital stock or other equity interests of any of our subsidiaries) except pursuant to existing written contracts or commitments or in an amount not in excess of $100,000 individually or $500,000 in the aggregate;

•	make any loans, advances, capital contributions, capital expenditures or investments in any third party, or create, incur, guarantee or assume any indebtedness;

•

except as required by employment agreements or our benefit plans, amend or otherwise modify the terms of or benefits provided under any benefit plan, accelerate the payment or vesting of benefits or amounts payable or to become payable under any benefit plan or fail to make any required contribution to any benefit plan, or terminate or establish any benefit plan;

•

grant any increase in the compensation or benefits of our directors, officers, employees, consultants, representatives or agents, except for (i) increases required by law or contracts existing on the date of the merger agreement and (ii) increases for officers and employees in the ordinary course of business, consistent with past practice;

•	enter into or amend or modify any severance, consulting, retention or employment agreement, plan, program or arrangement;

•	settle or compromise any material claim or audit or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material claim or audit;

•	make or rescind any express or deemed election relating to taxes, settle or compromise any claim relating to taxes, make a request for a written ruling of a taxing authority relating to taxes;

•	enter into a written and legally binding agreement with a taxing authority relating to taxes, except as required by law;

•

change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the taxable year ended September 30, 2006 or change any method of accounting or accounting principles or practices, except for any such change required by a change in GAAP;

•	other than in the ordinary course of business consistent with past practice:

•	modify or amend in any material respect or terminate any material contract;

•	enter into any successor agreement to an expiring material contract that changes the terms of the expiring contract in a way that is materially adverse to us or any of our subsidiaries;

•	modify, amend or enter into any new agreement that would have been considered a material contract if it were entered into at or prior to the date hereof, or

•

modify or amend in any material respect or terminate any compliance policy in respect of any applicable law, Governmental Entity or third party payor with whom we do business, except as required by applicable law;

•

enter into or renew or extend any agreements or arrangements that limit or otherwise restrict us or any of our subsidiaries, or that could, after the effective time, limit or restrict Portfolio Logic or any of its affiliates, from engaging or competing in any line of business or in any geographic area;

•	fail to file in a timely manner any SEC document;

•	terminate, cancel, amend or modify any insurance policy maintained by us which is not replaced by a comparable amount of insurance coverage;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•

take any actions or omit to take any actions that would or would be reasonably likely to (i) result in the failure of a closing condition or (ii) materially impair our ability to consummate the merger in accordance with the terms of the merger agreement or materially delay the consummation of the merger; or

•	agree or commit to do any of the foregoing.

Portfolio Logic and Merger Sub have agreed not to take any action between April 25, 2007 and the effective time of the merger that would or would be reasonably likely to (i) result in the failure of a closing condition or (ii) materially impair their ability to consummate the merger in accordance with the terms of the merger agreement or materially delay the consummation of the merger, or agree or commit to do any of the foregoing.

Stockholders’ Meeting

The merger agreement requires us to call and hold a meeting of our stockholders for the purpose of obtaining the vote of our stockholders necessary to satisfy the vote condition described below in “—Conditions to the Merger.” Except in certain circumstances described below in “—No Solicitation of Transactions,” we are required to use reasonable best efforts to solicit stockholder proxies in favor of the adoption and approval of the merger agreement.

No Solicitation of Transactions

We have agreed that between April 25, 2007 and the effective time of the merger, and subject to the discussion of superior proposals below, we and our subsidiaries (and our and our subsidiaries’ officers, directors, employees, agents and representatives) will not:

•

solicit, initiate or knowingly encourage any inquiry with respect to, or the making, submission or announcement of, any proposal that constitutes or could reasonably be expected to lead to a takeover proposal;

•

participate in any negotiations regarding a takeover proposal with, or furnish any nonpublic information relating to a takeover proposal to, any Person that has made or, to our knowledge, is considering making a takeover proposal;

•	engage in discussions regarding a takeover proposal with any Person that has made or, to our knowledge, is considering making a takeover proposal;

•	approve, endorse or recommend any takeover proposal;

•	enter into any letter of intent or agreement in principle or any agreement providing for any takeover proposal; or

•	propose or agree to do any of the foregoing.

In addition, we have agreed to cease any existing solicitations, discussions or negotiations existing on April 25, 2007 with any person who has made or indicated an intention to make a takeover proposal.

“Takeover proposal” means any proposal or offer with respect to (i) a merger, consolidation, business combination, share exchange, reorganization, recapitalization, liquidation, dissolution or similar transaction involving us or any subsidiary with any person other than Portfolio Logic or its affiliates, (ii) our acquisition of any third party in a transaction in which the stockholders of the third party immediately prior to consummation of that transaction will own more than 20% of our outstanding capital stock immediately following such transaction, or (iii) any acquisition by any third party of 20% or more of any class of our stock or of 20% or more of the consolidated assets of us and our subsidiaries, in a single transaction or a series of related transactions.

Right to Consider a Superior Proposal

However, if we receive an unsolicited written takeover proposal, we may furnish nonpublic information to the person making that proposal, and we may engage in discussions with that person with respect to that proposal, as long as:

•	the proposal did not result from our breach of the non-solicitation obligations described above;

•

our board of directors reasonably believes the proposal to be bona fide and determines in good faith after consulting with financial advisors and outside counsel that the proposal is, or could reasonably be expected to result in, a “superior proposal” (as described below);

•	prior to furnishing the nonpublic information, the party making the takeover proposal signs a suitable confidentiality agreement with us; and

•

we promptly advise Portfolio Logic of any offer that is or could reasonably be expected to lead to a takeover proposal and provide copies of such offer, and of any request for nonpublic information relating to us.

If, at any time prior to obtaining the approval of our stockholders of the merger, we receive a superior proposal, our board may:

•	withdraw, modify or qualify its recommendation of the merger; or

•	terminate the merger agreement in order to enter into an agreement with the person making the superior proposal with respect to that superior proposal.

In order to take either of the above actions:

•

our board must determine in good faith, after consulting with outside counsel, that failing to take those actions would be a breach of its fiduciary duties to our stockholders under applicable law; and,

•	we must provide notice to Portfolio Logic of our intention to take such actions, and that notice must include the material terms and conditions of the superior proposal.

A “superior proposal” means any written proposal made by a third party that involves an acquisition of (i) all or substantially all of our capital stock, or (ii) all or substantially all of the assets of ourselves and our subsidiaries, which contains terms and conditions that our board of directors determines in good faith, after consulting with outside counsel and financial advisors, would result in a transaction that:

•	would be more favorable to our stockholders than the merger; and

•	is reasonably capable of being completed, taking into account all aspects of the proposal.

These provisions will not prevent our board of directors from making certain disclosures contemplated by the securities laws, except that in specified circumstances our board of directors will be deemed to have withdrawn its recommendation unless it expressly reaffirms its recommendation in favor of approval of the merger agreement or rejects any other takeover proposal.

Employee Benefits

The parties have agreed that, for a period of one year after the completion of the merger, the surviving corporation will:

•

provide our current employees who continue employment with the surviving company with compensation and benefits that are comparable in the aggregate to those that we provide (excluding equity-based programs and long-term incentives);

•	continue to provide the compensation and benefits required under any individual employment agreements we have;

•

waive certain waiting periods and pre-existing condition exclusions, and credit for co-payments and deductibles, under the surviving company’s plans in which our employees become eligible to participate;

•	provide our employees with past service credit for eligibility and vesting purposes under any plans similar to ours, such as a 401(k) plan; and

•	provide severance benefits pursuant to the terms we currently provide.

Agreement to Take Further Action and to Use Reasonable Best Efforts

Each of the parties to the merger agreement has agreed to use its reasonable best efforts to do anything necessary, proper or advisable to ensure that the conditions to the merger are satisfied and that the merger is consummated as promptly as practicable. In particular, the parties have agreed to use such efforts to make necessary filings and obtain necessary governmental consents and approvals, including those required under the Hart-Scott-Rodino Act. We have also agreed to use our reasonable best efforts to obtain necessary consents or waivers from third parties (although no party is specifically required to pay any consideration or incur any liability in connection with obtaining such consents or waivers), to defend any lawsuit challenging the merger or the merger agreement (subject to first having used reasonable best efforts to negotiate a reasonable resolution of any objections underlying the lawsuit), and to execute and deliver any additional documents necessary to complete the merger.

To the extent permissible under applicable law, we and Portfolio Logic will, in connection with the efforts referenced above to obtain all requisite material approvals, clearances and authorizations for the transactions contemplated by the merger agreement under the Hart-Scott-Rodino Act or any other approval of a governmental entity, use reasonable best efforts to:

•	cooperate with each other in connection with any filing or submission and any investigation or other inquiry, including any proceeding initiated by a private party;

•

promptly inform the other of any communication received from or given to the Antitrust Division, the FTC or any other governmental entity and of any material communication received or given in connection with any proceeding by a private party;

•

permit the other to review any communication given to, and consult with each other in advance of any meeting or conference with, the Antitrust Division, the FTC or any other governmental entity or, in connection with any proceeding by a private party, with any other person; and

•	to the extent permitted by such governmental entity or other person, give the other the opportunity to attend and participate in such meetings and conferences.

If any objections are asserted with respect to the merger under any applicable law or if any suit is instituted by any governmental entity or any private party challenging the merger as violative of any applicable law, we and Portfolio Logic will use reasonable best efforts to resolve any such objections or challenge to permit consummation of the merger.

Other Covenants and Agreements

The merger agreement contains additional agreements among us, Portfolio Logic and Merger Sub relating to, among other things:

•	providing Portfolio Logic and its advisors access to our officers, management, employees, offices, properties, books and records;

•	cooperating in preparing and filing this proxy statement with the SEC, and in responding to any comments received from the SEC on this proxy statement;

•	taking actions necessary to exempt the transactions contemplated by the merger agreement and related agreements from the effect of any anti-takeover statutes;

•	coordinating press releases and other public statements about the merger and the merger agreement;

•	continuing indemnification and insurance of directors and officers;

•	giving Portfolio Logic an opportunity to participate in the defense or settlement of any stockholder litigation relating to the merger; and

•	notices of certain events, and consultation to mitigate any adverse consequences of those events.

Conditions to the Merger

The obligations of the parties to complete the merger are subject to the satisfaction or waiver of the following mutual conditions:

•	the merger must be approved by our stockholders, by the vote of holders of at least a majority of the votes entitled to be cast at the close of business on the record date;

•

no laws, temporary restraining orders, injunctions or other order, judgment, decision, opinion or decrees issued by a court or other governmental entity of competent jurisdiction will be in effect that have the effect of making the merger illegal; and

•	the waiting period under the Hart-Scott-Rodino Act must have expired or been terminated.

Our obligation to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•

Portfolio Logic’s and Merger Sub’s representations and warranties must be true and correct as of April 25, 2007 and as of the closing date of the merger, subject to a “material adverse effect” qualification;

•	Portfolio Logic and Merger Sub must have performed, in all material respects, their covenants and agreements in the merger agreement; and

•	Portfolio Logic must deliver to us at closing a certificate with respect to the satisfaction of the above two conditions.

The obligations of Portfolio Logic and Merger Sub to complete the merger are subject to the satisfaction or waiver of the following additional conditions:

•	our representations and warranties must be true and correct as of April 25, 2007 and as of the closing date of the merger, subject to a “material adverse effect” qualification;

•	we must have performed, in all material respects, our covenants and agreements in the merger agreement; and

•	we must deliver to Portfolio Logic at closing a certificate with respect to the satisfaction of the above two conditions.

Other than the conditions pertaining to our stockholder approval, the expiration or termination of the Hart-Scott-Rodino Act waiting period and the absence of governmental orders, either we, on the one hand, or Portfolio Logic and Merger Sub, on the other hand, may elect to waive conditions to our or their respective performance and complete the merger. We do not anticipate re-soliciting our stockholders for approval of any such waiver unless we propose to waive a condition and such waiver would be material to our stockholders, in which case we would re-solicit the vote of our stockholders. None of PSA, Portfolio Logic, Newco or Merger Sub, however, has any intention to waive any condition as of the date of this proxy statement.

Termination

We and Portfolio Logic may terminate the merger agreement by mutual written consent at any time before the completion of the merger (including after our stockholders have approved the merger agreement). In addition, either we or Portfolio Logic may terminate the merger agreement at any time before the completion of the merger if:

•

the merger has not been completed by October 25, 2007, so long as the party seeking to terminate the merger agreement has not materially breached the merger agreement such that that breach primarily contributes to the failure of the merger to be consummated by that date;

•

any law or final non-appealable order restrains, enjoins or prohibits the completion of the merger, so long as the party seeking to terminate the merger agreement has used its reasonable best efforts to have the injunction or restraint lifted; or

•	the merger agreement has been submitted to our stockholders for approval and the required vote has not been obtained.

In addition, we may terminate the merger agreement at any time before the completion of the merger if:

•

Portfolio Logic breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the merger agreement, and that breach or failure to perform (i) would result in the failure of certain conditions to closing and (ii) has not been or cannot be cured before the earlier of October 25, 2007 or 20 days after we deliver a notice to Portfolio Logic indicating our intention to terminate the merger agreement; or

•	In order to accept a superior proposal, provided that

•	we are and have been in compliance in all material respects with the non-solicitation provision of the merger agreement;

•	our board of directors concurrently approves, and we enter into, a definitive agreement with respect to a superior proposal; and

•	we pay a $4 million termination fee to Portfolio Logic.

Portfolio Logic may terminate the merger agreement at any time before the completion of the merger if:

•

we breach or fail to perform any of our representations, warranties or covenants contained in the merger agreement, and that breach or failure to perform (i) would result in the failure of certain conditions to closing and (ii) has not been or cannot be cured before the earlier of October 25, 2007 or 20 days after Portfolio Logic delivers a notice to us indicating their intention to terminate the merger agreement;

•	we breach in any material respect our obligations under the non-solicitation provision of the merger agreement; or

•

our board of directors (i) fails to authorize, approve or recommend the merger, changes or withdraws its recommendation of the merger, (ii) fails to include its recommendation in this proxy statement, (iii) fails to reconfirm its authorization, approval or recommendation of the merger within three business days after a written request by Portfolio Logic to do so, (iv) in the case of a takeover proposal made by way of a tender offer or exchange offer, fails to recommend rejection of such offer within ten business days from the date the tender offer is first published or sent or (v) resolves to do any of the foregoing.

Fees and Expenses

In general, all expenses incurred by each party to the merger agreement will be paid by that party. However, if the merger agreement is terminated in certain circumstances described below, we may be required to pay Portfolio Logic a termination fee of $4 million, we may be required to reimburse certain expenses of Portfolio Logic up to $500,000 (which would be credited against the above $4 million termination fee if it became payable) or Portfolio Logic may be required to pay us a termination fee of $5 million. In addition, if we or Portfolio Logic fail to pay any termination fee when due, the party obligated to pay the termination fee will be obligated to pay the costs and expenses (including legal fees) incurred in connection with any action to collect payment of the fee.

Fees and Expenses Payable by PSA

We must pay Portfolio Logic a termination fee of $4 million if:

•	Portfolio Logic terminates the merger agreement because:

•	we breach in any material respect our obligations under the non-solicitation provision of the merger agreement; or

•

our board of directors (i) fails to authorize, approve or recommend the merger, changes or withdraws its recommendation of the merger, (ii) fails to include its recommendation in this proxy statement, (iii) fails to reconfirm its authorization, approval or recommendation of the merger within three business days after a written request by Portfolio Logic to do so, (iv) in the case of a takeover proposal made by way of a tender offer or exchange offer, fails to recommend rejection of such offer within ten business days from the date the tender offer is first published or sent or (v) resolves to do any of the foregoing; or

•	We terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal as described above in “Termination.”

In addition, we must pay Portfolio Logic a termination fee of $4 million (which, in the event we also are obligated to reimburse Portfolio Logic for its expenses, as further provided below, will be net of such reimbursement) if either we or Portfolio Logic terminate the merger agreement because:

•	the merger has not been completed by October 25, 2007; or

•	our stockholders fail to approve the merger agreement at our special meeting, if, in either case:

•	after the date of the merger agreement and prior to our stockholder meeting, a third party communicates a takeover proposal to our board of directors; and

•	within one year after termination of the merger agreement, we enter into an agreement to consummate a takeover proposal with any third party.

In addition, if the merger agreement is terminated:

•

by Portfolio Logic, because we breach or fail to perform any of our representations, warranties or covenants contained in the merger agreement, and that breach or failure to perform (i) would result in the failure of certain conditions to closing and (ii) has not been or cannot be cured before the earlier of October 25, 2007 or 20 days after Portfolio Logic delivers a notice to us indicating their intention to terminate the merger agreement; or

•	by either us or Portfolio Logic, if:

•	the merger has not been completed by October 25, 2007; or

•	our stockholders fail to approve the merger agreement at our special meeting; and

•	in either case, after the date of the merger agreement and prior to our stockholder meeting, a third party communicates a takeover proposal to our board of directors;

then we must reimburse Portfolio Logic and Merger Sub for their expenses incurred in connection with the merger agreement, up to a maximum of $500,000.

The merger agreement further provides that, in circumstances where the $4 million termination fee and/or expense reimbursement is payable, it is the sole and exclusive remedy available to Portfolio Logic and Merger Sub against us with respect to the circumstances giving rise to such termination.

Fees Payable by Portfolio Logic

Portfolio Logic has agreed to pay us a termination fee of $5 million, which has been placed in escrow with the Bank of New York pursuant to an escrow agreement, if we terminate the merger agreement because Portfolio Logic or Merger Sub has breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements in the merger agreement and such breach or failure would result in the failure of certain closing conditions and is not or cannot be cured by the earlier of October 25, 2007 or 20 days after we deliver a notice to Portfolio Logic indicating our intention to terminate the merger agreement.

The merger agreement further provides that, in circumstances where the $5 million termination fee is payable, it is the sole and exclusive remedy available to us against Portfolio Logic and Merger Sub with respect to the circumstances giving rise to such termination.

Amendment and Waiver

The merger agreement may be amended by the parties at any time before or after our stockholder approval is obtained, but after our stockholder approval is obtained, no amendment can be made which requires the approval of our stockholders (under applicable law or the rules of any relevant stock exchange) without such further approval.

At any time prior to the effective time, the parties may:

•	extend the time for the performance of any obligation or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

RELATED AGREEMENTS

Amendment to the PSA Rights Agreement

On September 22, 1998, we entered into a rights agreement with Mellon Investor Services LLC (formerly ChaseMellon Shareholder Services, LLC), as rights agent. On April 25, 2007, in connection with the execution of the merger agreement, we and Mellon Investor Services entered into an amendment to the rights agreement, which provides that none of the execution of the merger agreement, the participation of Portfolio Logic or the D3 Parties in the merger, or the consummation of the merger will trigger the provisions of the rights agreement.

Amendment to the Standstill Agreement with the D3 Parties

On February 18, 2005, we entered into a standstill agreement with the D3 Parties. On April 29, 2007, in connection with the execution of the merger agreement, we entered into an amendment to the standstill agreement with the D3 Parties to permit them to engage in discussions and negotiations and to reach and consummate an agreement with Portfolio Logic regarding the D3 Parties’ participation in the merger and related activities.

ADDITIONAL INFORMATION REGARDING PSA

Directors and Executive Officers of PSA

The persons listed below are our directors and executive officers as of the date of this proxy statement. Each executive officer will serve until a successor is elected by the board of directors or until the earlier of his or her resignation or removal or the consummation of the merger. None of these persons nor PSA has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of these persons has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. All of our directors and executive officers are citizens of the United States and can be reached c/o Pediatric Services of America, Inc., 310 Technology Parkway, Norcross, Georgia 30092-2929.

Directors

Michael E. Axelrod (49) is the President/CEO of Trinova Partners LLC (successor to The Axelrod Group, LLC), a business consulting firm. Prior to that, (i) he served as the chief operating officer of Intelligent Medical Solutions, LLC, a developer and provider of web-based physician-patient communication software, from February 2005 through October 2006, and (ii) he practiced law with the firm of Cohen Pollock Merlin Axelrod & Small, P.C. He was associated with the law firm starting in 1982 and was a stockholder from 1986 through January 2004. His practice concentrated on business law and transactions, with an emphasis on the health care industry and venture capital transactions. From November 2001 through October 2003, Mr. Axelrod served as Chairman of the Board of Prevent Child Abuse America, Inc., a non-profit corporation whose mission is to prevent the abuse and neglect of America’s children, and served as its Immediate Past Chairman. Mr. Axelrod also serves on the Advisory Board of Prevent Child Abuse Georgia, Inc. In addition, Mr. Axelrod serves as an Adjunct Professor at the Goizueta Business School of Emory University, Atlanta, GA, co-teaching courses in entrepreneurship.

David Crane (50) is Chief Executive Officer of New Hope Bariatrics, Inc. New Hope Bariatrics, in partnership with physicians, owns and manages ambulatory surgery centers dedicated to meeting the needs of the morbidly obese patient. In addition, Mr. Crane is former President and Chief Executive Officer of MedCath, Inc., serving in such capacity from 2000 to 2003. MedCath is a healthcare provider primarily focused on the development and operation of physician-owned heart hospitals throughout the United States. Mr. Crane also served as a director of MedCath and, from 1989 to 1999, as its Chief Operating Officer. Under his stewardship, MedCath grew to eleven hospitals with approximately $550 million in annual revenue. Prior to his tenure at MedCath, Mr. Crane served from 1985 to 1989 as Chief Operating Officer of MediVision, Inc., a privately held company that developed and managed ophthalmic ambulatory surgery centers and physician practices nationally. MediVision was sold to Medical Care International in 1989. Beginning in 2004, Mr. Crane was appointed as a director of Orion HealthCorp, Inc. and currently serves as Chairman of its Audit Committee.

Michael J. Finn (57) has been a General Partner of Brantley Venture Partners, L.P., a venture capital firm based in Cleveland, Ohio, since May 1995. Mr. Finn served from 1987 until May 1995 as Vice President—Venture Capital and Emerging Growth for Sears Investment Management Co., and during his tenure presided over the Venture Capital Group for the firm. Previously, Mr. Finn was Deputy Director of the Bureau of Investments, Michigan Department of Treasury. In this capacity, Mr. Finn presided over the Department’s Venture Capital Group. Mr. Finn also serves as a director of The Holland Group and Orion HealthCorp, Inc.

Joel Kimbrough (48) is Senior Vice President for the Specialty Segment of Medco Health Solutions, Inc. (Medco) and is responsible for all aspects of financial forecasting, budgeting and reporting, as well as all of the managed care contracting and employer/payer sales and contracting interface. Prior to that, Mr. Kimbrough was Senior Vice President, Chief Financial Officer and Treasurer of Accredo Health, Inc. (Accredo) which was acquired by Medco in August 2005. Previously, from 1989 to 1996, Mr. Kimbrough served in the same capacity for Southern Health Systems, a subsidiary of LeBonheur Health Systems, Inc., predecessor to Accredo. Mr. Kimbrough currently serves on the Board of Directors and is Chair-Elect for the Make-A-Wish Foundation of the Mid-South and is a member of the Board of Directors of Methodist Alliance Homecare, Inc., a subsidiary of Methodist Health Systems, Inc. He also serves as a member of the Board of Directors of Trust One Bank, a Tennessee chartered bank and wholly-owned subsidiary of Synovus Financial Corporation. Mr. Kimbrough is also a former member of the Board of Directors of the Multiple Sclerosis Foundation of Memphis, Tennessee.

Daniel J. Kohl (50) has been a director since 2005 and is our President and Chief Executive Officer. Immediately prior to joining us, Mr. Kohl was a de facto Executive-in-Residence for Warburg Pincus, LLC, a global private equity firm. In addition, he has consulted for various other private equity and venture capital firms. From 2001-2002, Mr. Kohl served as the CEO of Sonus Corp., where he directed all business activities for the hearing aid distributor. Mr. Kohl also served as President and CEO of Housecall Medical Resources, Inc. from 1997 to 1999 and as Senior Vice President of Equifax Health Information Services from 1993 to 1997.

Robert P. Pinkas (53) is the Managing General Partner of Brantley Partners, a private equity organization based in Cleveland, Ohio, of which he was the founding partner in 1987. Mr. Pinkas has been a director, officer and investor in a variety of businesses since 1981, including Jet Direct, LLC and Streamline Foods, Inc.

Phyllis Yale (49) has been a partner with Bain & Company since 1987, where she consults with clients in the health care sector. Since 2000, Ms. Yale has served on the Board of Trustees of the Bridgespan Group, a consulting and publishing firm serving the non-profit sector. In addition, Ms. Yale has served as a director since 1999 and sits on the Nominating Committee of the United Way of MassBay and has been a director of the Boston Chamber of Commerce since 2002. She is a frequent guest speaker and has published numerous articles about health care management topics.

Executive Officers

Daniel J. Kohl: See Mr. Kohl’s biographical information under “—Directors” above.

James M. McNeill (48) is the Senior Vice President, Chief Financial Officer, Secretary and Treasurer of our company. Mr. McNeill joined us in 1996 as Chief Accounting Officer and was appointed to his current position in April, 1999. Prior to joining our company, Mr. McNeill was employed in a senior financial management position from 1991 to 1995 with Golden Peanut Company, an agribusiness company. In addition, Mr. McNeill has worked in a variety of financial analysis and reporting positions with General Electric Company, Harris Corporation and Scientific-Atlanta Corporation.

Selected Historical Consolidated Financial Information of PSA

You should read the following selected historical consolidated financial data in conjunction with our restated Consolidated Financial Statements and related Notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 10-K/A filed on February 9, 2007 and in conjunction with our Consolidated Financial Statements and related Notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 10-Q filed on May 9, 2007. The statement of income data for the year ended September 30, 2006 and the balance sheet data as of September 30, 2006 and 2005, are derived from, and are qualified by reference to, the audited financial statements included elsewhere in that Form 10-K/A, and the statement of income data for the six months ended March 31, 2007 and the balance sheet data as of March 31, 2007 are derived from, and are qualified by reference to, the unaudited financial statements included elsewhere in that Form 10-Q.

	Six Months Ended March 31, 2007	Year Ended September 30,
		2006	2005	2004	2003	2002
	(in thousands, except per share data)
Statement of operations data (1)(2)(3)(4)(5):
Net revenue	$65,702	$119,360	$114,146	$106,713	$101,941	$99,313
Costs of goods and services (exclusive of depreciation shown separately below)	40,406	72,560	68,195	63,660	61,068	60,228
Other operating costs and expenses
Salaries, wages and benefits	10,640	19,927	19,537	19,028	18,393	17,259
Business insurance	2,790	4,766	4,165	4,910	4,406	2,370
Overhead	3,715	7,571	6,983	7,206	6,049	6,053

Other operating costs and expenses	17,145	32,264	30,685	31,144	28,848	25,682

	Six Months Ended March 31, 2007	Year Ended September 30,
		2006	2005	2004	2003	2002
	(in thousands, except per share data)
Corporate, general and administrative
Salaries, wages and benefits	5,540	14,211	14,128	15,768	13,838	13,351
Business insurance	132	255	208	148	319	284
Professional services	2,128	3,816	4,476	2,804	2,125	1,783
Overhead	1,227	2,781	2,880	2,942	2,749	2,848

Corporate, general and administrative	9,027	21,063	21,692	21,662	19,031	18,266
Provision for doubtful accounts	326	126	679	1,095	195	337
Provision for insurance recoveries	(384)	2,431	—	—	—	—
Depreciation and amortization	553	1,032	997	956	1,312	1,280

Operating loss	(1,371)	(10,116)	(8,102)	(11,804)	(8,513)	(6,480)
Interest income	1,642	2,248	212	139	138	167
Interest expense	—	(564)	(2,481)	(2,378)	(2,429)	(2,766)
(Loss) gain on early extinguishment of debt	—	(837)	—	—	100	417
Other income	58	54	65	6	56	—

Income (loss) from continuing operations before income tax expense (benefit)	329	(9,215)	(10,306)	(14,037)	(10,648)	(8,662)
Income tax expense (benefit)	190	(3,019)	(4,726)	(5,347)	(3,934)	(12,801)

Income (loss) from continuing operations	139	(6,196)	(5,580)	(8,690)	(6,714)	4,139
Discontinued operations:
Income from discontinued operations, net of tax	1,192	5,603	11,246	12,702	11,841	9,561
(Loss) gain on disposal of discontinued operations, net of tax	(767)	21,898	—	—	—	361

Net income	$564	$21,305	$5,666	$4,012	$5,127	$14,061

Denominator share data:
Denominator for basic income per share-weighted average shares	7,543	7,413	7,203	6,948	6,861	6,791
Effect of dilutive securities:
Stock options	180					359

Denominator for diluted income per share-weighted average shares	7,723	7,413	7,203	6,948	6,861	7,150

Income per share data:
Basic net income per share data
Income (loss) from continuing operations	$0.02	$(0.84)	$(0.77)	$(1.25)	$(0.98)	$0.61
Discontinued operations:
Income from discontinued operations, net of tax	0.16	0.76	1.56	1.83	1.73	1.41
(Loss) gain on disposal of discontinued operations, net of tax	(0.10)	2.95	—	—	—	0.05

Net income	$0.08	$2.87	$0.79	$0.58	$0.75	$2.07

Diluted net income per share data:
Income (loss) from continuing operations	$0.02	$(0.84)	$(0.77)	$(1.25)	$(0.98)	$0.58
Discontinued operations:
Income from discontinued operations, net of tax	0.15	0.76	1.56	1.83	1.73	1.34
(Loss) gain on disposal of discontinued operations, net of tax	(0.10)	2.95	—	—	—	0.05

Net income	$0.07	$2.87	$0.79	$0.58	$0.75	$1.97

Balance sheet data(1):
Working capital	$75,183	$79,899	$71,792	$66,569	$58,967	$55,740
Total assets	133,532	133,498	128,339	128,560	117,763	104,428
Long-term obligations, net of current portion		—	20,350	20,350	20,460	24,642
Total stockholders’ equity	100,033	98,611	73,569	66,452	61,063	55,774
Financial ratios:
Book value per share	$12.95	$13.30	$10.21	$9.56	$8.90	$7.80

(1)	The amounts above have been adjusted to reflect the Restatement Items for September 30, 2006 and 2005.

(2)	All amounts have been restated to reflect our pharmacy business, sold in fiscal 2006, as a discontinued operation.
(3)	All amounts have been restated to reflect our RTES business, sold in November 2006, as a discontinued operation.
(4)	All amounts have been restated to reflect our paramedical testing business, Paramedical Services of America, Inc., sold in fiscal 2000, as a discontinued operation.
(5)	Earnings reflect the adoption of Financial Accounting Standards Board Statement No. 142, in fiscal year 2002, prohibiting the amortization of goodwill and intangibles with indefinite useful lives.

Market for Common Stock and Dividends

Our common stock is traded on the NASDAQ Global Market under the symbol “PSAI.” At the record date for the special meeting, there were                      shares of our common stock outstanding, which were held by approximately                      holders of record. Such number of stockholders does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

The following table sets forth during the periods indicated the high and low sales prices of our common stock. We have never declared a dividend.

	Market Price
	High	Low
2007
First Quarter	$13.24	$11.69
Second Quarter	$14.50	$12.53
Third Quarter (through , 2007)

2006
First Quarter	$17.40	$13.60
Second Quarter	$15.52	$12.30
Third Quarter	$14.50	$12.14
Fourth Quarter	$13.50	$11.75

2005
First Quarter	$12.95	$7.40
Second Quarter	$12.70	$10.66
Third Quarter	$14.25	$11.90
Fourth Quarter	$14.00	$9.71

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding beneficial ownership of our common stock as of June 26, 2007 (except as noted below) by (i) any person known by us to be a beneficial owner of more than 5% of our common stock, (ii) our named executive officers, (iii) each director and (iv) all directors and executive officers as a group. Except as otherwise noted, each person listed below has sole voting and disposition power with respect to such person’s shares. The total shares of common stock beneficially owned by the officers includes the right to acquire ownership through exercisable stock options.

Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(1)
Myca Partners Inc. (2)	425,000	5.6%
Ashford Capital Management, Inc. (3) Beneficial Owner	454,700	6.0%
The D3 Family Funds (4) Beneficial Owner	1,453,444	19.2%
Portfolio Logic LLC (5) Beneficial Owner	1,090,918	14.4%
Dimensional Fund Advisors Inc. (6) Beneficial Owner	637,880	8.4%
Daniel J. Kohl (7) Director, President and Chief Executive Officer	156,250	2.0%
James M. McNeill (8) Senior Vice President, Chief Financial Officer, Secretary and Treasurer	100,566	1.3%
Michael E. Axelrod (9) Chairman of the Board	53,000	*
David Crane (10) Director	28,500	*
Michael J. Finn (11) Director	67,000	*
Robert P. Pinkas (12) Director	206,680	2.7%
Joel R. Kimbrough (13) Director	0	—
Phyllis Yale (14) Director	1,000	*
All executive officers and directors as a group (8 persons) (15)	612,996	7.6%

*	Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.
(1)	Except as indicated in the footnotes set forth below, the persons named in the table, to PSA’s knowledge, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. The number of shares shown includes shares that are not currently outstanding but which certain stockholders are entitled to acquire or will be entitled to acquire within 60 days from May 8, 2007 upon the exercise of stock options. Such shares are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by the particular stockholder or group but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)

Robert Frankfurt is president of Myca Partners Inc. and the investment manager of Myca Master Fund. As of May 8, 2007, Mr. Frankfurt as beneficial owner has the sole voting and sole dispositive power over 425,000 shares of Common Stock. The address for Myca Partners Inc. is 135 West 20th Street, 5th Floor, New York, NY 10011.

(3)	Ashford Capital Management, Inc. (“Ashford Capital”) is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Ashford Capital has sole voting and dispositive power over 454,700 shares of Common Stock as of May 8, 2007. The address for Ashford Capital is 3801 Kennett Pike, Suite B-107, Wilmington, DE 19807.

(4)

The D3 Family Funds consist of the following entities: The D3 Family Fund, L.P., and The D3 Bulldog Fund, L.P., Washington State limited partnerships; Nierenberg Investment Management Company, Inc., a Washington State corporation which is the general partner of such Funds; the DIII Offshore Fund, L.P., a Bahamas limited partnership; and Nierenberg Investment Management Offshore, Inc., which is the general partner of such Fund. The D3 Family Funds are private investment partnerships which collectively have voting and dispositive power over an aggregate of 1,453,444 shares of Common Stock and information regarding their respective sole or shared voting and dispositive power over such shares has been reported on a Schedule 13D/A filed with the SEC on May 29, 2007. The address of the D3 Family Funds is 19605 NE 8th Street, Camas, Washington 98607. David Nierenberg is a private investor and the President of the two corporate general partners listed in this footnote.

(5)	Portfolio Logic LLC (“Portfolio Logic”) is a Delaware limited liability company which is beneficially owned by Jeffrey D. Zients. Mr. Zients is a private investor and manager of Portfolio Logic Management LLC, which is the manager of Portfolio Logic. Portfolio Logic and Mr. Zients possess shared voting power and shared dispositive power over 1,090,918 shares of Common Stock as of May 25, 2007. The address of Portfolio Logic is 600 New Hampshire Avenue, N.W., Washington, DC 20037.
(6)	Dimensional Fund Advisors Inc. (“Dimensional”) is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. In its role as investment advisor, Dimensional possesses investment and/or voting power over 637,880 shares of Common Stock as of May 8, 2007, and may be deemed to be the beneficial owner of the shares. Dimensional disclaims beneficial ownership of the shares.
(7)	Consists entirely of options to purchase 156,250 shares of Common Stock.
(8)	Consists of options to purchase 100,525 shares of Common Stock and 41 shares of Common Stock held directly.
(9)	Consists of options to purchase 47,000 shares of Common Stock and 6,000 shares of Common Stock held jointly with spouse.
(10)	Consists entirely of 28,500 options to purchase shares of Common Stock.
(11)	Consists entirely of options to purchase 67,000 shares of Common Stock.
(12)	Consists of options to purchase 67,000 shares of Common Stock, 63,000 shares of Common Stock held by Madaket Investments, LLC, of which Mr. Pinkas is a member, and 76,680 shares of Common Stock held by Pinkas Family Partners LP., of which Mr. Pinkas is the general partner.
(13)	Does not currently own any shares of Common Stock or options to purchase shares of Common Stock.
(14)	Consists entirely of 1,000 shares of Common Stock held directly.
(15)	Includes options to purchase 466,275 shares of Common Stock.

Prior Purchases and Sales of PSA Common Stock

There were no transactions with respect to our common stock during the past 60 days effected by any of us, any of our directors or executive officers, or any of the Portfolio Logic Parties or any of their affiliates, directors, executive officers or controlling persons, as applicable.

ADDITIONAL INFORMATION REGARDING THE PORTFOLIO LOGIC PARTIES

None of Portfolio Logic, Newco, Merger Sub or the persons listed below have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of these persons has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Portfolio Logic

Portfolio Logic Management LLC, a Delaware limited liability company, is the non-member manager of Portfolio Logic. The principal address of Portfolio Logic Management LLC is 600 New Hampshire Avenue, NW, 9th Floor, Washington, D.C. 20037 and its telephone number is (202) 266-7900.

Jeffrey D. Zients (40) is the managing member of Portfolio Logic Management LLC. Through Portfolio Logic Management, LLC, Mr. Zients has managed Portfolio Logic since its founding in 2003. Prior to this, Mr. Zients led both the 1999 initial public offering of The Corporate Executive Board and the 2001 initial public offering of The Advisory Board Company. He served as Chairman of the Board of The Corporate Executive Board from 2000 to 2001 and as Chairman of the Board of The Advisory Board Company from 2001 to 2004. He served both these companies in various executive positions prior to their initial public offerings, including as The Advisory Board Company Chief Executive Officer from 1998 to 2001. Previous to this, he was employed at Mercer Management Consulting and Bain and Company. Mr. Zients received a B.S. from Duke University, graduating summa cum laude. Mr. Zients is a citizen of the United States and can be reached c/o Portfolio Logic LLC, 600 New Hampshire Avenue, NW, 9th Floor, Washington, D.C. 20037, tel: (202) 266-7900.

Merger Sub

The persons listed below are the sole director and executive officers of Merger Sub as of the date of this proxy statement. Each executive officer will serve until a successor is elected by the board of directors or until the earlier of his or her resignation or removal or the consummation of the merger. The sole director and all of the executive officers of Merger Sub are citizens of the United States and can be reached c/o Portfolio Logic LLC, 600 New Hampshire Avenue, NW, 9th Floor, Washington, D.C. 20037, tel: (202) 266-7900.

Sole Director

Jeffrey D. Zients: See Mr. Zients’s biographical information under “—Portfolio Logic” above.

Executive Officers

Jeffrey D. Zients, President and Treasurer: See Mr. Zients’s biographical information under “—Portfolio Logic” above.

Michael D’Amato (53) is Vice President and Secretary of Merger Sub. Mr. D’Amato has been a founding member of Portfolio Logic since its inception in 2003. Prior to this he was a director of The Corporate Executive Board from 1998 to 2001 and of The Advisory Board Company from 2001 to 2004. He served both these companies in various executive positions prior to their initial public offerings, including as Chief Financial Officer of both companies. Mr. D’Amato was a partner at Bain & Company from 1982 until 1995. Mr. D’Amato received a B.S. from Massachusetts Institute of Technology with honors and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

STOCKHOLDER PROPOSALS

Due to the contemplated merger, we do not currently expect to hold a 2008 annual meeting of stockholders because, following completion of the merger, we will not be a publicly-held company. If the merger is not completed, pursuant to Rule 14a-8 under the Exchange Act, the deadline for the submission of proposals by stockholders for inclusion in our proxy statement and form of proxy to be used in connection with our annual meeting of stockholders in 2008 is June 13, 2007. If we do not have notice of a stockholder proposal to be presented at the 2008 annual meeting, if held, by June 13, 2007, then such proposal will be considered untimely and any proxies with respect to the 2008 annual meeting will confer discretionary authority to vote on such proposal. Stockholder proposals should be sent to Pediatric Services of America, 310 Technology Parkway, Norcross, Georgia 30092 Attention: James M. McNeill, Chief Financial Officer and Corporate Secretary.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the Exchange Act. We file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act.

In addition, because the merger may be considered to be a “going private” transaction, PSA, Portfolio Logic and Merger Sub have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the merger. You may read and copy the Schedule 13E-3 and any reports, statements or other information filed by us at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You also may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, NE, Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by us, at http://www.sec.gov. You also may access the SEC filings and obtain other information about us through our website at http://www.psahealthcare.com. The information contained on our website is not incorporated by reference into or in any way part of this proxy statement. PSA has not made any provision to grant stockholders access to its corporate files or to obtain counsel or appraisal services for the stockholders at PSA’s expense.

Statements contained in this proxy statement or in any document incorporated in this proxy statement by reference regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to such contract or other document filed as an exhibit with the SEC.

The SEC allows us to “incorporate by reference” information into this proxy statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information superseded by information contained in later filed documents incorporated by reference in this document. We incorporate by reference the documents filed by us with the SEC listed below and each document we file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and before the date of the special meeting and will amend the Schedule 13E-3 filed with the SEC in connection with the merger to specifically incorporate such future filings to the extent necessary to comply with our disclosure obligations under applicable law.

PSA SEC Filings	Period/Date
Annual Report on Form 10-K/A	For year ended September 30, 2006; filed on February 9, 2007
Quarterly Report on Form 10-Q	For quarterly period ended December 31, 2006; filed on February 9, 2007
Quarterly Report on Form 10-Q	For quarterly period ended March 31, 2007; filed on May 9, 2007
Current Report on Form 8-K/A	Dated August 28, 2006; filed November 13, 2006
Current Report on Form 8-K	Dated November 10, 2006; filed November 13, 2006
Current Report on Form 8-K	Dated February 9, 2007; filed on February 9, 2007
Current Report on Form 8-K	Dated April 25, 2007; filed on April 26, 2007
Current Report on Form 8-K	Dated April 30, 2007; filed April 30, 2007
Current Report on Form 8-K	Dated May 1, 2007; filed May 1, 2007
Current Report on Form 8-K	Dated May 9, 2007; filed May 9, 2007

You may request a copy of documents incorporated by reference in this proxy statement but not otherwise accompanying this document, at no cost, by writing or telephoning us at the following address:

Pediatric Services of America, Inc.

310 Technology Parkway

Norcross, Georgia 30092-2929

Attn: Corporate Secretary

(770) 441-1580

or

Mellon Investor Services LLC

300 Galleria Parkway

Suite 1020

Atlanta, Georgia 30339

Call toll free (866) 688-5667

To obtain timely delivery, you should request desired information no later than five business days prior to the date of the special meeting, or by                     , 2007.

This proxy statement does not constitute the solicitation of a proxy in any jurisdiction to or from any person to whom or from whom it is unlawful to make such proxy solicitation in such jurisdiction. You should rely only on the information contained or incorporated by reference in this proxy statement to vote your shares at the special meeting. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated                     , 2007. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date, and the mailing of this proxy statement to stockholders does not create any implication to the contrary.

ANNEX A

CONFIDENTIAL	Execution Copy

AGREEMENT AND PLAN OF MERGER

DATED AS OF APRIL 25, 2007

AMONG

PORTFOLIO LOGIC LLC,

POINTER ACQUISITION CO., INC.

AND

PEDIATRIC SERVICES OF AMERICA, INC.

i

(continued)

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 25, 2007 (as amended, modified or supplemented, this “Agreement”), is among Portfolio Logic LLC, a Delaware limited liability company (“Parent”), Pointer Acquisition Co., Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and Pediatric Services of America, Inc., a Delaware corporation (the “Company” and, collectively with Parent and Merger Sub, the “parties”).

RECITALS

WHEREAS, the respective Boards of Directors (or, in the case of Parent, the manager) of the Company, Parent and Merger Sub have deemed it advisable and in the best interests of their respective corporations and stockholders that the Company and Parent engage in a business combination; and

WHEREAS, in furtherance thereof, the respective Boards of Directors (or, in the case of Parent, the manager) of the Company, Parent and Merger Sub have approved and declared advisable this Agreement and the merger (the “Merger”) of Merger Sub with and into the Company, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER; CERTAIN RELATED MATTERS

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (with respect to all post-Closing periods, the “Surviving Corporation”). At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall, subject to the fulfillment or waiver of the conditions set forth in Article VII, take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York at 9:00 a.m. New York City time on the third Business Day after all of the conditions set forth in Article VII have been fulfilled or waived (other than those conditions that by their nature are to be satisfied at the Closing) in accordance with this Agreement, or at such other place and time and/or on such other date as the Company and Parent may agree in writing (the “Closing Date”).

Section 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State on the Closing Date, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger. As used herein, the “Effective Time“ shall mean the time at which the Merger shall become effective.

Section 1.4 Certificate of Incorporation. The certificate of incorporation of the Surviving Corporation shall be amended and restated at the Effective Time to be in the form attached as Exhibit A hereto and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”), until thereafter amended as provided therein or by applicable Law.

Section 1.5 By-Laws. The by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws“) until thereafter amended as provided therein or by applicable Law.

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

Section 1.8 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

(a) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (collectively, the “Shares”) (other than Excluded Shares) shall be converted into the right to receive $16.25 in cash, without interest (the “Merger Consideration”);

(b) all Shares (other than Excluded Shares) shall cease to be outstanding and shall be canceled and retired, and each certificate that immediately prior to the Effective Time represented any such Shares (the “Certificates”) shall thereafter represent only the right to receive the Merger Consideration with respect to the Shares (other than Excluded Shares) formerly represented thereby;

(c) each Excluded Share shall cease to be outstanding and shall be canceled and retired and no consideration shall be delivered in exchange therefor; and

(d) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and such shares shall constitute the only issued and outstanding shares of common stock of the Surviving Corporation.

Section 1.9 Treatment of Company Stock Options. Each Company Stock Option granted under the option plans of the Company, whether vested or unvested, that is outstanding immediately prior to the Effective Time will at the Effective Time be cancelled and the holder of such Company Stock Option will, in full settlement of such Company Stock Option, receive from the Surviving Corporation an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock multiplied by (y) the total number of Shares subject to such Company Stock Option (the aggregate amount of such cash, the “Option Consideration”).

Section 1.10 Certain Adjustments. If, between the date of this Agreement and the Effective Time, the Company Common Stock is changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, or a stock dividend or dividend payable in any other securities is declared with a record date within such period, or any similar event occurs, the Merger Consideration shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 1.11 Appraisal Rights. No holder of Dissenting Shares (a “Dissenting Stockholder”) shall be entitled to any Merger Consideration in respect of such Dissenting Shares unless and until such holder has failed to perfect or has effectively withdrawn or lost such holder’s right to seek appraisal of its Dissenting Shares under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. If any Person who otherwise would be deemed a Dissenting Stockholder fails properly to perfect or effectively withdraws or loses the right to seek appraisal with respect to any Dissenting Shares, such Dissenting Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration pursuant to Section 1.8. The Company shall give Parent (a) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 1.12 Escrow Agreement. Concurrently with the execution and delivery of this Agreement, Parent, the Company and The Bank of New York Trust Company, N.A. (“Escrow Agent”) shall have executed the Escrow Agreement attached hereto as Exhibit B (the “Escrow Agreement“) and Parent shall have placed into escrow with Escrow Agent the sum of $5 million (the “Escrowed Funds”), in accordance with the terms of the Escrow Agreement.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1 Exchange Fund. Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange agent hereunder for the purpose of exchanging Certificates for the Merger Consideration and Company Stock Options for the Option Consideration (the “Exchange Agent”). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock and Company Stock Options an amount of cash representing the aggregate cash consideration payable pursuant to Section 1.8 and Section 1.9. Parent agrees to make available, or to cause the Surviving Corporation to make available, to the Exchange Agent from time to time as needed, cash sufficient to make cash payments for the cash consideration pursuant to Section 1.8 and Section 1.9. Any cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

Section 2.2 Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail (x) to each holder of record, as of the Effective Time, of a Certificate (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) or non-certificated shares represented by book-entry (“Book-Entry Shares”) to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration and (y) to each holder of a Company Stock Option, a check in an amount due and payable to such holder pursuant to Section 1.9. Upon surrender of a Certificate (or effective affidavit of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate (or provider of an effective affidavit of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor a check in an amount equal to the Merger Consideration multiplied by the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. No interest will be paid or will accrue on any cash payable pursuant to Section 1.8. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company a check in the proper amount of any cash consideration pursuant to Section 1.8 may be issued with respect to such Company Common Stock to such a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

Section 2.3 No Further Ownership Rights in Company Common Stock. All cash paid upon conversion of the Shares in accordance with the terms of Article I and this Article II shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares.

Section 2.4 Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Surviving Corporation (or otherwise on the instruction of Parent), and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the Merger Consideration with respect to the Shares formerly represented thereby to which such holders are entitled pursuant to Section 1.8. Any such portion of the Exchange Fund remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.5 No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation, any of their respective Affiliates or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official or Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.6 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis, provided that (a) such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000, and (b) no gain or loss thereon shall affect the amounts payable to the stockholders of the Company pursuant to Article I or this Article II. Any interest and other income resulting from such investments shall promptly be paid to Parent.

Section 2.7 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby.

Section 2.8 Withholding Rights. Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Stock Options or any other equity rights in the Company such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. Law. To the extent that amounts are so withheld and paid to the appropriate taxing authority by Parent or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

Section 2.9 Further Assurances. After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 2.10 Stock Transfer Books. The stock transfer books of the Company shall be closed at the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, any Certificates (or effective affidavits of loss in lieu thereof) presented to the Exchange Agent or Parent for any reason shall be converted into the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) specifically disclosed in the Company SEC Documents filed with the SEC prior to the date hereof (excluding any disclosures set forth in any risk factor section or forward looking statements contained therein), or (b) otherwise disclosed to Parent in the corresponding sections or subsections of the letter (the “Company Disclosure Letter”) delivered to it by the Company upon or prior to the execution of this Agreement (it being understood that any item set forth in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosed in each other section or subsection thereof to which the relevance of such information is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. The Company is duly qualified or licensed to own, lease and operate its properties and to carry on its business as now being conducted in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect on the Company.

Section 3.2 Subsidiaries.

(a) Section 3.2(a) of the Company Disclosure Letter sets forth the name of each Company Subsidiary, its capitalization, and the state or jurisdiction of its organization. Each Company Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Each Company Subsidiary is duly qualified or licensed to own, lease and operate its properties and to carry on its business as now being conducted in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect on the Company.

(b) The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each of the Company Subsidiaries, free and clear of any Liens. All of such shares and other equity interests so owned by the Company are validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights).

(c) The Company does not own of record or beneficially (within the meaning of Rule 13d-3 of the Exchange Act), directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in any other Person.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists solely of 80,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of April 18, 2007, (i) 7,555,913 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) no shares of Company Common Stock were held in treasury by the Company and (iv) 2,950,000 shares of Company Common Stock were reserved for issuance pursuant to Company Stock Options. Section 3.3(a) of the Company Disclosure Letter contains a true and complete schedule as of the date of this Agreement setting forth (as applicable) the holder, number, exercise or reference price, number of shares for which it is exercisable, vesting date and expiration date of each outstanding Company Stock Option. Except as set forth above, no shares of capital stock of the Company are issued, reserved for issuance or outstanding. All issued and outstanding shares of Company Common Stock are and all shares of Company Common Stock which may be issued pursuant to the exercise of a Company Stock Option will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable.

(b) There are no preemptive or similar rights on the part of any holder of any class of securities of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any such Company Subsidiary on any matter submitted to shareholders or a separate class of holders of capital stock. Except as set forth in Section 3.3(a) (including the section of the Company Disclosure Letter responsive thereto), there are not, as of April 18, 2007, any options, warrants, restricted stock, restricted stock units, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any shares of the capital stock of the Company or any Company Subsidiary, any additional shares of capital stock of, or other equity interests in, or any security exchangeable or exercisable for or convertible into any capital stock of, or other equity interest in, the Company or any Company Subsidiary, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking, (iii) obligating the Company or any Company Subsidiary pursuant to any right of first offer, right of first negotiation, right of first refusal, co-sale or similar provisions or (iv) giving any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, the Company or any Company Subsidiary. As of April 18, 2007, there are no outstanding contractual obligations of the Company or any of the Company Subsidiaries to sell, repurchase, redeem or otherwise acquire or to register any shares of capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries. There are no proxies, voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, the Company or any Company Subsidiary. No Company Common Stock is held by any wholly owned Subsidiary of the Company.

Section 3.4 Authority for Agreements.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement and the approval of the Merger by the holders of a majority of the outstanding shares of Common Stock entitled to vote in accordance with the DGCL and the Company’s Constituent Documents (the “Company Stockholder Approval”), to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary for it to authorize this Agreement or to consummate the transactions contemplated hereby, except for the Company Stockholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) general principles of equity.

(b) The Board of Directors of the Company, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other transactions contemplated hereby, (ii) determining that the terms of the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (iii) recommending that the Company’s stockholders adopt this Agreement and (iv) declaring that this Agreement is advisable and in the best interests of the Company.

Section 3.5 Takeover Statute; No Restrictions on the Merger. The Board of Directors of the Company and each applicable Company Subsidiary have taken all necessary action to render any potentially applicable “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or similar statute (including Section 203 of the DGCL), regulation or provision of the certificate of incorporation and the by-laws, or other organizational or constitutive document or governing instrument of the Company or any Company Subsidiary, inapplicable to this Agreement and the transactions contemplated by this Agreement, including all necessary action to (a) render the Rights Agreement inapplicable to this Agreement and the transactions contemplated hereby, (b) ensure that (i) none of Parent, Merger Sub or any Subsidiary of either of them is an Acquiring Person pursuant to the Rights Agreement as a result of this Agreement or the transactions contemplated hereby, (ii) none of a Distribution Date, Triggering Event or Stock Acquisition Date occurs, and the Rights are not otherwise caused to become or otherwise able to be made exercisable by the holders thereof, in the case of clauses (i) and (ii) by reason of the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby and (c) provide that the Final Expiration Date shall occur immediately prior to the Effective Time. Capitalized terms used in this Section 3.5 and not defined in this Agreement shall have the meanings set forth in the Rights Agreement.

Section 3.6 Consents and Approvals; No Violations.

(a) Assuming compliance with the matters set forth in Section 3.6(c) and the receipt of the Company Stockholder Approval, the execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder, including the consummation of the transactions contemplated hereby will not, (i) conflict with any provision of the Company’s Constituent Documents or the Constituent Documents of any Company Subsidiary; (ii) result (with or without the giving of notice or the lapse of time or both) in any violation of or default or loss of a benefit under, or permit the acceleration, amendment or termination of any obligation under, any mortgage, indenture, lease, permit, concession, grant, franchise, license, agreement or other instrument or obligation applicable to the Company; (iii) violate any Law or Order binding upon or applicable to the Company or its Subsidiaries; (iv) result in the creation or imposition of any Lien upon any properties or assets of the Company or any Company Subsidiary; or (v) cause the suspension or revocation of any permit, license, governmental authorization, consent or approval under which the Company or any Company Subsidiary conducts its business, except in the case of clauses (ii), (iii), (iv) and (v) above, which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Except for (i) the Company Stockholder Approval and (ii) those consents or approvals the failure of which to be obtained would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, no consent or approval of any other Person (other than any Governmental Entity) is required to be obtained by the Company for the execution, delivery or performance of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby.

(c) Except with respect to those consents, approvals, orders, authorizations, declarations, registrations or filings the failure of which to be made or obtained would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, no consent, approval, order or authorization of, or declaration, registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by the Company or any Company Subsidiary in connection with the execution or delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) compliance by the Company with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL; and (iii) the filings with the Securities and Exchange Commission (“SEC”) of (A) the Proxy Statement in accordance with Regulation 14A promulgated under the Exchange Act and (B) such reports under and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby.

Section 3.7 SEC Reports; Company Financial Statements.

(a) The Company and each Company Subsidiary has filed or furnished all reports, schedules, forms, statements and other documents required to be filed by it with, or furnished by it to, the SEC since October 1, 2004 (the “Company SEC Documents”). As of its respective date (or, if amended prior to the date of this Agreement, as of the respective filing and effective dates of such amendment), each Company SEC Document complied when filed or furnished and as amended in all material respects with the requirements of Nasdaq and the Exchange Act or the Securities Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and did not, and any Company SEC Documents filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of the Company included in the Company SEC Documents (if amended prior to the date of this Agreement, as amended) complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC and Nasdaq with respect thereto, have been prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, which will not be material in amount).

(c) Without limitation, since October 1, 2004, the Company, the Company Subsidiaries and the principal executive officer and the principal financial officer of the Company have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the “Sarbanes-Oxley Act”), (ii) the applicable provisions of the Exchange Act, and (iii) the applicable listing and corporate governance rules and regulations of Nasdaq. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has directly or indirectly extended or maintained credit, arranged for the extension of credit, renewed an extension of credit or materially modified an extension of credit in the form of personal loans to any executive officer or director (or equivalent thereof) of the Company or any Company Subsidiaries.

(d) The Company has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) and 15(d)-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(e) The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) sufficient to ensure that (i) material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports. The Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof to its independent auditors and the audit committee of its Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees of members of the Company who have a significant role in the Company’s internal controls over financial reporting. The Company has provided to Parent any such disclosure made by management to the Company’s independent auditors and the audit committee of the Company’s Board of Directors.

Section 3.8 Proxy Statement. The Proxy Statement will, at the date mailed to stockholders of the Company and at the time of the Company Stockholder Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub or any of their representatives specifically for inclusion therein.

Section 3.9 Absence of Certain Changes. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, since September 30, 2006 (a) the Company and the Company Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course consistent with past practice; (b) there has not been any action taken by the Company or any Company Subsidiary that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1;

and (c) there has not been any change, circumstance or event that, individually or in the aggregate, have had or would reasonably be expected to have or result in a Material Adverse Effect on the Company.

Section 3.10 Litigation. There is no (i) suit, action, cause of action, proceeding, claim, complaint, grievance, arbitration proceeding, demand, citation, summons, subpoena, cease and desist letter, injunction, notice of violation or irregularity, review or investigation (whether civil, criminal, regulatory or otherwise and whether at law or in equity, before or by any Governmental Entity or before any arbitrator) (each, a “Claim”) pending or, to the knowledge of the Company, threatened, against or affecting the Company or any Company Subsidiary, or their respective properties or rights, or any of their officers, employees or directors in their capacity as such, or, to the knowledge of the Company, any other Person with respect to which, in whole or in part, the Company or any Company Subsidiary is liable or has agreed to indemnify such other Person and (ii) no Order of any Governmental Entity or arbitrator is outstanding against the Company or any Company Subsidiary, in each case of clause (i) or (ii), that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.11 Compliance with Laws; Permits.

(a) Except where noncompliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each of the Company and the Company Subsidiaries is and, since September 30, 2004 has been, in compliance with all applicable Laws (including Laws relating to sensitive payments, HIPAA and other applicable federal and state privacy Laws) and, to the knowledge of the Company, is not under investigation with respect to, and has not been threatened to be charged with or given notice of any violation of, any Law. Notwithstanding anything contained in this Agreement to the contrary, no representation or warranty shall be deemed to be made in this Section 3.11(a) to the extent otherwise covered by representations and warranties contained in Section 3.7 (SEC Reports; Financial Statements), Section 3.15 (Employee Benefit Plans and Related Matters; ERISA), Section 3.16 (Employees, Labor Matters) or Section 3.19 (Environmental Laws and Regulations).

(b) Each of the Company and the Company Subsidiaries possesses all federal, state, local and foreign governmental licenses, authorizations, consents, permits, registrations and approvals, and has otherwise satisfied all applicable legal or regulatory requirements, necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted (collectively, “Company Permits”), and no default has occurred under any such Company Permit, except where such failure or default thereunder would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any Company Subsidiary has received written notification from any Governmental Entity of any intent to revoke or terminate, or of any proceedings regarding, any such material Company Permits.

(c) Neither the Company nor any Company Subsidiary (i) has been excluded, debarred, suspended or been otherwise determined to be, or identified as, ineligible to participate in any program of any Governmental Entity; (ii) to the knowledge of the Company, is the subject of any investigation or review regarding its participation in any such program; or (iii) been convicted of any crime relating to any such program.

Section 3.12 Absence of Undisclosed Liabilities. The Company and the Company Subsidiaries do not have any liabilities or obligations, known or unknown, contingent or otherwise, except for liabilities and obligations (a) reflected in and reserved against in the consolidated balance sheets (or the notes thereto) included in the Company SEC Documents filed after September 30, 2006 and prior to the date hereof, (b) incurred in the ordinary course of business consistent with past practice since the date of such balance sheets, (c) expressly permitted and contemplated by this Agreement and (d) which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.13 Taxes.

(a) The Company and each Company Subsidiary have (i) duly and timely filed with the appropriate Taxing Authorities all material Tax Returns required to be filed by them in respect of any Taxes, which Tax Returns were true, correct and complete in all material respects, (ii) duly and timely paid in full or withheld all material Taxes that are due and payable by them, whether or not such Taxes were shown as due on any Tax Returns, (iii) established reserves in accordance with GAAP for the payment of all material Taxes for all periods or portions thereof ending through the date hereof, and (iv) complied in all material respects with all laws applicable to the payment and withholding of Taxes and have timely withheld and paid over to the respective proper Taxing Authorities all amounts required to be so withheld and paid over.

(b) There (i) is no material deficiency, claim, audit, suit, proceeding, request for information or investigation now pending, outstanding or threatened against or with respect to the Company or any Company Subsidiary in respect of any Taxes or Tax Returns, and (ii) are no requests for rulings or determinations in respect of any Taxes or Tax Returns pending between the Company or any Company Subsidiary and any authority responsible for such Taxes or Tax Returns.

(c) The federal income Tax Returns of the Company and the Company Subsidiaries have been examined by the Internal Revenue Service (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired) for all periods through and including September 30, 2003, and no material deficiencies were asserted as a result of such examinations that have not been resolved and fully paid. Neither the Company nor any of the Company Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any Tax Returns of the Company or any of the Company Subsidiaries.

(d) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(e) None of the Company or any of the Company Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or foreign law (other than a group the common parent of which is the Company), or has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

(f) The Company is not, and has not been during the five-year period ending on the date hereof, a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code.

(g) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations §1.6011-4(c)(3)(i)(A) or failed to report any “reportable transaction.”

Section 3.14 Title to Properties; Absence of Liens.

(a) The Company does not own any real property.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list of all real property leased to or by the Company or any Company Subsidiary or in which any of them has an interest (collectively, the “Leased Real Property”). Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or one of the Company Subsidiaries has a valid leasehold interest in all Leased Real Property leased by the Company or any Company Subsidiary free and clear of all Liens except Permitted Liens.

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, with respect to the Leased Real Property of the Company and Company Subsidiaries, (i) each of the agreements by which the Company or any Company Subsidiary has obtained a leasehold interest in such Leased Real Property leased by the Company or any Company Subsidiary (each, a “Lease”) is in full force and effect in accordance with its respective terms, (ii) to the knowledge of the Company, there exists no default under any Lease and no circumstance exists which, with or without the giving of notice, the passage of time or both, would constitute or result in such a default and (iii) to the knowledge of the Company, there are no leases, subleases, licenses, concessions or any other contracts granting to any person or entity other than the Company or any Company Subsidiary any right to the possession, use, occupancy or enjoyment of any Leased Real Property or any portion thereof.

(d) Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, and each of the Company and the Company Subsidiaries has good and marketable title to all its owned assets and properties, in each case free and clear of all Liens other than Permitted Liens. Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, the properties and assets presently owned, leased or licensed by the Company and any Company Subsidiary include all properties and assets necessary to permit the Company and the Company Subsidiaries to conduct their businesses in all material respects in the same manner as their businesses are being conducted as of the date of this Agreement.

Section 3.15 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 3.15 of the Company Disclosure Letter sets forth a complete and correct list of the Company Benefit Plans. With respect to each such Company Benefit Plan, the Company has provided or made available to Parent a complete and correct copy of such Company Benefit Plan, if written, or a description of such Company Benefit Plan if not written, and to the extent applicable, (i) all current trust agreements, insurance contracts or other funding arrangements, (ii) the two most recent actuarial and trust reports for both ERISA funding and financial statement purposes, (iii) the two most recent Forms 5500 with all attachments required to have been filed with the IRS or the Department of Labor or any similar reports filed with any comparable governmental authority in any non-U.S. jurisdiction having jurisdiction over any Company Benefit Plan and all schedules thereto, (iv) the most recent IRS determination letter or opinion letter, (v) all current summary plan descriptions, (vi) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation or the Department of Labor (including a written description of any oral communication) since January 1, 2005, (vii) any actuarial study within the last five years of any pension, disability, post-employment life or medical benefits provided under any such Company Benefit Plan, (viii) all current employee handbooks and manuals, (ix) material statements or other communications regarding withdrawal or other multiemployer plan liabilities (or similar liabilities pertaining to any non-U.S. employee benefit plan sponsored by the Company or any Company Subsidiary, if any) and (x) all current amendments and modifications to any such Company Benefit Plan. To the knowledge of the Company, none of the Company or any Company Subsidiary has communicated to any current or former employee thereof any intention or commitment to amend or modify any Company Benefit Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(b) Qualification. Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, is so qualified and has received a favorable determination letter or opinion letter from the IRS. All amendments and actions required to bring each Company Benefit Plan into conformity with the applicable provisions of ERISA, the Code and other applicable Law have been made or taken, except for any such amendment or action that is permitted to be delayed under applicable Law. The Company Benefit Plans have been operated in accordance with their terms and with applicable Law, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Liability. No Company Benefit Plan is subject to Title IV of ERISA or any of the minimum funding standards of ERISA or the Code. There has been no event or circumstance that has resulted in any material liability to the Company or any of its Affiliates under or pursuant to Title I or IV of ERISA, the penalty, excise Tax or joint and several liability provisions of the Code relating to employee benefit plans or any applicable provision of Law in any jurisdiction outside of the United States. To the knowledge of the Company, there has not been any event or circumstance that could reasonably be expected to result in any material liability (other than for the payment of benefits in the ordinary course) in respect of the Company Benefit Plans. There are no “unfunded benefits liabilities” in respect of any Company Benefit Plan that is a defined benefit or similar type plan. No Company Benefit Plan is a multiemployer plan (as defined in section 4001(a)(3) of ERISA) or a “multiple employer plan” within the meaning of section 4063 or 4064 of ERISA. Neither the Company nor any of its Affiliates has any liability or obligation to provide post-employment benefits of any kind to any employee or dependent other than the coverage mandated by section 4980B of the Code or similar state Law. Each Company Benefit Plan may be amended or terminated after the Closing Date without material cost other than for claims incurred prior to the date of such amendment or termination.

(d) Acceleration or Increases in Compensation. There is no Company Benefit Plan or other contract, agreement, plan or arrangement to which the Company or any of the Company Subsidiaries is a party covering any employee, former employee, officer, director, shareholder or contract worker of the Company or any of the Company Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would constitute an “excess parachute payment” pursuant to Section 280G or 4999 of the Code or would otherwise result in the acceleration of payment of any benefits or an increase in the amount of benefits (including any indemnity or redundancy pay) payable, whether pursuant to the terms of any such Company Benefit Plan, at Law, by contract or otherwise, as a result, alone or in combination with any other event, of the entering into, or the consummation of the transactions contemplated by, this Agreement.

(e) Independent Contractors. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of the Company Subsidiaries have properly classified all individuals (including independent contractors and leased employees) under applicable Law. Any person providing services to the Company or any of the Company Subsidiaries who has not been classified as an employee is not eligible to participate in any Company Benefit Plan and is not entitled to receive any benefits or other compensation under or pursuant to any such Company Benefit Plan in respect of such non-employee service.

Section 3.16 Employees, Labor Matters. Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement, and there are no labor unions or other organizations representing or, to the knowledge of the Company, purporting or attempting to represent any employees employed by the Company or any Company Subsidiary. Since October 1, 2004, there has not occurred or, to the knowledge of the Company, been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity or organizing campaign with respect to any employees of the Company or any Company Subsidiary. There are no labor disputes currently subject to any external grievance procedure, arbitration or litigation and there is no representation petition pending or, to the knowledge of the Company, threatened with respect to any employee of the Company or any of the Company Subsidiaries. The Company and each of the Company Subsidiaries have complied with all Laws pertaining to the employment or termination of employment of their respective employees, including all such Laws relating to labor relations, equal employment, fair employment practices, prohibited discrimination or distinction and other similar employment practices or acts, except for any failure so to comply that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.17 Intellectual Property. The Company and the Company Subsidiaries exclusively own free and clear of any Liens, or are validly licensed or otherwise have the right to use as currently used, all Intellectual Property used in the conduct of the business of the Company and the Company Subsidiaries, except for such Intellectual Property where the failure to so own, be validly licensed or have the right to use, individually or in the aggregate, and for such Liens as, would not reasonably be expected to have or result in a Material Adverse Effect on the Company. The Company and the Company Subsidiaries have taken all actions reasonably necessary to ensure full protection of their respective owned Intellectual Property under all applicable Laws, except where the failure to take any such actions, individually or in the aggregate, would not reasonably be expected to have or result in a Material Adverse Effect on the Company. No claims are pending that allege that the Company or any Company Subsidiary is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property. To the knowledge of the Company, no Person is infringing the rights of the Company or any Company Subsidiary with respect to any Intellectual Property in a manner that, individually or in the aggregate, would reasonably be expected to have or result in a Material Adverse Effect on the Company.

Section 3.18 Contracts.

(a) Except as listed in the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to or bound by:

(i) any agreement relating to direct or indirect indebtedness of the Company or any Company Subsidiary, other than agreements among direct or indirect wholly owned Company Subsidiaries and ordinary course trade payables and accrued expenses (“Indebtedness”);

(ii) any joint venture, partnership, limited liability company or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries;

(iii) any agreement or series of related agreements, including any option agreement, relating to the acquisition or disposition of any business or material real property (whether by merger, sale of stock, sale of assets or otherwise);

(iv) any agreement entered into with (A) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Company or any Company Subsidiary, (B) any Person 5% or more of the outstanding voting securities of which are directly or indirectly owned, controlled or held with power to vote by the Company or any Company Subsidiary or (C) any current or former director or officer of the Company or any Company Subsidiary or any “associates” or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such director or officer;

(v) any agreement (including any exclusivity agreement) that purports to limit or restrict in any material respect either the type of business in which the Company or the Company Subsidiaries (or, after the Effective Time, the Surviving Corporation or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including any covenant not to compete or not to solicit employees) or which could require the disposition of any material assets or line of business of the Company or the Company Subsidiaries or, after the Effective Time, the Surviving Corporation or its Subsidiaries;

(vi) any sales, distribution, agency, commission-based, participating provider or other third-party payor, or other similar agreement providing for the sale by the Company or any Company Subsidiary of materials, supplies, goods, services, equipment or other assets, including without limitation medical or other healthcare services furnished to patients and reimbursed by a third-party payor, (A) involving payments to or by the Company or any Company Subsidiary in excess of (1) in respect of participating provider or other third-party payor contracts, $500,000 in the aggregate and (2) in respect of any other contract, $100,000 in the aggregate or (B) that are otherwise material to the Company and the Company Subsidiaries taken as a whole;

(vii) any material agreement that provides for continuing indemnification obligations of the Company or any of its Subsidiaries;

(viii) any material agreement with any Governmental Entity; or

(ix) any “take-or-pay” agreements or agreements with “most-favored nations” pricing or other terms; or

(x) any agreement otherwise required to be filed as an exhibit to an Annual Report on Form 10-K, as provided by Rule 601 of Regulation S-K promulgated under the Exchange Act which has not been so filed.

(each such contract or agreement referenced in subparts (i) through (x) above, a “Company Contract”).

(b) Each Company Contract is a valid and binding agreement of the Company or the Company Subsidiary party thereto, as the case may be, and is in full force and effect, and none of the Company or the Company Subsidiary party thereto or, to the knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of, or has provided any written notice of any intention to terminate, any such Company Contract and, to the knowledge of the Company, no event or circumstance has occurred, or will occur by reason of this Agreement or the consummation of any of the transactions contemplated hereby, that, with or without notice or lapse of time or both, would constitute any event of default thereunder or would give rise to a right of termination, acceleration or material amendment thereof. True, correct and complete copies of (i) each Company Contract (including all material modifications and amendments thereto and waivers thereunder) and (ii) all form contracts, agreements or instruments used in and material to the Company and the Company Subsidiaries, taken as a whole, have been provided to Parent.

Section 3.19 Environmental Laws and Regulations. Except as, individually or in the aggregate, would not reasonably be expected to have or result in a Material Adverse Effect on the Company, (i) the Company and each Company Subsidiary has complied and is in compliance with all applicable Environmental Laws, (ii) no violation of any Environmental Law by the Company or any Company Subsidiary is being or has been alleged or, to the knowledge of the Company, threatened, (iii) no written notice of any Claim, request for information or order has been received by the Company or any Company Subsidiary, no complaint has been filed, no penalty or fine has been assessed, and no Claim is pending or, to the knowledge of the Company, threatened by any Person involving the Company or any Company Subsidiary relating to or arising out of any Environmental Law, and (iv) no Hazardous Substances are located and no Releases of Hazardous Substances have occurred at, on, above, under or from any properties currently or formerly owned, leased, operated or used by the Company, any Company Subsidiary or any predecessors in interest that are likely to result in any cost, liability or obligation of the Company or any Company Subsidiary under any Environmental Law.

Section 3.20 Insurance. The Company and the Company Subsidiaries maintain policies of insurance in such amounts and against such risks as are customary in the industry in which the Company and the Company Subsidiaries operates. Section 3.20 of the Company Disclosure Letter contains a true and complete list of such policies. All material premiums due on such insurance policies have been paid in a timely manner and the Company and the Company Subsidiaries have complied in all material respects with the terms and provisions of such insurance policies. All such insurance policies are in full force and effect in all material respects and will not in any way be affected by, or terminate or lapse by reason of, this Agreement or the consummation of any of the transactions contemplated hereby, except where such affect, termination or lapse would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.21 Opinion of Financial Advisor. The Company has received a written opinion from the Company Financial Advisor, dated as of the date of this Agreement, to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock, a signed copy of which opinion has been delivered to Parent. The Company has been authorized by the Company Financial Advisor to include such opinion in its entirety in the Proxy Statement.

Section 3.22 Brokers. No Person other than Raymond James & Associates, Inc. (the “Company Financial Advisor”) is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has furnished to Parent and Merger Sub a true and complete copy of each agreement between the Company or any Company Subsidiary and the Company Financial Advisor.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization. Parent is a limited liability company, and Merger Sub is a corporation, in each case duly organized, validly existing and in good standing under the laws of the State of Delaware and each has all requisite corporate or limited liability company power, as applicable, and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to own, lease and operate its properties and to carry on its business as now being conducted in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect on Parent or Merger Sub.

Section 4.2 Capitalization; Interim Operations of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value of $.01 per share, all of which are issued and outstanding and owned by Parent as of the date hereof and will, as of the Effective Time, be owned by Parent or a permitted assignee thereof. All of the issued and outstanding shares of capital stock of Merger Sub have been, and as of the Effective Time will be, duly authorized and validly issued and are, and as of the Effective Time will be, fully paid and nonassessable and free of preemptive or other similar rights. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation or contemplated by this Agreement.

Section 4.3 Authority for Agreements. Each of Parent and Merger Sub has all requisite corporate or limited liability company power, as applicable, and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, and no other corporate or limited liability company proceedings on the part of Parent or Merger Sub, as the case may be, are necessary for Parent or Merger Sub to authorize this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, is a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) general principles of equity.

Section 4.4 Consents and Approvals; No Violations.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance by Parent and Merger Sub of their obligations hereunder, including the consummation of the transactions contemplated hereby will not, (i) conflict with any provision of the Constituent Documents of Parent or Merger Sub, (ii) result (with or without the giving of notice or the lapse of time or both) in any violation of or default or loss of a benefit under, or permit the acceleration, amendment or termination of any obligation under, any material mortgage, indenture, lease, permit, concession, grant, franchise, license, agreement or other instrument or obligation applicable to Parent or Merger Sub; (iii) violate any Law or Order (assuming compliance with the matters set forth in Section 4.4(b)) or (iv) cause the suspension or revocation of any material permit, license, governmental authorization, consent or approval under which each of Parent and Merger Sub conducts its business.

(b) No consent, approval, order or authorization of, or declaration, registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by Parent or Merger Sub in connection with the execution or delivery of this Agreement by Parent and Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except for (i) compliance by Parent and Merger Sub with the HSR Act and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL.

Section 4.5 Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub in writing for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Brokers. No Person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by Merger Sub or the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.7 Financial Ability to Perform. Parent has sufficient financial resources to satisfy its obligations under this Agreement in full. Without limiting the foregoing, Parent will have available to it at the Effective Time sufficient cash funds to pay the Merger Consideration and the Option Consideration.

Section 4.8 Financing. Parent has delivered to the Company a true, correct and complete copy of the fully executed commitment letter, dated as of April 13, 2007, between Parent and CapitalSource Finance LLC (“CapitalSource”), pursuant to which CapitalSource committed, subject to the terms thereof, to lend the amounts set forth therein (the “Commitment Letter”). The Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and Merger Sub and, to the knowledge of Parent, of CapitalSource. The Commitment Letter has not been amended or modified, and the commitments contained in the Commitment Letter have not been withdrawn or rescinded in any respect. As of the date hereof, the Commitment Letter is in full force and effect. The only conditions precedent to the obligations of CapitalSource and other Persons committing pursuant to the Commitment Letter are those contemplated by the terms of the Commitment Letter. Neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth in the Commitment Letter and, to the knowledge of Parent and Merger Sub, no event has occurred which, with or without notice or lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term or condition of the Commitment Letter or otherwise be reasonably likely to result in any portion of the financing contemplated by the Commitment Letter to be unavailable. Parent, Merger Sub and their respective Affiliates have fully paid any and all commitment fees or other fees required by the terms of the Commitment Letter to be paid on or before the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due. The proceeds from the financing described in the Commitment Letter, together with funds otherwise available to Parent, constitute all of the financing required to be provided by Parent and Merger Sub for the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 4.9 No Additional Representations. Parent and Merger Sub acknowledge that neither the Company nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub, or their respective representatives except as expressly set forth in Article III (including, by reference, the Company Disclosure Letter and the Company SEC Documents), and neither the Company, its officers, directors, employees, agents or other representatives, nor any other Person, shall be subject to any liability to Parent or Merger Sub or any other Person resulting solely from the Company’s making available to Parent or Merger Sub, or Parent’s or Merger Sub’s use of such information, including any information, documents, or material made available in the due diligence materials provided to Parent or Merger Sub, including in the data room, management presentations (whether formal or informal) or any other form in connection with the transactions contemplated by this Agreement.

ARTICLE V

CONDUCT OF BUSINESS

Section 5.1 Conduct of Business by the Company Pending the Merger. From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.1, and except (i) as Parent shall consent in writing, (ii) as set forth in Section 5.1 of the Company Disclosure Letter or (iii) as otherwise expressly provided for in this Agreement, the Company shall, and shall cause each of the Company Subsidiaries to, conduct its business in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with customers, third party payors (including Governmental Entities, insurance carriers and other intermediaries), suppliers and others having business dealings with it and to keep available the services of its current officers and key employees on terms and conditions substantially comparable to those currently in effect and to maintain its current rights and franchises, subject to the terms of this Agreement. In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly permitted by or provided for in this Agreement, from the date hereof until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.1, without the prior written consent of Parent, the Company shall not, and shall not permit any Company Subsidiary to:

(a) adopt or propose any change in its Constituent Documents;

(b) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock, except for dividends or distributions by wholly owned Company Subsidiaries to the Company or another wholly owned Subsidiary, (ii) adjust, split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock or (iii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any Company Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such shares or interests;

(c) issue, sell, grant, pledge, grant any rights in respect of or otherwise encumber any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security) or make any changes (by combination, merger, consolidation, reorganization, liquidation or otherwise) in the capital structure of the Company or any Company Subsidiary, other than (i) issuances of shares of Company Common Stock upon the exercise of Company Stock Options in accordance with their terms in effect as of the date hereof, or (ii) issuances by a wholly owned Company Subsidiary of capital stock to such Company Subsidiary’s parent or another wholly owned Company Subsidiary;

(d) (i) redeem the Rights, or amend or modify or terminate the Rights Agreement other than to delay the Distribution Date or to render the Rights inapplicable to the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (ii) permit the Rights to become non-redeemable at the redemption price currently in effect, except by reason of clause (iii) below, or (iii) take any action which would allow any Person (as defined in the Rights Agreement) other than Parent or Merger Sub or any of their respective Affiliates to become the Beneficial Owner of 15% or more of the Company Common Stock without causing a “Distribution Date” or a “Stock Acquisition Date” to occur or otherwise take any action that would render the Rights Agreement inapplicable to any transaction contemplated by such Person (capitalized terms used in this Section 5.1(d) and not defined in this Agreement shall have the meanings set forth in the Rights Agreement);

(e) merge or consolidate with any other Person or acquire a material amount of the assets or equity of any other Person, other than acquisitions of inventory, equipment or raw materials in the ordinary course of business consistent with past practice;

(f) sell, lease, license, subject to a Lien, other than a Permitted Lien, encumber or otherwise surrender, relinquish or dispose of any assets, property or rights

(including capital stock or other equity interests of a Company Subsidiary) except (i) pursuant to existing written contracts or commitments set forth in Section 5.1(f) of the Company Disclosure Letter, or (ii) in an amount not in excess of $100,000 individually or $500,000 in the aggregate;

(g) (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than by the Company or any Company Subsidiary to or in the Company or any Company Subsidiary, (ii) create, incur, guarantee or assume any Indebtedness, (iii) make or commit to make any material capital expenditure other than capital expenditures approved by the Board of Directors of the Company prior to the date hereof or within the Company’s capital budget for fiscal 2007 previously provided to Parent or (iv) cancel any debts or waive any claims or rights of substantial value, except for cancellations made or waivers granted with respect to claims in the ordinary course of business consistent with past practice that, in the aggregate, are not material to the Company and its Subsidiaries, taken as a whole;

(h) except as required by employment agreements or Company Benefit Plans as of the date hereof or applicable Law, amend or otherwise modify the terms of or benefits provided under any Company Benefit Plan, accelerate the payment or vesting of benefits or amounts payable or to become payable under any Company Benefit Plan, fail to make any required contribution to any Company Benefit Plan, or terminate or establish any Company Benefit Plan;

(i) grant any increase in the compensation or benefits of directors, officers, employees, consultants, representatives or agents of the Company or any Company Subsidiary, except for (i) increases required by Law or contracts existing on the date hereof and (ii) increases for officers and employees in the ordinary course of business, consistent with past practice;

(j) enter into or amend or modify any severance, consulting, retention or employment agreement, plan, program or arrangement;

(k) settle or compromise any material Claim or audit or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material Claim or audit;

(l) (i) make or rescind any express or deemed election relating to Taxes, (ii) settle or compromise any Claim relating to Taxes, (iii) make a request for a written ruling of a Taxing Authority relating to Taxes, (iv) enter into a written and legally binding agreement with a Taxing Authority relating to Taxes, (v) except as required by Law, change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the taxable year ended September 30, 2006 or (vi) change any method of accounting or accounting principles or practices by the Company or any Company Subsidiary, except for any such change required by a change in GAAP;

(m) other than in the ordinary course of business consistent with past practice, (i) modify or amend in any material respect or terminate any Company Contract, (ii) enter into any successor agreement to an expiring Company Contract that changes the terms of the expiring Company Contract in a way that is materially adverse to the Company or any Company Subsidiary, (iii) modify, amend or enter into any new agreement that would have been considered a Company Contract if it were entered into at or prior to the date hereof, or (iv) modify or amend in any material respect or terminate any compliance policy in respect of any applicable Law, Governmental Entity or third party payor with whom the Company or any Company Subsidiary does business, except insofar as required by applicable Law;

(n) enter into or renew or extend any agreements or arrangements that limit or otherwise restrict the Company or any Company Subsidiary or any of their respective Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict Parent or any of its Affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(o) fail to file in a timely manner any Company SEC Document due after the date hereof;

(p) terminate, cancel, amend or modify any insurance policies maintained by it covering the Company or the Company Subsidiaries or their respective properties which is not replaced by a comparable amount of insurance coverage;

(q) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(r) take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions to the consummation of the Merger set forth in Article VII not being satisfied or (ii) materially impair the ability of the Company to consummate the Merger in accordance with the terms hereof or materially delay such consummation; or

(s) agree or commit to do any of the foregoing.

Section 5.2 Conduct of Business by Parent and Merger Sub. From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.1, neither Parent nor Merger Sub shall take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions to the consummation of the Merger set forth in Article VII not being satisfied or (ii) materially impair the ability of Parent or Merger Sub to consummate the Merger in accordance with the terms hereof or materially delay such consummation; or agree or commit to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of Proxy Statement. The Company, in consultation with Parent, shall prepare and file a proxy statement (together with any amendments or supplements thereto, and any other filings under the Exchange Act required in connection with the Merger, the “Proxy Statement“) with the SEC as soon as reasonably practicable following the date of this Agreement. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after filing. The Company shall notify Parent promptly of the receipt of any written or oral comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. The Company shall consult with Parent and prepare written responses with respect to such written comments. No amendment or supplement to the Proxy Statement shall be made, and no correspondence filed with the SEC with respect thereto, by the Company without the consent of Parent. The Company will advise Parent promptly after it receives notice that the Proxy Statement has been cleared by the SEC or any request by the SEC for amendment of the Proxy Statement. To the extent permitted by Law, the Company shall cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Proxy Statement has been cleared by the SEC. If at any time prior to the Company Stockholder Meeting there shall occur any event (including discovery of any fact, circumstance or event by any party hereto) that should be set forth in an amendment or supplement to the Proxy Statement, the party which discovers such information shall promptly notify the other parties hereto and the Company shall promptly prepare and mail to its stockholders such an amendment or supplement, in each case to the extent required by applicable Law. Parent shall cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto, including by providing such information as the Company may reasonably request for inclusion in the Proxy Statement.

Section 6.2 Stockholder Meeting; Company Recommendation. The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders on a date as soon as reasonably practicable following the mailing of the Proxy Statement (the “Company Stockholder Meeting“) for the purpose of obtaining the Company Stockholder Approval and shall take all lawful action to solicit the adoption of this Agreement by the Company Stockholder Approval; and the Board of Directors of the Company shall recommend adoption of this Agreement by the stockholders of the Company to the effect as set forth in Section 3.4 (the “Company Recommendation“), and shall not, before or after giving notice of the Company Stockholder Meeting, withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent such recommendation or take any action or make any statement inconsistent with such recommendation including approving or recommending or proposing to approve or recommend a third party Takeover Proposal with respect to the Company or failing to recommend the adoption of this Agreement (any of the foregoing, a “Change in the Company Recommendation“), provided that the Board of Directors of the Company may make a Change in the Company Recommendation pursuant to Section 6.3(b).

Section 6.3 No Solicitation.

(a) The Company shall cause its and its Subsidiaries and each of their representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal. Subject to the provisions of Section 6.3(b), after the execution and delivery of this Agreement, the Company shall not, and shall cause its and its Subsidiaries and each of their representatives and agents not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry with respect to, or the making, submission or announcement of, any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal, (ii) participate in any negotiations regarding a Takeover Proposal with, or furnish any nonpublic information relating to a Takeover Proposal to, any Person that has made or, to the knowledge of the Company, is considering making a Takeover Proposal, (iii) engage in discussions regarding a Takeover Proposal with any Person that has made or, to the knowledge of the Company, is considering making a Takeover Proposal, except to notify such Person of the existence of the provisions of this Section 6.3, (iv) approve, endorse or recommend any Takeover Proposal, (v) enter into any letter of intent or agreement in principle or any agreement providing for any Takeover Proposal (except for Qualifying Confidentiality Agreements permitted under Section 6.3(b)) or (vi) propose or agree to do any of the foregoing. The Company agrees that any violations of the restrictions set forth in this Section 6.3 by any representative of the Company shall be deemed to be a breach by the Company.

(b) Notwithstanding Section 6.3(a), if the Company receives a written and unsolicited Takeover Proposal which (i) did not result from a breach of Section 6.3(a), (ii) the Board of Directors reasonably believes to be bona fide, and (iii) the Board of Directors determines in good faith (after consultation with its financial advisors and outside counsel) is, or could reasonably be expected to result in, a Superior Proposal, the Company may take the following actions: (x) furnish nonpublic information to the Person making such Takeover Proposal, if, and only if, (A) prior to so furnishing such information, the Company has (1) complied with the following sentence of this Section 6.3(b) and (2) received from such Person a Qualifying Confidentiality Agreement, and (B) the Company promptly provides to Parent and Merger Sub any material nonpublic information concerning the Company provided to such other Person that was not previously provided to Parent and Merger Sub, and (y) engage in discussions or negotiations with such Person with respect to the Takeover Proposal. The Company promptly (and in any event within 48 hours) shall advise Parent orally and in writing of the receipt of (i) any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal, including the identity of the Person(s) making such proposal and the material terms of such proposal, and providing copies of any document or correspondence evidencing such proposal, and (ii) any request for non-public information relating to the Company or any Company Subsidiary other than requests for information not reasonably expected to be related to a Takeover Proposal. The Company shall keep Parent reasonably informed on a reasonably current basis of the status of any such proposal (including any material change to the terms thereof).

(c) Notwithstanding Section 6.2, at any time prior to obtaining the Company Stockholder Approval, if the Company has received a Superior Proposal, the Board of Directors of the Company may solely in connection with such Superior Proposal, (x) effect a Change in the Company Recommendation or (y) terminate this Agreement (and concurrently with or after such termination, cause the Company to enter into an acquisition agreement with respect to any

Superior Proposal), in each case if the Board of Directors of the Company has determined in good faith, after consultation with outside counsel, the failure to take such action would constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable Law, provided that the Board of Directors of the Company may not take the actions set forth in clause (x) or (y) unless the Company shall have provided prior written notice to Parent at least two Business Days in advance (the “Notice Period”), of its intention to take such actions, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal and copies of any documents or correspondence evidencing such Superior Proposal) and any modifications to any of the foregoing. In the event of any material revisions to the Superior Proposal, the Company shall deliver a new written notice to Parent.

(d) Nothing contained in this Section 6.3 shall prohibit the Company from (i) complying with Rule 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, after receipt of advice from its outside legal counsel, such disclosure would be required under applicable Law or (iii) informing any Person of the existence of the provisions contained in this Section 6.3.

(e) For purposes of this Agreement:

“Takeover Proposal” means any proposal or offer in respect of (i) a merger, consolidation, business combination, share exchange, reorganization, recapitalization, liquidation, dissolution or similar transaction (including a joint venture or licensing arrangement with similar effect) involving the Company or any Company Subsidiary (any of the foregoing, a “Business Combination Transaction“) with any Person other than Parent, Merger Sub or any controlled Affiliate thereof (a “Third Party“), (ii) the Company’s acquisition of any Third Party in a Business Combination Transaction in which the shareholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own more than 20% of the Company’s outstanding capital stock immediately following such Business Combination Transaction, including the issuance by the Company of more than 20% of any class of its voting equity securities as consideration for assets or securities of a Third Party, or (iii) any direct or indirect acquisition, whether by tender or exchange offer or otherwise, by any Third Party of 20% or more of any class of capital stock of the Company or of 20% or more of the consolidated assets of the Company and the Company Subsidiaries, in a single transaction or a series of related transactions.

“Superior Proposal” means any written proposal or offer made by a Third Party in respect of a Business Combination Transaction involving, or any purchase or acquisition of, (i) all or substantially all of the voting power of the Company’s capital stock or (ii) all or substantially all of the consolidated assets of the Company and the Company Subsidiaries, which Business Combination Transaction or other purchase or acquisition contains terms and conditions that the Board of Directors determines in good faith, by resolution duly adopted after consultation with its outside counsel and financial advisors, would result in a transaction that (x) if consummated, would be more favorable to the stockholders of the Company than the Merger, taking into account all of the terms and conditions of such proposal and of this Agreement (including any proposal by Parent to amend the terms of this Agreement), and (y) is reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

Section 6.4 Access to Information. The Company shall, and shall cause the Company Subsidiaries to, afford to the officers, directors, employees, accountants, counsel, financial advisors, consultants, financing sources and other advisors or representatives (collectively, “Representatives”) of Parent reasonable access during normal business hours to all of the Company’s and its Subsidiaries’ properties, books, records, contracts, commitments and personnel and shall furnish, and shall cause to be furnished, as promptly as practicable to Parent (a) a copy of each report, schedule and other document filed, furnished, published, announced or received by it during such period pursuant to the requirements of federal or state securities Laws or a Governmental Entity (other than routine reports or invoices), and (b) all other information as Parent may reasonably request, provided that the Company may restrict the foregoing access to the extent required by applicable Law. The Company shall (i) keep Parent reasonably informed from time to time as to status and developments regarding any audit, investigation, claim, suit or other proceeding with respect to Taxes and (ii) provide to Parent, when available and prior to filing, drafts of any income Tax Returns relating to the Company or any Company Subsidiary. No investigation pursuant to this Section 6.4 shall affect the representations, warranties or conditions to the obligations of the parties contained herein. The foregoing notwithstanding, the Company shall not be required to afford such access to the extent that it would unreasonably disrupt the operations of the Company or its Subsidiaries, would cause a violation of any material agreement to which the Company or its Subsidiaries is a party, or would constitute a violation of applicable Law. Parent further acknowledges that all information provided to it, Merger Sub or their respective representatives in connection with this Agreement and the transactions contemplated hereby shall be subject to the confidentiality provisions of the Letter of Intent.

Section 6.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement in the most expeditious manner practicable after the date of this Agreement, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each of the Company and Parent agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and in connection with approvals of or filings with any other Governmental Entity with respect to the transactions contemplated hereby as promptly as practicable after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such requirements and to use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act in the most expeditious manner practicable.

(b) To the extent permissible under applicable Law or any rule, regulation or restriction of a Governmental Entity, each of the Company and Parent shall, in connection with the efforts referenced above to obtain all requisite material approvals, clearances and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other approval of a Governmental Entity, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party, or the other party’s legal counsel, to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person and (iv) to the extent permitted by such Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c) If any objections are asserted with respect to the transactions contemplated hereby under any applicable Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any applicable Law, each of the Company and Parent shall use its reasonable best efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such applicable Law so as to permit consummation of the transactions contemplated by this Agreement.

Section 6.6 Employee Matters.

(a) Until the first anniversary of the Effective Time (the “Benefits Continuation Period” ), the Surviving Corporation shall provide, or cause to be provided, for those employees of the Company and the Company Subsidiaries who continue as employees of the Company, the Company Subsidiaries or the Surviving Corporation during the Benefits Continuation Period, compensation and employee benefits that are substantially comparable in the aggregate to those provided by the Company or the applicable Company Subsidiary to such employees immediately before the date of this Agreement (but excluding for all purposes, in each case, any equity-based or long-term incentive plans or arrangements), provided that (i) with respect to employees who are subject to employment agreements, compensation, benefits and payments shall be provided in accordance with such agreements and (ii) during the Benefits Continuation Period, the Surviving Corporation shall pay severance benefits to such Company employees in accordance with the terms of the severance plans maintained by the Company and its subsidiaries immediately prior to the date of this Agreement. The foregoing shall not be construed or interpreted to restrict in any way the Surviving Corporation’s or Parent’s ability to amend, modify or terminate any Company Benefit Plan or to terminate any Person’s employment at any time or for any reason.

(b) The Surviving Corporation shall (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation that an employee of the Company or any Company Subsidiary is eligible to participate in following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such employee immediately prior to the Effective Time under the relevant Company Benefit Plan in which such employee participated, (ii) provide each such employee with credit for any co-payments and deductibles paid prior to the Effective Time (to the same extent such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements and (iii) recognize service prior to the Effective Time with the Company and the Company Subsidiaries for purposes of eligibility to participate and vesting (but not for any other purpose) to the same extent such service was recognized by the Company and the Company Subsidiaries under any similar Company Benefit Plan in which such employee participated immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service.

(c) With respect to matters described in this Section 6.6, the Company shall consult with Parent (and consider in good faith the advice of Parent) prior to sending any notices or other communication materials to its employees or former employees. Prior to the Effective Time, the Company shall provide Parent with reasonable access to such employees or former employees for purposes of Parent providing notices or other communication materials regarding Parent compensation and benefit plans and the matters described in this Section 6.6, provided that such notices or other communication materials are approved in advance by the Company, which approval shall not be unreasonably withheld.

(d) Prior to the Closing, the Company will enter into bonus guarantee arrangements with the employee groups identified on Section 6.6(d) of the Company Disclosure Letter in the aggregate amounts set forth thereon, such arrangements to be paid by the Surviving Corporation.

Section 6.7 Stock Purchase Plan. The Company shall amend the Company Employee Stock Purchase Plan (the “Stock Purchase Plan”) to (a) prohibit any increase in the rate of payroll deductions between the date of this Agreement and the Effective Time, and (b) suspend payroll deductions and the purchase of additional shares of Company Common Stock immediately after the next regularly scheduled date on which shares of Company Common Stock are purchased under the plan (the “Purchase Date”), provided, however, that if the Effective Time occurs prior to the Purchase Date, the Company shall, as promptly after the Effective Time as is practicable, refund to each participant under the Stock Purchase Plan the amount credited to such participant’s account under the Stock Purchase Plan.

Section 6.8 Fees and Expenses. Subject to Section 8.3, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing, as the case may be, of the Proxy Statement and any amendments or supplements thereto, and the solicitation of the Company Stockholder Approval and all other matters related to the transactions contemplated hereby.

Section 6.9 Transfer Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement.

Section 6.10 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) indemnify and hold harmless, against any costs or expenses (including attorney’s fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Claim and provide advancement of expenses to, all past and present directors and officers of the Company and the Company Subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company’s Constituent Documents and indemnification agreements, if any, in existence on the date hereof with any directors and officers of the Company and the Company Subsidiaries, and (ii) cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided that the Surviving Corporation (or any successor) may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to Claims arising from facts or events that occurred on or before the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), provided that in no event shall the Surviving Corporation be required to expend more than 300% of the amount expended by the Company and the Company Subsidiaries to maintain or procure such directors’ and officers’ insurance liability insurance and fiduciary liability insurance immediately prior to the Effective Time.

(b) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.10.

Section 6.11 Public Announcements. Parent and the Company shall develop a joint communications plan and each party shall (i) ensure that all press releases and other public statements or communications with respect to the transactions contemplated hereby shall be consistent with such joint communications plan and (ii) unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, consult with each other and provide each other with a reasonable opportunity to review and comment before issuing any press release or otherwise making any public statement or communication with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in the Proxy Statement in accordance with the provisions of Section 6.1, the Company shall not issue any press release or otherwise make any public statement or disclosure concerning its business, financial condition or results of operations without the written consent of Parent.

Section 6.12 Notification of Certain Matters. Each of the Company and Parent shall use its reasonable best efforts to give prompt notice to the other to the extent that it acquires knowledge of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause the conditions set forth in Section 7.2(a) or Section 7.3(a) to fail to be satisfied and (ii) any material breach by it (and in the case of Parent, Merger Sub) to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 6.12 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.13 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or shall become applicable to the transactions contemplated hereby, Parent, the Company and their respective Boards of Directors shall use all reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 6.14 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date hereof against the Company or any of its directors or executive officers by any stockholder of the Company relating to this Agreement, the Merger, any other transaction contemplated hereby or otherwise, without the prior written consent of Parent.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Regulatory Approval. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, any investigation opened by means of a second request for additional information or otherwise shall have been terminated or closed and no action shall have been instituted by the DOJ or the FTC challenging or seeking to enjoin the consummation of this transaction, which action shall not have been withdrawn or terminated and all approvals, if any, required to be obtained from any Governmental Entity in connection with the consummation of the Merger and the transactions contemplated by this Agreement, in form and substance reasonably satisfactory to the Parent, shall have been obtained and shall not have been revoked or modified.

(c) No Injunctions or Restraints, Illegality. No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that each of the parties shall have used their reasonable best efforts to prevent the entry of any such temporary restraining order, injunction or other order, including taking such action as is required to comply with Section 6.5, and to appeal as promptly as possible any injunction or other order that may be entered.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by Parent, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties.

(i) The representation and warranty of the Company set forth in Section 3.9 (solely as to clause (c) thereof) shall be true and correct in all respects as of the date of this Agreement.

(ii) Except with respect to the representation and warranty of the Company set forth in Section 3.9 (solely as to clause (c) thereof), each of the representations and warranties of the Company set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or Material Adverse Effect on the Company, shall be true and correct, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct as so made does not have and is not, individually or in the aggregate, reasonably likely to have or result in a Material Adverse Effect on the Company.

(iii) Parent shall have received a certificate of the chief executive officer or the chief financial officer of the Company certifying compliance with clauses (i) and (ii) above.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date and Parent shall have received a certificate of the chief executive officer or the chief financial officer of the Company to such effect.

(c) No Material Change. Since the date of this Agreement, there shall not have been any state of facts, event, change, circumstance or effect (or, with respect to facts, events, changes, circumstances or effects existing prior to the date hereof, any worsening thereof) that, individually or in the aggregate, has had or could reasonably be expected to have or result in a Material Adverse Effect on the Company.

(d) FIRPTA Certificate. The Company shall have delivered to Parent a certificate, issued by the Company pursuant to Section 1.1445-2(c) of the Treasury Regulations, certifying that the Company is not and has not been at any time during the five-year period ending on the Closing Date a United States real property holding corporation, as defined in Section 897(c)(2) of the Code.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualification or limitation as to “materiality” or Material Adverse Effect on Parent, shall be true and correct, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct as so made does not have and is not, individually or in the aggregate, reasonably likely to have or result in, a Material Adverse Effect on Parent, and the Company shall have received a certificate of an executive officer of Parent certifying compliance with the above.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date and the Company shall have received a certificate of an executive officer of Parent to such effect.

ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Merger shall not have been consummated on or before the date that is six months after the date of this Agreement (the “Outside Date“), provided that the right to terminate the Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose material breach of this Agreement primarily contributes to the failure of the Merger to be consummated by such date;

(ii) any Governmental Entity of competent jurisdiction issues an order, judgment, decision, opinion, decree or ruling or takes any other action (which the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve, annul, quash or lift, as applicable) permanently restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decision, opinion, decree or ruling or other action shall have become final and non-appealable; or

(iii) the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting or any adjournment or postponement thereof;

(c) by Parent, if:

(i) the Company shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) has not been cured (or is incapable of being cured) by the Company prior to the earlier of (x) the Outside Date and (y) 20 days following written notice to the Company of Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) (which notice shall specify the basis for such termination) and (B) would result in a failure of any condition set forth in Section 7.2(a) or Section 7.2(b);

(ii) the Company or any Company Subsidiary or any of their respective Representatives shall have breached in any material respect their respective obligations under Section 6.3; or

(iii) the Board of Directors of the Company shall have (A) failed to authorize, approve or recommend the Merger or to include its recommendation in any Proxy Statement, (B) effected a Change in the Company Recommendation or, in the case of a Takeover Proposal made by way of a tender offer or exchange offer, failed to recommend that the Company’s stockholders reject such tender offer or exchange offer within the ten Business Day period specified in Section 14e-2(a) under the Exchange Act, (C) failed to reconfirm its authorization, approval or recommendation of the Merger within three Business Days after a written request by Parent to do so or (D) resolved to take any of the foregoing actions; or

(d) by the Company:

(i) if Parent shall have breached or failed to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) has not been cured (or is incapable of being cured) by Parent prior to the earlier of (x) the Outside Date and (y) 20 days following written notice to Parent of the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i) (which notice shall specify the basis for such termination) and (B) would result in a failure of any condition set forth in Section 7.3(a) or Section 7.3(b); or

(ii) pursuant to Section 6.3(c), provided that (A) the Company is and has been in compliance in all material respects with Section 6.3, and (B) the Board of Directors of the Company concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of a Superior Proposal; and (C) the Company, prior to and as a condition of the termination of this Agreement, pays the Termination Fee (as defined in Section 8.3(a)) to Parent.

Section 8.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 8.1, the obligations of the parties hereunder shall terminate and there shall be no liability on the part of any party hereto with respect thereto, except for the confidentiality provisions of Section 6.4 and the provisions of Section 3.22, Section 4.6, this Section 8.2, Section 8.3 and Article IX, each of which shall remain in full force and effect, provided, however, that except as otherwise provided herein no party hereto shall be relieved or released from any liability or damages arising from a willful breach of any provision of this Agreement prior to such termination.

Section 8.3 Fees and Expenses.

(a) If this Agreement is terminated pursuant to any of the following provisions, the Company shall pay to Parent a fee equal to $4 million (the “Termination Fee“):

(i) Section 8.1(c)(ii) or (iii);

(ii) Section 8.1(d)(ii); or

(iii) Section 8.1(b)(i) or (iii), if (A) after the date of this Agreement, any Person or “group” (within the meaning of section 13(d)(3) of the Exchange Act) makes a Takeover Proposal or amends or reasserts a Takeover Proposal made prior to the date of this Agreement and such Takeover Proposal becomes publicly known or is otherwise communicated to the Board of Directors of the Company prior to the Company Stockholder Meeting, and (B) within one year after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by any Takeover Proposal, provided that in such event, the Termination Fee shall be net of any Expenses previously reimbursed pursuant to the second-to-last sentence of Section 8.3(b).

(b) If the Company is required to pay Parent the Termination Fee, such Termination Fee shall be payable immediately prior to the termination of this Agreement in the event of termination by the Company, and not later than two Business Days after the receipt by the Company of a notice of termination from Parent in the event of termination by Parent, in each case by wire transfer of immediately available funds to an account designated by Parent (except that, in the case of termination pursuant to Section 8.1(b)(i) or (iii), such payment shall be made within two Business Days of the first to occur of either of the events referred to in clause (B) of Section 8.3(a)(iii)). If this Agreement is terminated under the circumstances described in clause (A) of Section 8.3(a)(iii), or pursuant to Section 8.1(c)(i), the Company shall, in addition to any Termination Fee that may be payable, reimburse Parent and Merger Sub for all of their Expenses, up to a maximum amount of $500,000, within two Business Days of receipt of written notice from Parent requesting payment thereof, which notice shall include documentation evidencing such Expenses in reasonable detail. The payment of the Termination Fee as set forth in this Section 8.3(b) shall be the sole and exclusive remedy of Parent and Merger Sub against the Company for any loss or damage suffered by Parent or Merger Sub as a result of the circumstances giving rise to such termination.

(c) If this Agreement is terminated pursuant to Section 8.1(d)(i), the Company shall have the right to receive as a termination fee the Escrowed Funds (excluding any earnings thereon), and in accordance with the terms of the Escrow Agreement, the Escrow Agent shall release the Escrowed Funds to the Company within three Business Days of receipt of notice from the Company thereof (unless timely objected to by Parent as provided by the Escrow Agreement). The right to receive the Escrowed Funds as set forth in this Section 8.3(c) shall be the sole and exclusive remedy of the Company against Parent or Merger Sub for any loss or damage suffered by the Company and its shareholders as a result of the circumstances giving rise to such termination.

(d) The parties each agree that the agreements contained in this Section 8.3 are an integral part of the transaction contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the any party fails promptly to pay any amounts due under this Section 8.3 and, in order to obtain such payment, the party entitled to payment hereunder commences a suit that results in a judgment against the Company for such amounts, the party obligated to pay such amounts shall also pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, together with the reasonable out-of-pocket costs and expenses of the party entitled to payment hereunder (including reasonable legal fees and expenses) in connection with such suit.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent or Merger Sub, to:

Portfolio Logic LLC

600 New Hampshire Avenue, NW

9th Floor

Washington, DC 20037

Attention: Jeffrey D. Zients

Telephone: 202-266-7900

Fax: 202-339-6570

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: Gregory V. Gooding, Esq.

Telephone: 212-909-6000

Fax: 212-909-6836

If to the Company, to:

Pediatric Services of America, Inc.

310 Technology Parkway

Norcross, Georgia 30092

Attention: James M. McNeill

Telephone: 770-209-7700

Facsimile: 770-263-9340

with a copy to (which shall not constitute notice):

McKenna Long & Aldridge LLP

303 Peachtree Street, N.E., Suite 5300

Atlanta, Georgia 30308

Attention: Thomas Wardell, Esq.

Telephone: 404-527-4990

Facsimile: 404-527-4198

Section 9.3 Interpretation.

(a) When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 9.4 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, including by facsimile, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each party hereto has received counterparts thereof signed and delivered (by telecopy or otherwise) by all of the other parties hereto.

Section 9.5 Entire Agreement; No Third Party Beneficiaries.

(a) This Agreement (including the Exhibits and Schedules) constitutes the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except as provided in Section 6.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person not a party to this Agreement any rights, benefits or remedies of any nature whatsoever.

Section 9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that (i) Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent without the consent of the Company, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement and (ii) Parent may assign any or all of its rights, interests and obligations under this Agreement to any Affiliate of Parent without the consent of the Company, but no such assignment shall relieve Parent of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.8 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Stockholder Approval is obtained, but after such approval no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by the Company’s stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 9.9 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 9.10 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS CONFLICTS OF LAW RULES OR PRINCIPLES. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION

DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(b).

Section 9.11 Enforcement. The parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed by the Company in accordance with its specific terms or was otherwise breached by the Company. It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12 Definitions. As used in this agreement:

An “Affiliate” of any Person means another Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise;

“beneficial ownership” or “beneficially own” has the meaning under Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Board of Directors” means the Board of Directors of any specified Person and any committees thereof.

“Business” means the business and operations of the Company and the Company Subsidiaries as currently conducted.

“Business Day” means any day on which banks are not required or authorized to close in the City of New York.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company Benefit Plans” means each written or oral employee benefit plan, scheme, program, policy, arrangement and contract (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance agreement, plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee or director of the Company or any Company Subsidiary that is maintained or contributed to by the Company or any Company Subsidiary, or with respect to which any of them could incur liability under the Code or ERISA or any similar non-U.S. law.

“Company Common Stock” means the common stock, $.01 par value, of the Company.

“Company Financial Statements” means the consolidated financial statements of the Company and the Company Subsidiaries included in the Company SEC Documents together, in the case of year-end statements, with reports thereon by Ernst & Young LLP, the independent auditors of the Company, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of shareholders’ equity and a consolidated statement of cash flows, and accompanying notes.

“Company Stock Option” means any option to purchase Company Common Stock.

“Company Subsidiary” means any Subsidiary of the Company and any corporation or other organization, whether incorporated or unincorporated, through which the Company or any Company Subsidiary conducts any joint venture, strategic alliance or similar arrangement.

“Constituent Documents” means, with respect to any entity, the Certificate or Articles of Incorporation, certificate of formation, limited liability company agreement, By-laws, minute books, or any similar charter or other organizational documents of such entity.

“Dissenting Shares” means shares of Company Common Stock as to which the holder thereof has exercised appraisal rights pursuant to Section 262 of the DGCL.

“Environmental Law” means any foreign, federal, state or local law, treaty, statute, rule, regulation, order, ordinance, decree, injunction, judgment, governmental restriction or any other requirement of law (including common law) regulating or relating to the protection of human health and safety, natural resources or the environment, including laws relating to wetlands, pollution, contamination or the use, generation, management, handling, transport, treatment, disposal, storage, Release or threatened Release of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means any shares of Company Common Stock held by the Company, Parent, Merger Sub, any other wholly owned Subsidiary of Parent or by any wholly owned Subsidiary of the Company.

“Governmental Entity” means any nation or government or multinational body, any state, agency, commission, or other political subdivision thereof or any entity (including a court) exercising executive, legislative, judicial or administration functions of or pertaining to government, any stock exchange or self regulatory entity supervising, organizing and supporting any stock exchange.

“Hazardous Substances” means any substance or material that: (i) is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum, petroleum products or petroleum-derived substances or wastes, radon gas, microbial or microbiological contamination or related materials, (ii) requires investigation or remedial action pursuant to any Environmental Law, or is defined, listed or identified as a “hazardous waste,” “hazardous substance,” “toxic substance” or words of similar import thereunder, or (iii) is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and is regulated under any Environmental Law.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d through d-8, as amended, and regulations promulgated thereunder, including the privacy, transaction standard, and security regulations.

“Intellectual Property” means all trademarks, service marks, trade names, trade dress, including all goodwill associated with the foregoing, domain names, copyrights, software and computer programs, internet web sites, mask works and other semiconductor chip rights, and similar rights, and registrations and applications to register or renew the registration of any of the foregoing, patents and patent applications and rights, trade secrets and all similar intellectual property rights.

“IRS” means the Internal Revenue Service.

“knowledge of the Company” means the actual knowledge of the following persons: Daniel J. Kohl, James M. McNeill and Lori Reel.

“knowledge of Parent” and/or “knowledge of Merger Sub” means the actual knowledge of Jeffrey D. Zients.

“Law” (and with the correlative meaning “Laws”) means rule, regulation, statute, order, ordinance, guideline, code or other legally enforceable requirement, including, but not limited to common law, state and federal laws or securities laws and laws of foreign jurisdictions.

“Letter of Intent” means the letter of intent, dated March 21, 2007, between Parent and the Company.

“Liens” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), other charge or security interest; or any preference, priority or other agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, or any capital lease having substantially the same economic effect as any of the foregoing).

“Material Adverse Effect” means:

(A) As to the Company, any event, change, circumstance or effect that individually or in the aggregate is or is reasonably likely to be materially adverse to (i) the business, assets (including intangible assets), liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, circumstance or effect relating to (v) political conditions, the economy or financial markets in general, (w) the announcement of the transactions contemplated by this Agreement or other communication by Parent or Merger Sub of their plans or intentions with respect to the businesses of the Company and its Subsidiaries, (x) other than with respect to the representations and warranties in Section 3.6, the consummation of the transactions contemplated by this Agreement or any actions by Parent, Merger Sub or the Company taken pursuant to this Agreement, (y) any change in the market price or trading volume of the Company Common Stock or any failure by the Company to meet any revenue or earnings predictions released by the Company or provided to Parent or Merger Sub or the revenue or earnings predictions if equity analysts (it being agreed that the events, changes, circumstances or effects giving rise to or contributing to any such change or failure may constitute or give rise to a Material Adverse Effect) and (z) changes in the industry in which the Company operates, provided, however, that the effect of the changes in clauses (v) and (z) shall be included to the extent of, and in the amount of, the disproportionate impact (if any) they have on such party and its Subsidiaries, taken as a whole; or (ii) the ability of the Company to perform without material delay its obligations under this Agreement or to consummate without material delay the transactions contemplated by this Agreement.

(B) As to Merger Sub or Parent, as the case may be, any event, change, circumstance or effect that individually or in the aggregate is or is reasonably likely to be materially adverse to the ability of such party to perform without material delay its obligations under this Agreement or to consummate without material delay the transactions contemplated by this Agreement.

“Nasdaq” means The NASDAQ National Market.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal, applicable to the Company or any Company Subsidiary.

“other party” means, with respect to the Company, Parent and Merger Sub, and means, with respect to Parent or Merger Sub, the Company, unless the context otherwise requires.

“Permitted Liens” means (i) any Liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, (iii) leases or subleases (other than capital leases and leases underlying sale and leaseback transactions); (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation; (v) easements, rights-of-way and other restrictions or encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto; and (vi) Liens the existence of which are disclosed in the consolidated balance sheet of the Company or the notes thereto included in any Company SEC Document filed prior to the date of this Agreement.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Qualifying Confidentiality Agreement“ means an executed agreement requiring any Person receiving nonpublic information with respect to the Company to keep such information confidential, subject to customary exceptions.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Rights Agreement” means the Rights Agreement, dated as of September 22, 1998, as amended by the First Amendment thereto, dated December 21, 2000, between the Company and Mellon Investor Services LLC, as Rights Agent.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership), (ii) a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax” (and with the correlative meaning “Taxes”) means (i) income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest and any penalties (including penalties for failure to file or late filing of any return, report or other filing, and any interest in respect of such penalties and additions, additions to tax or additional amounts imposed by any and all federal, state, local, foreign or other taxing authority (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person.

“Tax Return” means any declaration, statement, report, return, information return or claim for refund relating to Taxes (including information required to be supplied to a governmental entity in respect of such report or return) including, if applicable, any combined or consolidated return for any group of entities that includes the Company or any Company Subsidiary.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

PORTFOLIO LOGIC LLC

By:	Portfolio Logic Management LLC, its Manager

By:	/s/ Jeffrey D. Zients
Name: Jeffrey D. Zients
Title: Manager

POINTER ACQUISITION CO., INC.

By:	/s/ Jeffrey D. Zients
Name: Jeffrey D. Zients
Title: President and Treasurer

PEDIATRIC SERVICES OF AMERICA, INC.

By:	/s/ Daniel J. Kohl
Name: Daniel J. Kohl
Title: President and Chief Executive Officer

Index

Affiliate	A-42
Agreement	A-1
beneficial ownership	A-42
beneficially own	A-42
Benefits Continuation Period	A-30
Board of Directors	A-42
Book-Entry Shares	A-4
Business	A-42
Business Combination Transaction	A-28
Business Day	A-43
By-Laws	A-2
Certificate of Incorporation	A-2
Certificate of Merger	A-2
Certificates	A-2
Change in the Company Recommendation	A-26
Claim	A-12
Closing	A-1
Closing Date	A-2
Code	A-43
Company	A-1
Company Benefit Plans	A-43
Company Common Stock	A-43
Company Disclosure Letter	A-6
Company Financial Advisor	A-19
Company Financial Statements	A-43
Company Permits	A-12
Company Preferred Stock	A-7
Company Recommendation	A-26
Company SEC Documents	A-10
Company Stock Option	A-43
Company Stockholder Approval	A-8
Company Stockholder Meeting	A-26
DGCL	A-1
Dissenting Shares	A-43
Dissenting Stockholder	A-3
DOJ	A-30
Effective Time	A-2
Environmental Law	A-43
ERISA	A-44
Escrow Agent	A-4
Escrow Agreement	A-4
Escrowed Funds	A-4
Exchange Act	A-44
Exchange Agent	A-4
Exchange Fund	A-4

Index

(continued)

Page
Excluded Shares	A-44
Expenses	A-32
FTC	A-30
Governmental Entity	A-44
Hazardous Substances	A-44
HIPAA	A-44
HSR Act	A-10
Indebtedness	A-17
Intellectual Property	A-44
IRS	A-44
knowledge of Merger Sub	A-44
knowledge of Parent	A-44
knowledge of the Company	A-44
Law	A-45
Lease	A-14
Leased Real Property	A-14
Liens	A-45
Material Adverse Effect	A-45
Merger	A-1
Merger Consideration	A-2
Merger Sub	A-1
Nasdaq	A-45
Notice Period	A-28
Option Consideration	A-3
Order	A-46
other party	A-46
Outside Date	A-36
Parent	A-1
parties	A-1
Permitted Liens	A-46
Person	A-46
Proxy Statement	A-26
Qualifying Confidentiality Agreement	A-46
Release	A-46
Representatives	A-29
Rights Agreement	A-46
Sarbanes-Oxley Act	A-11
SEC	A-10
Securities Act	A-46
Subsidiary	A-46
Superior Proposal	A-28
Surviving Corporation	A-1
Takeover Proposal	A-28

ii

Index

(continued)

Page
Tax Return	A-47
Taxes	A-47
Taxing Authority	A-47
Termination Fee	A-37
Third Party	A-28

iii

ANNEX B

Opinion of Raymond James & Associates, Inc.

April 25, 2007

Board of Directors

Pediatric Services of America, Inc.

310 Technology Parkway

Norcross, Georgia 30092

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the outstanding common stock, par value $0.01 (the “Common Stock”) of Pediatric Services of America, Inc., d/b/a PSA Healthcare (the “Company” ) regarding the consideration to be received by such holders in connection with the proposed merger (the “Merger”) of the Company with Portfolio Logic LLC (“Portfolio Logic”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 25, 2007 among Portfolio Logic, a direct and wholly owned entity of Portfolio Logic (“Merger Sub”), and the Company (the “Agreement”). Under and subject to the terms of the Agreement, the consideration to be received by the shareholders of the Company in exchange for each outstanding share of Common Stock is $16.25 in cash. For the purposes of this letter and our related analyses, the term “shareholder” excludes Portfolio Logic and its affiliates to the extent any is a shareholder of the Company; consequently, we offer no opinion regarding the fairness of the Merger, from a financial point of view, to Portfolio Logic or its affiliates.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the Agreement;

2.	reviewed the Company’s amended annual report filed on Form 10-K for the fiscal year ended September 30, 2006 and the quarterly report filed on form 10-Q for the quarter ended December 31, 2006;

3.	reviewed certain other publicly available information on the Company;

4.	reviewed other Company financial and operating information provided by the Company;

5.	discussed with senior management of the Company certain information related to the foregoing; and

6.	considered such other quantitative and qualitative factors that we deemed to be relevant to our analysis.

We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed, with your consent, that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available

Raymond James & Associates, Inc.

Member New York Stock Exchange/SIPC

2525 West End Avenue • Suite 925 • Nashville, TN 37203

615-321-8088 Main • 800-658-6188 Toll Free • 615-321-4588 Fax

Board of Directors

Pediatric Services of America, Inc.

April 25, 2007

estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

In conducting our investigation and analyses and in arriving at our opinion, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) the current and projected financial position and results of operations of the Company; (ii) the historical market prices, trading activity, and ownership profile of the Common Stock of the Company; (iii) historical and projected revenues, operating earnings, net income, and capitalization of the Company and certain other publicly held companies in businesses we believe to be similar to the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; (v) historical acquisition premiums paid relative to the market stock prices of selected companies; (vi) the discounted present value of the projected future cash flows of the Company; and (vii) the general condition of the securities markets.

In arriving at this opinion, Raymond James & Associates, Inc. (“Raymond James” ) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. In the capacity of rendering the opinion, we have reviewed the terms of the Agreement and offer no judgment to the negotiations resulting in such terms. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of the Company. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. Raymond James will receive a fee from the Company upon the delivery of this opinion. Raymond James also has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a separate fee for such services, which fee is contingent upon consummation of the Merger and is larger than the fee for delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of April 25, 2007 and any material change in such circumstances and conditions would require a re-evaluation of this opinion, which we are under no obligation to undertake.

Board of Directors

Pediatric Services of America, Inc.

April 25, 2007

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of April 25, 2007, the consideration to be received by the shareholders of the Company pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company’s outstanding Common Stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

ANNEX C

Section 262 of the Delaware General Corporation Law

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 AND 2.

1. To adopt the Agreement and Plan of Merger, dated April 25, 2007, by and among Pediatric Services of America, Inc., Portfolio Logic LLC and Pointer Acquisition Co., Inc.	In their discretion, the proxies are authorized to vote on such other business as may properly come before the Special Meeting or any adjournment(s) thereof. The Board of Directors knows of no other business to be presented at the Special Meeting.
FOR AGAINST ABSTAIN ☐ ☐ ☐

2. To adjourn or postpone the Special Meeting of Stockholders, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to adopt the Agreement and Plan of Merger referred to in Item 1, above.

This Proxy, when properly executed, duly returned and not revoked, will be voted in accordance with the directions given by the undersigned stockholder. If no direction is given, it will be voted “For” Proposal 1 and “For” Proposal 2.

FOR AGAINST ABSTAIN ☐ ☐ ☐

Signature	Signature	Date
Please sign exactly as your name(s) appears hereon. When shares are held jointly, both holders should sign. When signing as attorney, executor, administrator, trustee, custodian or guardian, give your full title as such. If the signatory is a corporation or partnership, sign the full corporate or partnership name by a duly authorized officer.

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WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,

BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to special meeting day.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET http://www.proxyvoting.com/psai Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.melloninvestor.com/isd where step-by-step instructions will prompt you through enrollment.

PEDIATRIC SERVICES OF AMERICA, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

FOR THE SPECIAL MEETING OF STOCKHOLDERS

I (we) hereby acknowledge receipt of the Notice of the Special Meeting of Stockholders and Proxy Statement and do hereby appoint Michael E. Axelrod and David Crane, and either of them or their designees, with full power of substitution, as our proxy or proxies to represent me (us) and to vote all shares of Pediatric Services of America, Inc. Common Stock which I (we) would be entitled to vote if personally present at the Special Meeting of Stockholders of Pediatric Services of America, Inc., to be held in the [Medlock Auditorium at the Northeast Atlanta Hilton, 5993 Peachtree Industrial Boulevard, Norcross, Georgia 30092], at 9:00 a.m. on                     ,                      , 2007, and at any adjournment(s) or postponements thereof, as indicated on the reverse hereof:

TO BE DATED AND SIGNED ON OTHER SIDE

PLEASE COMPLETE, DATE, SIGN AND

RETURN THIS PROXY PROMPTLY

(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

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You can now access your Pediatric Services of America, Inc. account online.

Access your Pediatric Services of America, Inc. stockholder account online via Investor ServiceDirect® (ISD).

Mellon Investor Services LLC, Transfer Agent for Pediatric Services of America, Inc., now makes it easy and convenient to get current information on yours shareholder account.

• View account status	• View payment history for dividends
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